-UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019**



DIVERSIFIED, DECISIVE, SUSTAINABLE BUSINESS

ANNUAL FINANCIAL STATEMENTS 2019



ANGLOGOLDASHANTI

AngloGoldAshanti **2019** <AFS>

VISION

TO BE THE

LEADING MINING COMPANY

VALUES



Safety and Health



Dignity and respect



Accountability



Community



Diversity



Environment

Sunrise Dam

CONTENTS

MISSION

To create value for our shareholders, our employees and our business and social partners by safely and responsibly exploring, mining and marketing our products.

VALUES

Our values and beliefs guide all decision-making and activities in the conduct of our business to ensure we make a positive impact. They underpin our environmental, social and governance (ESG) performance.



AngloGold Ashanti's 2019 suite of reports comprises:

- **<IR>** Integrated Report
- **<NOM>** Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)
- **<SR>** Sustainable Development Report
- **<R&R>** Mineral Resource and Ore Reserve Report
- **<AFS>** Annual Financial Statements
- **<WWW>** Reporting website

AUDIT AND RISK COMMITTEE – CHAIRMAN'S LETTER

It is my pleasure to present, on behalf of the Audit and Risk Committee ("the Committee"), an overview of the activities performed during the 2019 financial year. This report is presented in accordance with the Company's Memorandum of Incorporation (MOI), the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), Principle 8 and Principle 15 and the recommended practices contained in the fourth King Report on Governance for South Africa (King IV), as well as the Committee's formally approved charter, which is in line with the JSE Listings Requirements and is reviewed and approved by the board on an annual basis.

ROLE AND FOCUS

The Committee is an independent statutory committee and all members were appointed by the AngloGold Ashanti shareholders at the Annual General Meeting (AGM) held on 9 May 2019. The Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold Ashanti.

It is the Committee's principal regulatory duty to oversee the integrity of the group's internal control environment and to ensure that financial statements comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and company and the results of their operations.

Management has established and maintains internal controls and procedures, which are reviewed by the Committee and reported on through regular reports to the Board. These internal controls and procedures are designed to identify and manage, rather than eliminate, the risk of control malfunction and aim to provide reasonable but not absolute assurance that these risks are well managed and that material misstatements and/or loss will not materialise.

The Board assumes ultimate responsibility for the functions performed by the Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards.

COMPOSITION, PROCEEDINGS AND PERFORMANCE REVIEW

The Committee comprises four independent non-executive directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a diverse and continually evolving business environment. I was again elected as chairman of the Committee and fulfilled this role at each of the 5 meetings held during the 2019 financial year.

R Gasant - Chairman - BCompt (Hons), CA (SA), ACIMA, Executive Development Programme	5/5
R Ruston - MBA Business, BE (Mining)	5/5
M Richter - BA, Juris Doctor	5/5
A Ferguson - BSc Accountancy and Business Economics (University of Southampton); CA (Institute of Chartered Accountants of Scotland)	5/5
MJ Kirkwood - AB, Economics & Industrial Engineering - Retired 18 March 2019	2/2

The Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Finance, Vice President: Finance, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit, Vice President: Global Taxation, Group Risk Manager, Chief Information Officer, Group Compliance Officer, the External Auditors, as well as other assurance providers are invited to attend committee meetings in an ex-officio capacity and provide responses to questions raised by committee members during meetings. At every scheduled quarterly meeting the full Committee meets separately during closed sessions with management, internal audit and external audit.

The Committee was subjected to an internal self-assessment during 2019 to assess its effectiveness. The results of the assessment were discussed, actions taken and processes put in place to address areas identified for improvement.

DUTIES

The Committee's duties as required by section 94(7) of the Companies Act, King IV, JSE Listing Requirements and board-approved terms of reference is set out in the Audit and Risk Committees' annual work plan. These duties were discharged as follows:



Financial Reporting
- reviewed half and full year results and trading and market updates
- reviewed and assessed the Key Audit Matters raised as part of the 2019 year-end audit
- considered the integrity of the group's Integrated Report, Annual Financial Statements and the Form 20-F and recommended these for approval to the Board
- assessed accounting judgements, estimates and impairments
- reviewed tax provisions and contingencies
- considered the Mineral Resource and Ore Reserve Report 2019 as well as related feedback on this report from the Investment Committee
- assessed the going concern assumptions and solvency/ liquidity requirements
- monitored the XBRL and i-XBRL filing processes

Governance
- reviewed developments in reporting standards, corporate governance best practice and legislation
- evaluated the comitee's effectiveness
- reviewed and assessed the expertise, experience and performance of the finance function, Chief Financial Officer and Group Internal Audit
- approved an updated whistle-blowing policy
- assessed the feedback of an independent assessment of the whistle-blowing process
- reviewed the terms of reference of the Audit and Risk Committee
- held separate meetings with the external and internal auditors as well as management at each meeting

Internal Control and Risk Management
- assessed the systems to identify, manage and monitor financial, non-financial and fraud risks
- reviewed the scope, resources and results of internal audit
- approved the internal audit plan and monitored the execution thereof
- ensured that the combined assurance model was further refined to provide a co-ordinated approach to assurance activities
- reviewed significant whistle-blowing reports
- monitored the governance of information technology (IT), including cybersecurity
- received a quarterly update on risk management within the group
- received semi-annual updates on compliance related matters

External Auditors
- assessed their effectiveness
- assessed their suitability and that of the lead audit partner and recommended the appointment of the independent external auditors by the shareholders
- approved their terms of engagement, remuneration and integrated audit plan
- pre-approved all non-audit services
- assessed their independence and concluded that there were no impediments on the external auditors' independence
- approved the appointment to provide independent limited assurance on certain sustainability indicators included in the Sustainability Report

HIGHLIGHTS OF 2019

In addition to the execution of the Audit and Risk Committee's statutory duties, set out below are some highlights from 2019:

Focus area	Actions
Financial reporting	
Market updates, half-year and annual IFRS reports	Reviewed and recommended the trading and market updates, half-year and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after: • ensuring that complex accounting areas complied with IFRS; • carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (including impairments) and estimates; • discussing the accounting treatment of significant accounting and auditing matters as well as non-routine transactions with management and the external auditors including the accounting for the sale of the Mali assets and the sale of the remaining South African producing assets and related liabilities; • reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports; • reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors; • reviewing and assessing management's assessment of impairment indicators and identified impairments; • reviewing the key audit matters communicated by the external auditors in their audit report in terms of International Standard on Auditing 701; • reviewing the dividend proposal submitted by management for recommendation to the Board; • reviewing and approving the filing of the Form 20-F with the SEC;

Focus area	Actions
	• reviewing the representation letter that management was required to sign; and • considering and approving management's documented assessment of the company's going concern status including key assumptions.
New accounting standards	Considered the significance of new standards and interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years. During 2019, the Committee focused on implementation of IFRS 16 - Leases which became effective 1 January 2019. The Committee monitored management's implementation plans and the changes made within the internal control environment to ensure that the accounting requirements are embedded in the day-to-day operations.

Tax exposures

Focus area	Actions
Tax, tax exposures, effective tax rate, tax related judgements	Reviewed and approved the group's tax strategy and tax management policy. Received the quarterly update on the management of the group's tax exposures (including uncertain tax positions) with specific focus on: • effective tax rates; • impact that pending changes to legislation will have on fiscal duties; and • pending litigation in terms of tax exposure and the appropriate accounting thereof.

Mineral Resource and Ore Reserve Report

Focus area	Actions
Annual Mineral Resource and Ore Reserve Report	Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report prepared in accordance with the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016), after: • discussing the internal control environment associated with the Mineral Resource and Ore Reserve estimation process; • receiving confirmation that the Competent Persons appointed approved the Mineral Resource and Ore Reserve; • reviewing and assessing for reasonableness the year-on-year reconciliation of the Mineral Resource and Ore Reserve; and • considering the work performed by the Investment Committee on the Mineral Resource and Ore Reserve process.

Corporate governance

Focus area	Actions
King IV	Ensured that the recommended practices underpinning the 16 Principles of King IV applicable to AngloGold Ashanti remained intact, ensuring that an ethical culture is created that supports the effective control of the organisation at all levels, measuring the performance of the organisation from an economical, societal and environmental perspective ensuring a legitimate and sustainable business.
Subsidiary Audit and Risk Committees	Monitored the proceedings of relevant statutory subsidiary Audit and Risk Committees during each of its meetings.
Risk Management	Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the company; and received presentations on the following emerging risks and topics to obtain an in-depth analysis and understanding: • "Tailings risk"; • "Critical Control Management"; • "Brazilian Operations - Risks and Opportunities"; and • "Critical Skills and Talent Management".
IT Governance and Cyber Security	The Committee received and reviewed detailed reports from the Chief Information Officer on the group's information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities within the current AngloGold Ashanti landscape. The Committee considered the current action plans in place to manage the associated risk exposure.
Combined Assurance	The Committee closely monitored the actions implemented by management during 2019 to further enhance the AngloGold Ashanti combined assurance model and to ensure integration between the various in-house assurance providers. The Committee considers the current model as effective and efficient in that it fully integrates with the risk management function. It will, however, continue to monitor the combined assurance model in light of the changing operational environment.
Sarbanes-Oxley Compliance (SOX)	The Committee has overseen the SOX compliance efforts of management through receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting.
Compliance	The Committee monitored the execution of the global compliance governance framework that allows for a systematic risk-based approach for group, regions and operations to identify and monitor compliance to major laws, regulations, standards and codes.
Litigation matters	The Committee received and considered reports on significant litigation matters and assessed the possible impact thereof on the group financial results.

INTERNAL AUDIT

Group Internal Audit is a key independent assurance business partner within AngloGold Ashanti under the leadership of the Senior Vice President: Group Internal Audit who has direct access to the chairmen of both the Committee and the Board. The Senior Vice President: Group Internal Audit reports functionally to the Audit and Risk Committee and administratively to the Chief Financial Officer, is not a member of the Executive Committee but has a standing invitation to attend these meetings. As part of its mandated

responsibilities, the Committee has assessed the performance of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by reporting to the Committee on the assessment of:

- ethical leadership and corporate citizenship within AngloGold Ashanti;
- the governance of risk within AngloGold Ashanti;
- the governance of Information Technology within AngloGold Ashanti;
- compliance with laws, rules, codes and standards within AngloGold Ashanti;
- the effectiveness of internal controls over financial reporting and internal controls in general; and
- the effectiveness of the Combined Assurance Framework for the group.

The Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process.

As Chairman, I meet with the Senior Vice President: Group Internal Audit in private before each meeting and on an ad-hoc basis throughout the year.

The Committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that nothing has come to its attention indicating that the group's system of internal financial controls is not effective and does not provide reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.

EXTERNAL AUDIT

The current auditors Ernst &Young are level 1 BBB-EE contributors. The audit cycle at AngloGold Ashanti is continuous as the External Auditor performs half yearly reviews on the results of the group. During August 2019, the annual integrated audit plan, the associated fees and the 2019 global engagement letter were tabled at the Committee for consideration and approval.

As Chairman, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact on AngloGold Ashanti.

As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Committee has also considered during its evaluation of the independence of Ernst & Young factors such as:

- the tenure of service;
- the quality of planning, delivery and execution of the audit;
- quality and knowledge of the audit team, specifically the senior management team, including the lead engagement partner;
- the results of the most recent IRBA and PCAOB regulator reviews and the responses of the firm on observations raised in these reports;
- outcome of the quality assessment review performed during the first half of 2019; and
- the robustness of the audit, including the audit team's ability to challenge management as well as demonstrate professional scepticism and independence.

In addition, when considering the re-appointment of the External Auditor at the AGM, the Committee satisfied itself that the External Auditor is accredited on the JSE list of Auditors and Accounting Specialists, and that the individual auditor responsible for performing the functions of the auditor, does not appear on the JSE list of disqualified individual auditors, as set out in Section 22.

To further safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the Audit and Risk Committee has established that the sum of the non-audit and tax fees in a year must not exceed 40% of the sum of the audit and audit related fees in the year. The Committee received a quarterly update on the tax and non-audit fees as a percentage of the total audit and audit related fees and is comfortable that the external auditor's independence has not been jeopardised.

During 2019, the external audit fees were made up of audit services $5.77m, audit related services $1.14m, tax services $0.07m and non-audit services $0.09m.

The Committee did not note any significant findings and considers the service provided by the external auditors to have been independent, effective and robust.

FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER

The Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Committee further reviewed the expertise and experience of the Chief Financial Officer, Christine Ramon, and was satisfied with the appropriateness thereof.

As Chairman, I meet with the senior finance team in private before each scheduled meeting where I am also briefed on general matters relating to the administration of the finance function, the effectiveness of the internal control environment associated with financial reporting as well as any transactions that may require additional consideration in terms of accounting.

TAX GOVERNANCE AND STRATEGY

The Committee received and reviewed detailed reports from the Chief Financial Officer and Vice President: Global Taxation, jointly, on the group's tax position, including uncertain tax positions, tax provisions, status of the group's tax compliance globally and relevant global fiscal developments impacting the group.

The Committee also approved the group's tax strategy and tax management policy, which together, set out the group's approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight, which is more fully explained in the Integrated Report.

WHISTLEBLOWING

The Committee received quarterly updates on AngloGold Ashanti's whistleblowing process. Where appropriate, the Committee has directly overseen the investigation of whistle-blowing reports. Considering the report of an independent assessor, the Committee is comfortable that the whistle-blowing process is robust and that each report received is taken seriously and thoroughly investigated.

During the year, 141 (2018: 180) reports were received. The decrease in the number of reports was expected given the smaller footprint of the operations as a result of the sale of some South Africa assets.

Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function or the content of the company's and group's financial statements.

STATEMENT OF INTERNAL CONTROL

The opinion of the Board on the effectiveness of the internal control environment is informed by the conclusion of the Audit and Risk Committee.

The Audit and Risk Committee assessed the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group's system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls. The assessment, when considered with information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, led to the conclusion that nothing has come to the attention of the Board that caused it to believe that the company's system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

ANNUAL FINANCIAL STATEMENTS

The Committee has evaluated the consolidated and separate annual financial statements for the year ended 31 December 2019 and concluded that they comply, in all material aspects, with the requirements of the Companies Act, International Financial Reporting Standards, and JSE Listing Requirements. The Committee therefore recommended the approval of the annual financial statements to the Board.

LOOKING FORWARD

The Committee realises that its work is increasingly broad and complex and as a committee we are required to stay on top of developments impacting AngloGold Ashanti. During 2020, the Audit and Risk Committee will:
- monitor the internal control environment in the light of ongoing restructuring given the recent sales;
- monitor the cyber environment and the group's prevention and defense capabilities in terms of risk exposure;
- monitor the successful integration of the core technical engineering and mining disciplines into the combined assurance review process, where so dictated by risk;
- further consider the group's approach to Mandatory Audit Firm rotation that will be effective for the 2024 financial period at the latest;
- assess the impact of the rule changes accepted by the Securities Exchange Commission around disclosures associated with Mineral Resource and Ore Reserve; and
- monitor continuous improvement in the identification, mitigation and reporting of key risks facing the Group, including our risk appetite and risk ranking methodology.

CONCLUSION

The Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate, statutory responsibilities and terms of reference during the year under review. In signing this report on behalf of the Committee, I would like to thank my fellow committee members, the external auditors, internal auditors and management for their contributions to the Committee during the year.

Rhidwaan Gasant
Chairman: Audit and Risk Committee
27 March 2020

CHIEF FINANCIAL OFFICER'S REVIEW

EXECUTIVE SUMMARY [1]

2019 was a strong financial year for the business. Free cash flow, before growth capital, increased by 106% to $448m, while cash flow from operating activities increased by 22% to $1,047m. Measures have been taken during the year to instil more financial discipline and follow a clear framework for allocating capital. We have and will continue to prioritise the reduction of debt with excess cash as we believe that maintaining lower debt will help us to be more sustainable through the cycle. We ended the year with adjusted net debt to adjusted EBITDA improved to 0.91 times, well below our targeted level of 1 time through the cycle.

Reinvestment in our core asset base has enabled us to optimise output and plan for the future with Ore Reserves outside of South Africa replenished. The rising cash flows from our operations has grown our dividend by 57% to 11 US cents per share. Our dividend policy, which pays 10% of free cash flow, before growth capital, at the discretion of the Board of Directors, reflects a discipline in our capital allocation process: we carve out cash for shareholders before we look at growth options. Our investment in growth has culminated in the historic pouring of first gold at Obuasi in December 2019, bringing Phase 1 of the Redevelopment Project to a conclusion on time and within budget.

Financial highlights of the year under review include:
- The group met 2019 full year guidance with production at 3.281Moz and All-in sustaining costs (AISC) of $998/oz (including $6/oz non-cash rehabilitation provision in Brazil as guided in the third quarter of 2019)
- Record production achieved at Kibali, Tropicana and Iduapriem, while Geita delivered the highest production in 14 years
- Free cash flow, before growth capital, increased by 106% to $448m, while cash flow from operating activities increased by 22% to $1,047m
- Adjusted net debt to Adjusted EBITDA improved to 0.91 times, with cash and cash equivalents at $463m
- The company reached agreements to sell the remaining South African assets and the Sadiola mine in Mali
- Dividend increased by 57% to approximately 11 US cents per share (165 ZAR cents per share up from 95 ZAR cents per share in the prior year).

Progress has been made on the sales processes announced. On 23 December 2019, the company announced that it had reached an agreement to sell its interest in the Sadiola Mine, while on 12 February 2020, the company announced that it had reach an agreement with Harmony Gold to sell all its remaining South African assets and related liabilities. In Argentina, the sales process related to Cerro Vanguardia continues. The sales proceeds from these asset sales will be prioritised to debt reduction.

[1] The information included in the Chief Financial Officer's review are provided for the AngloGold Ashanti group (i.e. including South Africa), unless otherwise indicated. Following the announcement of the South African asset sale, the South African operations are recorded as discontinued operations in the financial results. Comparative results have been restated where required.

GROUP PERFORMANCE

AngloGold Ashanti's cash flows and earnings showed further growth in 2019, and for the seventh consecutive year, production, capital and all cost guidance metrics were met.

Cash flows from the business continue to improve, with free cash flow at $127m up 90% compared to 2018. Adjusted EBITDA in 2019 increased to $1,723m, versus $1,480m in 2018. Both metrics benefitted from the increased gold price received during 2019, partly offset by lower gold output, increased taxes and royalties.

All-in sustaining costs (AISC) of $998/oz in 2019, compared to $976/oz in 2018, was impacted by a $6/oz non-cash impact from the revised rehabilitation provisions in Brazil, as required by new legislation promulgated during the third quarter of 2019. Excluding this impact, AISC increased by 2% year-on-year.

Basic loss for the year ended 31 December 2019 was $12m, or 3 US cents per share, compared with basic profit of $133m, or 32 US cents per share in 2018. Earnings were negatively impacted by the impairment of the South African assets associated with their held for sale accounting treatment ($385m, net of tax), higher rehabilitation provisions in Brazil ($15m, net of tax) and higher

care and maintenance costs in South Africa and Ghana ($13m, net of tax). Excluding impairment charges, headline earnings were $379m, or 91 US cents per share, compared with $220m, or 53 US cents per share in 2018.

The group ended the year with a robust balance sheet, with improved cash flows contributing towards continued debt reduction. At the end of December 2019, the ratio of adjusted net debt to adjusted EBITDA was 0.91 times (1 times from continuing operations), below the targeted level of 1 times through the cycle and at the lowest level since 2012.

As at 31 December 2019, liquidity remains strong with $1.42bn undrawn on the $1.62bn US Dollar RCF, approximately R4.65bn available on the R5.65bn South African RCFs and other facilities, and cash and cash equivalents of $463m. Subsequent to year-end, we drew down on the remainder of our US Dollar RCF to bolster our cash position as indicated later in the report.

The board approved a dividend of ZAR 165 cents per share (approximately 11 US cents per share), in line with the dividend policy based on 10% of free cash flow, before growth capital expenditure. This compares to a dividend of ZAR 95 cents per share (7 US cents per share) in 2018. The increase in the dividend reflects management's commitment to improving shareholder returns, while maintaining disciplined capital allocation. The Board is satisfied that subsequent to the dividend declaration the company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility.

STRATEGIC PRIORITIES

Maintaining a reliable track record of consistent and prudent behaviour as custodians of shareholder capital continues to be central to our approach. Capital allocation continues to remain disciplined and focused on improving value creation through effective management and without placing undue financial or operating risk on the business. This approach does not prioritise scale but rather focuses on sustainable margins and free cash flow growth to improve total returns to shareholders over time.

Whilst noting the establishment of two global mega gold-producing entities after the mergers of Barrick/Randgold and Newmont/Goldcorp, the group continues to favour organic opportunities to create value, over those available through acquisition. The company's equity remains an important asset that should be protected while efforts are undertaken to close the considerable valuation gap that exists with global industry peers. We continue to jealously guard our equity and have focused on self-funding growth projects over the last number of years with our ongoing capital needs not requiring the issue of additional equity. The last significant issue of equity occurred in 2013 when we issued 18,140,000 shares to settle the remainder of the outstanding 6% Mandatory Convertible Bonds.

Within this framework of self-funding we continue to target a return of 15% through the cycle at a long term real gold price of $1,200/oz on our new investments, using conservative discount rates that account for specific jurisdictional and operating risks.

The integrity of the balance sheet is fundamental to the long-term health of the business and enforces disciplined decision-making in allocating capital. This means that the company will continue to rank and prioritise its investments, assessing them not only on their returns but also on their affordability with respect to maintaining leverage ratios at or around targeted levels. Importantly, the company will weigh these competing priorities and consider the full suite of financing opportunities available when determining whether or not to proceed with an investment.

MARGIN IMPROVEMENT - An ongoing priority

As in prior years, we continued to focus our efforts on driving operational excellence and cost efficiencies across our business. Our efforts in the current year were supported by a higher gold price environment.

The group AISC margin improved to 28% in 2019 from 23% in 2018. For continuing operations, the margin has improved to 30% in 2019 from 26% in 2018.



All-in Sustaining Costs[1] vs. Gold Price Received
$/oz

(1) World Gold Council standard
(2) Spot price as at 21 February 2020, the date of the preliminary results announcement.

BALANCE SHEET STRATEGY TO ENFORCE CAPITAL DISCIPLINE

Our balance sheet strategy continues to enforce capital discipline, with adjusted net debt at $1.572bn, 5% lower than last year. Our adjusted net debt to adjusted EBITDA ratio of 0.91 times (1 times from continuing operations) reflects ample headroom to our 3.5 times debt covenant.

As at 31 December 2019, liquidity remains strong with $1.42bn undrawn on the $1.62bn US Dollar RCF, approximately R4.65bn available on the R5.65bn South African RCFs and other facilities, and cash and cash equivalents of $463m. In South Africa, we cancelled one of our South African RCFs totalling R1.4bn at the end of February 2020.

The company will continue targeting a lower adjusted net debt to adjusted EBITDA ratio of 1 times through the cycle. We believe this target level is sustainable, even as we invest inward, service debt obligations and pay dividends to shareholders at the discretion of the board of directors.

We remain strongly levered both to the gold price and currencies and we expect cash flow generation across the business to continue to benefit from prevailing market conditions as well as from efficiency and operational improvements in our business.

Subsequent to year end, on 18 March 2020, the company drew $900m under the US Dollar RCF to fund the repayment of the $700m 5.375% bonds maturing on 15 April 2020 and to support short-term liquidity in the event of continuing disruptions in the global financial markets as a result of the recent outbreak of the Corona virus (COVID-19). In addition, a further $450m was drawn down on the remainder of the US Dollar RCF and received on 27 March 2020.





Last-12-months Adjusted net debt to Adjusted EBITDA ratio
*Calculations include discontinued operations



* Total calculated with ZAR facility at R13.9937/$, and AUD facility at A$0.7021
** US$1.4bn RCF includes a capped facility of AU$500m

CONTINUED POSITIVE CASH FLOW MOMENTUM

We continue to follow a balanced approach, with a focus on positive free cash flow generation while reinvesting in our portfolio. Our dividend policy remains to pay out 10% of free cash flow, before growth capital, at the discretion of the Board. Subject to this discretion, our dividend policy represents a key element of our disciplined capital allocation.

Free cash flow before growth capital was $448m (2018: $278m, after the adjustment for South African retrenchment payments of $61m). The board has approved a dividend of 165 ZAR cents or approximately 11 US cents per share (2018: 95 ZAR cents or 7 US cents per share), representing a 57% increase in dollar terms.

The continuation of the dividend is a reflection of our capital discipline and commitment to improving shareholder returns on the back of sustainable free cash flow generation. Importantly, we will maintain adequate balance sheet flexibility and utilise our cash flows and available facilities to fund our ongoing capital and operational requirements.



Free Cash Flow Generation (Adjusted FCF)

| | | Pre-growth capex | Adjusted Free Cash Flow generation |

1. Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds; for Obuasi redundancy costs of $210m; and the 2014 Rand Refinery loan of $44m.
2. Adjusted for bond redemption premium of $30m on settlement of remaining $1.25bn high-yield bonds.
3. Adjusted for SA retrenchment costs paid of c.$49m.
4. Adjusted for SA retrenchment costs paid of c.$61m.

DELIVERY AGAINST 2019 FINANCIAL AND OPERATIONAL OBJECTIVES

☐ Objective met   ☑ Objective ongoing

1. **Continued focus on sustainable free cash flow generation**   ☑

   Free cash flow of $127m for the full year represents a 90% improvement year on year (2018: $67m and 2017: $1m). All the group's major operating mines were cash positive. Free cash flow was bolstered by higher gold prices which offset lower production, higher capital expenditure, increased profit based taxes and the slower cash repatriation from Kibali in the DRC.

   Although we received $75m in dividends from Kibali for the year, our attributable share of cash balances in-country increased to $202m as at 31 December 2019 (2018: $53m). Our joint venture partner, Barrick, who is the operator at Kibali, continues to engage with the government of the DRC with regards the cash lock-up in-country.

2. **Improve margins**   ☑

   Our margins for total cash costs, AISC, and All-in Costs (AIC) on revenue from continuing operations were 46%, 30% and 17%, respectively. Except for AIC, the margins reflected increases from 2018 (total cash costs: 42%; AISC: 26%; and AIC: 18%). Margins were positively affected by the higher gold price received during the year, with AIC marginally down year-on-year as a result of the increased growth capital expenditure incurred during the year relating to the Obuasi redevelopment project.

3. **Maintain strict cost and capital discipline**   ☑

   The group's total cash costs were largely steady with total cash costs of $776/oz in 2019, $3/oz higher than $773/oz achieved in 2018. Total cash costs were favourably impacted by weaker currencies, which assisted in offsetting inflationary pressures in the emerging economies that we operate in, particularly in Argentina and South Africa. The main cost drivers contributing to inflationary pressures related to mining contractors, labour and consumables, which are all predominately indexed to inflation.

   Total cash costs were further adversely impacted by lower production, predominately grade impacts and lower planned by-product revenue at Cerro Vanguardia. Operational efficiency improvements continue to be a key group focus to mitigate operational cost pressures.

AISC of $998/oz in 2019, were 2% higher than $976/oz achieved in 2018. AISC for 2019 include a non-cash $6/oz for additional environmental rehabilitation obligations in Brazil pertaining to tailings facilities, under the new legislation enacted in August 2019, following Vale's Brumadinho failure in January 2019. Lower sustaining capital was largely offset by IFRS 16 lease costs, higher rehabilitation provisions and other non-cash costs.

Total capital expenditure (including equity accounted investments) increased by 13% to $814m in 2019, compared to $721m in 2018. This included project capital expenditure of $321m relating to Obuasi, Siguiri, Tropicana, Mponeng and Quebradona in 2019, compared to $150m invested in growth projects in 2018. Sustaining capital expenditure decreased to $493m in 2019, compared to $571m in 2018.

4. **Advance Obuasi for first production by the end of 2019** ☑

The Obuasi redevelopment project achieved its first pour of gold on 18 December 2019, signalling the successful redevelopment of the mine into a modern, mechanised mining operation since mining activities were suspended five years ago. At the end of 2019, the overall project was 77% complete. The Phase 1 ramp up is now in progress to achieve 2,000 tonnes per day.

Phase 2 of the project, to achieve a capacity of 4,000 tonnes per day, is firmly on schedule and within budget. See <Regional performance review> section in the Integrated Report for more detail on the project.

5. **Complete asset sale processes** ☑

Processes to sell assets in Mali, South Africa and Argentina progressed during the year. On 23 December 2019, the company announced that it had reached an agreement to sell its interest in the Sadiola Mine to Allied Gold for an attributable cash consideration of $52.5m.

After the financial year end, on 12 February 2020, the company announced it had reached an agreement with Harmony Gold to sell all its remaining South African producing assets and related liabilities with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

Both the Mali and South African sales processes are expected to close in 2020.

Subsequent to the announcement of the sale of the South African assets, Moody's affirmed a credit-positive impact of the sale citing another positive step in strategy to streamline the portfolio and lower the long-term cost structure of the business.

In Argentina, the sales process related to Cerro Vanguardia continues. This process is at an advanced stage and we hope to make a decision whether to accept a firm offer or to terminate the sales process in the second quarter of 2020. Cerro Vanguardia continues to be a strong contributor to the group, with 225,000oz produced in 2019 at an AISC of $859/oz, generating gross profits of $108m.

6. **Ongoing stakeholder engagement** ☑

The group's strategy is underpinned by our overall objective, which is to deliver quality production, responsibly, with an emphasis on widening margins, extending mine lives and improving the portfolio. This forms the basis of our continuing and ongoing stakeholder engagement, whether with investors, governments, communities, or employees.

The global enhanced interest in environmental, sustainability and governance disciplines (ESG) for companies operating in the extractive activities industries has become a focus for investors and it receives considerable attention from the group. Maintaining and enhancing our licence to operate through effective ESG practices, is critical to achieving our objectives.

7. **Advance Colombian projects up the value curve** ☑

At Quebradona, the company continued with its feasibility study, after the declaration of a reserve at the end of 2018. It is expected that the results of the feasibility study will be announced towards the end of 2020. During the year, drilling focused on geotechnical programmes for site infrastructure, the tunnel trace, above the mine area and the crusher chamber.

On 16 September 2019, the company announced that it had reached an agreement with B2Gold, its joint venture partner at the Gramalote Project in Colombia, whereby B2Gold will fund an investment and exploration programme in 2020 to the value of $13.9m, in order to earn back to a 50:50 joint venture and assume management of the project with effect from 1 January 2020. This agreement provides additional momentum to the Gramalote Project, one of AngloGold Ashanti's two advanced exploration projects in Colombia. At the time of the announcement, B2Gold owned a 48.3% stake, with AngloGold Ashanti holding the remaining 51.7%. B2Gold and AngloGold Ashanti have agreed on a budget for the feasibility study on the Gramalote Project of approximately $37m. As manager, B2Gold plans to continue the feasibility work with the goal of completing a final feasibility study by the end of 2020.

REVIEW OF GROUP'S PROFITABILITY, LIQUIDITY AND STATEMENT OF FINANCIAL POSITION FOR 2019

The key financial and operational metrics for 2019, when compared to 2018 and 2017, are as follows:

		2019	2018 [3]	2017 [3]
Profitability and returns				
Headline earnings	$m	**379**	220	27
	US cps	**91**	53	6
Profit (loss) attributable to equity shareholders - total	$m	**(12)**	133	(191)
Profit attributable to equity shareholders from continuing operations	$m	**364**	216	145
Loss attributable to equity shareholders from discontinued operations	$m	**(376)**	(83)	(336)
Profit (loss) attributable to equity shareholders - total	US cps	**(3)**	32	(46)
Profit attributable to equity shareholders from continuing operations	US cps	**87**	52	35
Loss attributable to equity shareholders from discontinued operations	US cps	**(90)**	(20)	(81)
Return on net capital employed [1]	%	**11**	8	3
Dividends declared per ordinary share	ZAR cps	**165**	95	70
	US cps	**~11**	7	6

		2019	2018 [3]	2017 [3]
Liquidity, cash flow and net debt				
Adjusted net debt at year end [1]	$bn	**1.6**	1.7	2.0
Free cash flow [1]	$m	**127**	67	1
Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) – total [1][2]	$bn	**1.7**	1.5	1.5
Adjusted EBITDA – continuing operations	$bn	**1.6**	1.4	1.4
Adjusted net debt to adjusted EBITDA – total [1][2]	Times	**0.9**	1.1	1.4
Adjusted net debt to adjusted EBITDA – continuing operations [1][2]	Times	**1.0**	1.2	1.5
Operational metrics				
Gold produced – total	Moz	**3.28**	3.40	3.76
Gold produced – continuing operations	Moz	**2.86**	2.91	2.85
Gold produced – discontinued operations	Moz	**0.42**	0.49	0.91
Average price received – total	$/oz	**1,387**	1,261	1,251
Average price received – continuing operations	$/oz	**1,394**	1,266	1,257
Average price received – discontinued operations	$/oz	**1,337**	1,228	1,233
Total cash costs – total [1]	$/oz	**776**	773	792
Total cash costs – continuing operations [1]	$/oz	**746**	729	700
Total cash costs – discontinued operations [1]	$/oz	**981**	1,032	1,084
All-in sustaining costs – total [1]	$/oz	**998**	976	1,054
All-in sustaining costs – continuing operations [1]	$/oz	**978**	942	993
All-in sustaining costs – discontinued operations [1]	$/oz	**1,132**	1,182	1,251
All-in costs – total [1]	$/oz	**1,162**	1,068	1,126
All-in costs – continuing operations [1]	$/oz	**1,151**	1,034	1,077
All-in costs – discontinued operations [1]	$/oz	**1,240**	1,272	1,284
All-in sustaining cost margin – continuing operations [1]	%	**30**	26	21

[1] *Non-GAAP measures*
[2] *The adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula*
[3] *The results for 2017 and 2018 have been adjusted to reflect the effect of continuing and discontinued operations in terms of IFRS 5*

PRODUCTION, PROFITABILITY AND RETURNS

Production for 2019 was 3.281Moz, 4% lower when compared to 2018. The company successfully navigated a challenging year, largely due to operational challenges at Siguiri, Sunrise Dam, and Cerro Vanguardia, offset by exceptional performances at Geita, Kibali, Tropicana and Iduapriem. Kibali, Tropicana and Iduapriem registered record production for 2019.

Total cash costs were $776/oz, compared to $773/oz in 2018. AISC were $992/oz in 2019, excluding a $6/oz impact from revised rehabilitation provisions in Brazil, as required by the new legislation promulgated during the third quarter of 2019. This cost performance compared to AISC of $976/oz in 2018.

The Continental Africa region produced 1.538Moz at a total cash cost of $759/oz for the year ended 31 December 2019 compared to 1.512Moz at a total cash cost of $773/oz for the year ended 31 December 2018. The region's AISC were $896/oz for the year ended 31 December 2019 compared to $904/oz for the year ended 31 December 2018.

The Americas region produced 710,000oz at a total cash cost of $736/oz for the year ended 31 December 2019 compared to 776,000oz at a total cash cost of $624/oz for the year ended 31 December 2018. The region's AISC were $1,032/oz for the year ended 31 December 2019 compared to $855/oz for the year ended 31 December 2018. AISC increased largely due to lower ounces sold, lower by-product revenue and inflation.

The Australia region produced 614,000oz at a total cash cost of $730/oz for the year ended 31 December 2019, compared to 625,000oz at a total cash cost of $762/oz for the year ended 31 December 2018. The region's AISC were $990/oz for the year ended 31 December 2019, compared to $1,038/oz for the year ended 31 December 2018.

The South African operations produced 419,000oz at a total cash cost of $981/oz for the year ended 31 December 2019 compared to 436,000oz (excluding Moab Khotsong and the Kopanang operations which were sold in February 2018) at a total cash cost of $1,002/oz on a comparative basis for the year ended 31 December 2018. This was largely due to limitations on face length availability following high seismicity at Mponeng. AISC came in at $1,128/oz for the year ended 31 December 2019, compared to $1,144/ oz for the year ended 31 December 2018 on a comparative basis. The year-on-year total cash cost decrease is attributable to operating efficiencies as well as a weaker Rand/US Dollar exchange rate, partially offset by lower gold output.

The average gold price received in 2019 was $1,387/oz, a 10% increase over 2018 at $1,261/oz. The higher gold price helped drive the improved financial performance year-on-year. The following margins on gold revenue (based on continuing operations) were achieved for 2019 and 2018:

Margins on gold revenue (based on continuing operations)	2019	2018
On total cash costs	46%	42%
On all-in sustaining costs	30%	26%
On all-in costs	17%	18%

Total cash costs and AISC margins reflect increases mainly as a result of the increased gold price received. The All-in cost margin remains flat since the benefit of the increase gold price received is offset by the non-sustaining project capital expenditure.

Basic loss for the year ended 31 December 2019 was $12m, or 3 US cents per share, compared with basic profit of $133m, or 32 US cents per share in 2018. Earnings were negatively impacted by the impairment of the South African assets associated with their held for sale accounting treatment ($385m, net of tax), higher rehabilitation provisions in Brazil ($15m, net of tax) and higher care and maintenance costs in South Africa and Ghana ($13m, net of tax). Excluding impairment charges, headline earnings were $379m, or 91 US cents per share, compared with $220m, or 53 US cents per share in 2018.

LIQUIDITY, CASH FLOW AND STATEMENT OF FINANCIAL POSITION

Cash flow from operating activities for the year ended 31 December 2019 increased by 22% to $1,047m in 2019 compared to $857m in 2018. Free cash flow for the year improved by 90% to $127m in 2019, from $67m in the prior year, benefitting from an improved received gold price which more than negated lower gold output, higher operating costs, taxes, royalties, working capital lockups and the increased capital expenditure as the Obuasi Redevelopment Project progressed. For the year, free cash flow was further impacted by the continued slow cash repatriation from the DRC relating to Kibali. Cumulative cash receipts from the DRC for the year ended 31 December 2019 amounted to $75m, $23m of which was received in the fourth quarter of 2019, leaving an attributable balance of $202m awaiting repatriation at the end of the year.

Cash flow from operating activities are reconciled to free cash flow as follows:

	Year ended December 2019	Year ended December 2018
Net cash inflow from operating activities from continuing operations	958	856
Net cash inflow from operating activities from discontinued operations	89	1
Net cash inflow from operating activities	**1,047**	857
Capital expenditure and interest capitalised	(709)	(575)
Net cash from operating activities after capital expenditure	**338**	282
Repayment of lease liabilities	(42)	—
Finance costs accrued per income statement	(143)	(140)
Net cash flow after capital expenditure and interest	**153**	142
Other net cash inflow (outflow) from investing activities from continuing operations	22	12
Net cash inflow (outflow) from investing activities from discontinued operations	(54)	226
Credit facility transaction costs	—	(10)
Add backs:		
Cash restricted for use	—	6
Cash in subsidiary sold and transferred to held for sale	6	—
Proceeds on sale of Moab Khotsong and Kopanang assets	—	(309)
Free cash flow	**127**	67

Free cash flow for the year before growth capital increased by 106% to $448m in 2019 versus $217m in the prior year. In September 2018, the Government of Argentina introduced the payment of export duties on exported goods. In terms of an existing

tax stability agreement, Cerro Vanguardia is entitled to a refund of these export duties. At 31 December 2019, $24m (2018: $14m) was reflected as receivable and impacted free cash flow generated by the group.

In Tanzania, the group's net indirect tax receivables balance increased by $35m to $119m (2018: $84m). No refunds were received in cash in the current year, however claims relating to periods pre-July 2017, totalling $9m, have been offset against provisional corporate tax payments in 2019 in accordance with legislation. These amounts were set off against VAT claims that had been certified by an external advisor and verified by the Tanzania Revenue Authority (TRA). The TRA acknowledged the majority of the offsets during December 2019. The remaining balance of the VAT receivable continues to impact free cash flow generated by the group.

Total capital expenditure (including equity accounted investments) increased by 13% to $814m in 2019, compared to $721m in 2018. This included project capital expenditure of $321m relating to Obuasi, Siguiri, Tropicana, Mponeng and Quebradona in 2019, compared to $150m invested in growth projects in the prior year. A further $89m was spent on exploration, of which $65m was spent on Greenfields exploration and study costs, largely in Colombia and North America with $24m spent on non-sustaining exploration drilling to improve mineral resources at current operations.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) rose 16% year-on-year to $1,723m in 2019, compared to $1,480m in 2018. Adjusted net debt decreased by 5% to $1.581bn ($1.572bn from continuing operations) at 31 December 2019, from $1.659bn at 31 December 2018. The ratio of Adjusted net debt to Adjusted EBITDA at the end of December 2019 was 0.91 times compared with 1.12 times at the end of December 2018, below the targeted level of 1.0 times through the cycle.

As at 31 December 2019, liquidity remains strong with $1.42bn undrawn on the $1.62bn US Dollar RCF, approximately R4.65bn available on the R5.65bn South African RCFs and other facilities, and cash and cash equivalents of $463m.

The board approved a dividend of ZAR 165 cents per share (approximately 11 US cents per share), in line with the dividend policy based on 10% of free cash flow, before capital growth expenditure. This compares to a dividend of ZAR 95 cents per share (7 US cents per share) in 2018. The Board is satisfied that subsequent to the dividend declaration, the company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility. The increase in the dividend reflects management's commitment to improving shareholder returns, while maintaining disciplined capital allocation.

We remain subject to an uncertain tax environment. Across the group, we are due refunds for input tax and fuel duties for an amount of $329m (2018: $276m; 2017: $252m), including attributable amounts of equity accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes. Considerable effort continues to be made to recover these outstanding amounts.

The normalised 2019 effective tax rate was 32%, unchanged from 2018. Deferred tax rate resets in Corporate South Africa (retained operations), legislated tax rate changes in Argentina being postponed from 2020 to 2022, forex translation on non-monetary items in South America and change in tax losses deductible during the expected tax holiday in Guinea had an impact on the tax charge for the current year, while the prior year was influenced by legislated tax rate changes in Ghana and the tax holiday in Guinea.

In January 2020, the company entered into Asian style zero-cost collars for a total of 130,900 ounces (i.e. 70% of Cerro Vanguardia's annual gold production) for the period February 2020 to December 2020. The strike prices are $1,500/oz on the floor and an average price of $1,701.34/oz on the cap.

In February 2020, the company entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of Brent crude oil for the period February 2020 to December 2020. The average strike prices are $45 per barrel on the floor and an average price of $65 per barrel on the cap. In addition, the company entered into further Asian style zero-cost collars for a total of approximately 622,000 barrels of Brent crude oil for the period March 2020 to December 2020. The average strike prices are $44.50 per barrel on the floor and an average price of $65 per barrel on the cap. These derivatives constitute one third of the group's fuel consumption for 2020.

More detailed notes and analyses of the group's income statement, statement of financial position and statement of cash flow for 2019 are available in the group financial statements for 2019.

LOOKING AHEAD TO 2020

We have a number of key catalysts we intend to focus on in 2020. Our strong focus on ESG related matters is paying dividends and we will specifically continue our focus and attention on improving our safety record. We have made good progress in streamlining the portfolio and our continued focus in 2020 will be on the successful commissioning of Phase 2 of the Obuasi project by the end of the year. Simultaneously, we expect that our planned increased Ore Reserve Development and Mineral Resource Conversion over the course of 2020 and 2021 will provide positive results in the medium term. Our additional anticipated sustaining capital spend for 2020 is estimated at $30/oz. We expect to close on all the ongoing, announced divestment processes.

We expect to continue to improve cash flows, potentially resulting in further increases in our dividend pay-outs. Our leverage is currently at the target level we would like to maintain through the cycle and, given the strong fundamentals in place currently, we

expect further improvement on this leverage. We aim to achieve all of this while remaining disciplined in managing costs and capital expenditure, thereby optimising current operating margins.

Sensitivities on key economic metrics based on budgeted economic assumptions for 2020 are as follows:

Sensitivity*	AISC ($/oz)	Cash from operating activities before taxes for 2020 ($m)
10% change in the oil price	6	19
10% change in local currency	54	146
10% change in the gold price	5	401
50koz change in production	16	62

* All the sensitivities based on $1,300/oz gold price and assumptions used for guidance.

Currency and commodity assumptions	2020
$/R exchange rate	15.00
A$/$ exchange rate	0.70
$/BRL exchange rate	3.95
$/ARS exchange rate	70.00
Oil ($/bbl)	65

COVID-19 virus pandemic, guidance and liquidity

At the date of the approval of these financial results, the COVID-19 virus outbreak continues to spread across the globe and contributes to economic instability in global financial markets. The outbreak was declared a global pandemic on 11 March 2020 by the World Health Organization (WHO) and since then has resulted in numerous governments and other organisations, including AngloGold Ashanti, introducing a variety of measures to curb the spread of the virus. To date, we have taken a number of proactive steps to protect our employees, our host communities and business, in line with the company's values, guidelines and advice provided by the WHO and within the requirements of the countries in which we operate. The health and wellbeing of our employees and our host communities remains a key priority. Cases of the outbreak have been reported in all of the jurisdictions in which we operate, and it may lead to a prolonged restriction on the movement of people and continued requirement for people to self-isolate or be quarantined.

A cross-functional team, including operations, technical, finance, health, community, government relations and other support disciplines, is helping to guide the response to the crisis. The company has for some time employed increased screening and surveillance of employees, stopped non-essential travel, instituted mandatory quarantine for arriving travelers and increased hygiene awareness across its operations, in addition to a range of other measures to mitigate the risks presented by the virus. It has also worked with local communities to help bolster their responses to the outbreak. These initiatives have complemented government responses in each of its operating jurisdictions.

As a precaution against the potential effects of the pandemic on our ability to secure spares and consumables, our supply chain teams have proactively placed orders to build increased safety stocks on critical items at our operations. Specific inventories depend on the level of risk identified in each region, lead time considerations, and storage capacity. In general, we are targeting inventories of three to six months on primary consumables, while recognising we have the support of strategic partnerships with key suppliers who themselves are maintaining inventories in the respective regions for many critical items.

More specifically, the near-term supply chain outlook remains positive, while mid to long term uncertainty (i.e. 4 to 8 months) is being actively managed as follows:

• We are pro-actively placing orders to increase safety stocks on critical consumable items at our operations.
• We have strong supplier relationships and a globally diversified supply base which minimises the risk of global interruptions.
• Potential supply chain risks are currently limited to base metals and steel sourced from China impacting grinding media required at our operations. However, we do not rely solely on Chinese steel for our grinding media.
• Minimal risks have been identified thus far for the supply of mining equipment over the next 12 months, however, we are starting to see lead times increasing.
• We have noted lead times extending for lower value protective gear and equipment, however, alternative sources for these items have been identified.

We are proactively managing the gold shipments logistics through alternative flight routes and air charters due to cancellation of flights by certain airlines and closure of ports in various jurisdictions in order to avoid shipment delays of gold doré bars to refineries.

Any self-imposed or government-mandated lockdowns may disrupt the company's activities and operations and even lead to a full or partial temporary suspension of the company's mining operations in those jurisdictions. On 21 March 2020, following the Argentinian government's decision to impose a nationwide lockdown (quarantine) until 31 March 2020, including temporary travel restrictions, border closings and suspension of most industries, Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities.

On 23 March 2020, the South African government announced a 21-day nationwide lockdown, effective from midnight on 26 March 2020, resulting in the temporary suspension of mining activities of the company's South African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste Solutions (MWS) and Surface Operations.

On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business to include mining. These restrictions are set to run through 4 April 2020. Mineração Serra Grande S.A. will temporarily suspend its operations.

The current impact of all of the suspended operations is expected to be about 30,000oz to 40,000oz, or less than 2% of annual production. In these countries, the suspension of mining activities will continue for the period during which the respective restrictions remain in force.

The rest of AngloGold Ashanti's mines in its diversified portfolio of 14 assets in nine countries, continue to operate. For the sites where production has been suspended, plans for a safe and smooth ramp-up, and for safely regaining part of the delayed production, are being developed.

The pandemic, if prolonged, would have a wide range of impacts, including the direct consequences of the virus on the health of employees and communities, but also the consequent restrictions to travel and work put in place by governments to slow its spread. There would also be indirect consequences, including the reduced ability to effectively move people, supplies and equipment to sites. These may cause production interruptions through further suspensions of mining activities or delays to projects. We are in the process of designing the necessary contingency plans to mitigate these risks.

The company had a good start to the year, and notwithstanding the suspended production in South Africa and Argentina remains well on track to meet its annual guidance. Nonetheless, given the uncertainties with respect to future developments, including duration, severity and scope of the COVID-19 pandemic and the necessary government responses to limiting its spread, the board has decided to withdraw its market guidance for 2020 published as part of its preliminary condensed consolidated financial results on 21 February 2020, at this time.

We will continue to focus on the necessary steps to protect people, work to meet production targets and secure the longer-term future of the business during this period of uncertainty.

We are implementing cash conservation measures, including focused capital prioritisation and reducing non-essential spending across the business.

The company has drawn down $1.4bn on its US Dollar RCF to cater for the $700m bond redemption due mid-April 2020 and to provide additional liquidity headroom. After the drawdowns, cash on hand is about $1.8bn (excluding cash lock-up positions at Kibali and Sadiola, where AngloGold Ashanti's combined share totals about $300m).

Management will continue to take a prudent and proactive approach to managing the group's liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.

Summary
In summary, priorities for 2020 are:
- Continued focus on sustainability and safety improvements
- Target increased reserve conversion through additional investment in Ore Reserve Development and Mineral Resource Conversion
- Aim to successfully complete divestment processes
- Obuasi phase 2 commissioning
- Optimise margins and cash conversion
- Enforce capital discipline in a rising gold price environment
- Proactively manage the emerging risks relating to the Corona virus pandemic from an operational, liquidity, working capital and supply chain perspective
- Focus on cash conservation measures including reducing corporate costs and AISC
- Pursue optimal financing alternatives for the group to preserve liquidity

ACKNOWLEDGEMENT
I wish to record my gratitude to the broader finance team across the group which includes the financial reporting, tax, treasury, information management, global supply chain and internal audit functions. These functions work together seamlessly to ensure that we proactively manage risk, ensuring that we have robust financial systems in place to maintain a strong internal control environment whilst enabling relevant, timely financial reporting that inform business decisions. Our strong track record of achieving our financial KPIs is testimony to the strong calibre of our financial team. I look forward to the year ahead with enthusiasm, focusing on our strategic objectives and improving returns to our shareholders.

Warm regards

Christine Ramon
Chief Financial Officer
27 March 2020

DIRECTORS' APPROVAL

In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2019 were approved by the board of directors on 19 March 2020 and are signed on its behalf by:

DIRECTORS
SM Pityana, Chairman
KPM Dushnisky, Chief Executive Officer
KC Ramon, Chief Financial Officer
R Gasant, Chairman: Audit and Risk Committee

SECRETARY'S CERTIFICATE

In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the company has lodged with the Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Act, and that all such returns and notices are true, correct and up-to-date.

ME Sanz Perez
Company Secretary
Johannesburg
27 March 2020

AFFIRMATION OF FINANCIAL STATEMENTS

In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06 (AngloGold Ashanti), for the year ended 31 December 2019, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit opinion can be found under Independent Auditor's Report, on page 25.

The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti, headed by Ian Kramer (CA (SA)), the Senior Vice President: Finance. This process was supervised by Kandimathie Christine Ramon (CA (SA)), the group's Chief Financial Officer and Kelvin Dushnisky (B.SC (Honours); M.Sc; Juris Doctor), the group's Chief Executive Officer.

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER

NATURE OF BUSINESS

AngloGold Ashanti conducts mining operations in Africa, South America and Australia, and undertakes exploration activities in these jurisdictions as well as North America. At certain of its operations, AngloGold Ashanti produces silver and sulphuric acid as by-products in the course of producing gold.

A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti's annual report website www.aga-reports.com.

SHAREHOLDERS HOLDING 10% OR MORE OF ANGLOGOLD ASHANTI'S ISSUED SHARE CAPITAL

As at 31 December 2019, no shareholder held 10% or more of the Company's issued share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti American Depository Receipt (ADR) programme.

SHARE CAPITAL

AUTHORISED

The authorised share capital of AngloGold Ashanti as at 31 December 2019 was made up as follows:

Currency and commodity assumptions	SA Rands
600,000,000 ordinary shares of 25 South African cents each	150,000,000
2,000,000 A redeemable preference shares of 50 South African cents each	1,000,000
5,000,000 B redeemable preference shares of 1 South African cent each	50,000
30,000,000 C redeemable preference shares of no par value	0

The following are the movements in the issued and unissued share capital from 1 January 2019 to 28 February 2020:

ISSUED

Ordinary shares	Number of Shares	Value SA Rands	Number of Shares	Value SA Rands
	2019		**2018**	
At 1 January	**412,769,980**	**103,192,495**	410,054,615	102,513,654
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	**2,531,235**	**632,809**	2,715,365	678,841
At 31 December[1]	**415,301,215**	**103,825,304**	412,769,980	103,192,495
At 31 December[1]	**415,301,215**	**103,825,304**		
Issued subsequent to year-end:				
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	**588,422**	**147,106**		
At 28 February 2020	**415,889,637**	**103,972,410**		

[1] Share capital of $17m (2018: $16m) is translated at historical rates of exchange at the reporting dates. Refer to group financial statements note 25.

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred. No further A and B redeemable preference shares will be issued. C redeemable preference shares which may only be issued to AngloGold Ashanti Limited or its subsidiaries, have not been issued at 19 March 2020. The cancellation of all A, B and C redeemable preference shares is in process.

Further details of the authorised and issued shares, as well as the share premium, are given in group financial statements note 25.

UNISSUED ORDINARY SHARES

	Number of ordinary shares	
	2019	2018
At 1 January	**187,230,020**	189,945,385
Issued during the year	**(2,531,235)**	(2,715,365)
At 31 December	**184,698,785**	187,230,020
Issues subsequent to year-end	**(588,422)**	
At 28 February 2020	**184,110,363**	

ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS

Pursuant to the authority granted by shareholders at the Annual General Meeting held on 9 May 2019, 5% of the shares in issue as at 19 March 2019 were placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. The total number of shares placed under the control of the directors was 20,689,815. No shares were issued during 2019 by the directors in terms of this authority, which will expire at the close of the next Annual General Meeting, unless renewed.

Shareholders will therefore be asked at the next Annual General Meeting to renew this authority by placing 5% of the number of shares in issue under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the next Annual General Meeting.

Shareholders will also be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital for certain specific housekeeping reasons.

DEPOSITARY INTERESTS

American Depositary Shares

At 31 December 2019, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York Stock Exchange (NYSE) 159,693,546 (2018: 183,174,711), American Depositary Shares (ADSs). Each ADS is equal to one AngloGold Ashanti ordinary share. At 28 February 2020, there were 156,444,351 ADSs in issue and listed on the NYSE.

CHESS Depositary Interests

At 31 December 2019, the company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 91,091,555 (2018: 91,751,740) CHESS Depositary Interests (CDI). At 28 February 2020 there were 91,396,655 CDI's in issue. Every five CDIs are equivalent to one AngloGold Ashanti ordinary share and carry the right to one vote.

Ghanaian Depositary Shares

At 31 December 2019, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE), 15,844,397 Ghanaian Depositary Shares (GhDSs) (2018: 15,959,100). At 28 February 2020 there were 15,844,800 GhDSs in issue. Every 100 GhDSs are equivalent to one underlying AngloGold Ashanti ordinary share and carry the right to one vote.

ANGLOGOLD ASHANTI SHARE INCENTIVE SCHEME

AngloGold Ashanti operates a share incentive scheme through which Executive Directors, members of the Executive Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The intention of the incentive scheme is to ensure that the medium to long term interests of the executive and shareholders are aligned, providing rewards to the executives and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the "AngloGold Ashanti Share Incentive Scheme" or "Share Incentive Scheme".

Although the Remuneration and Human Resources Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.

The type and vesting criteria of the options or awards granted are:

BONUS SHARE PLAN (BSP)
The granting of awards in terms of the BSP was approved by shareholders at the Annual General Meeting held on 29 April 2005. The last BSP awards were granted in 2018 and it is not anticipated that further awards will be granted in future.

LONG TERM INCENTIVE PLAN (LTIP)
The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on 29 April 2005. No new LTIP awards were granted since 2018, and it is not anticipated that further LTIP awards will be granted in future. The 2016 and 2017 awards were granted as cash settled awards (CSLTIP).

CO-INVESTMENT PLAN (CIP)
To assist executives in meeting their Minimum Shareholding Requirements (MSR's) with effect from February 2013 they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP). The last CIP awards were granted in 2018 and it is not anticipated that CIP awards will be granted in future.

DEFERRED SHARE PLAN (DSP)
On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan to replace both the BSP and LTIP schemes with effect from 1 January 2018. The DSP, designed with feedback from shareholders in mind, aims to better align the interests of company management with those of shareholders by, among others rewarding decision-making that promotes the long term health of the business by increasing the maximum vesting period of shares from two to five years, and introducing a claw-back provision; reducing the impact of uncontrollable factors, like gold price and currency fluctuations, in determining remuneration; providing better incentive for prudent, value-adding capital allocation; capping the number of shares that can be issued under the DSP in any given year to 1% of total shares in issue; and providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, governance, community relations and human capital disciplines.

The first awards under this scheme, totalling 1,669,191 awards, were granted during 2019 for the 2018 performance year.

CHANGES IN OPTIONS AND AWARDS
In accordance with the JSE Listings Requirements and the rules of the AngloGold Ashanti Share Incentive Scheme, the changes in options, awards and share units granted and the ordinary shares issued as a result of the vesting and/or exercise of options, awards and share units during the period 1 January 2019 to 28 February 2020 are disclosed below:

	Bonus Share Plan	Long Term Incentive Plan	Cash-settled Long Term Incentive Plan	Deferred Share Plan	Total Share Incentive Scheme
At 1 January 2019	4,557,919	447,842	3,815,761	—	8,821,522
Movement during year					
- Granted [1]				1,669,191	1,669,191
- Exercised/vested	(2,307,439)	(218,203)	(1,029,438)	(14,623)	(3,569,703)
- Lapsed/forfeited	(109,065)	—	(1,305,761)	(55,208)	(1,470,034)
At 31 December 2019	2,141,415	229,639	1,480,562	1,599,360	5,450,976
Subsequent to year-end					
Exercised/vested	(423,934)	(9,314)	—	(152,158)	(585,406)
At 28 February 2020	1,717,481	220,325	1,480,562 [2]	1,447,202	4,865,570

[1] Awards were granted at no cost to participants
[2] Cash-settled Long Term Incentive Plan vested on 1 March 2020

DIVIDEND POLICY
Dividends are proposed by, and approved by the Board of Directors of AngloGold Ashanti, based on the Company's financial performance. The dividend policy provides for an annual dividend to be based on 10% of the free cash flow, before growth capital expenditure, generated by the business for that financial year. Furthermore, this is subject to the board exercising its discretion on an annual basis, after taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

For the year ended 31 December 2019, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 165 South African cents (assuming an exchange rate of ZAR 15/$, the gross dividend payable per ADS is equivalent to ~11 US cents).

The board is satisfied that subsequent to the dividend declaration, the Company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility. The continuation of the dividend reflects capital discipline and management's commitment to improving shareholder returns.

Dematerialised shareholders on the South African share register will receive payment of their dividends electronically through their Central Securities Depository Participant or broker. Certificated shareholders, who have made this election, will receive their dividends electronically via an electronic funds transfer directly into their mandated bank accounts. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.

WITHHOLDING TAX
Withholding tax of 20% on dividends and other distributions payable to shareholders are in effect from 1 March 2017.

BORROWINGS
The company's borrowing powers are unlimited pursuant to the company's Memorandum of Incorporation. As at 31 December 2019, the group's gross borrowings (excluding lease liabilities) totalled $2,033m (2018: $2,050m).

OTHER MATTERS

SIGNIFICANT EVENTS DURING THE YEAR UNDER REVIEW
AngloGold Ashanti starts process to review divestment options for South African assets - On 9 May 2019, AngloGold Ashanti announced that it was embarking on a process to review divestment options for its remaining South African assets. This process will consider all ownership options, with a view to maximising the value and future prospects of these assets.

Court approval of settlement of the silicosis and TB class action - On 26 July 2019, the Johannesburg High Court approved the settlement of the silicosis and tuberculosis class action and the settlement agreement came into effect on 10 December 2019. The settlement is between AngloGold Ashanti, African Rainbow Minerals, Anglo American SA, Gold Fields, Harmony and Sibanye Stillwater; the settlement classes' representatives and the settlement classes' attorneys Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre.

B2Gold to earn management of Gramalote Project - On 16 September 2019, AngloGold Ashanti announced an agreement with B2Gold, its joint venture partner at the Gramalote Project in Colombia, whereby B2Gold will fund an investment and exploration programme in 2020 to the value of $13.9m, in order to earn back to a 50:50 partnership and assume management of the project effective 1 January 2020.

Obuasi Gold Mine pours first gold - On 18 December 2019, AngloGold Ashanti (Ghana), a wholly owned subsidiary of AngloGold Ashanti, has achieved its first pour of gold from the Obuasi Gold Mine, signaling the successful redevelopment of the mine into a modern, mechanized mining operation since mining activities were suspended five years ago.

Sale interest in the Sadiola Mine - On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation (IAMGOLD), had agreed to sell their interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. (Sadiola) to Allied Gold Corp (Allied Gold). Sadiola's principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AngloGold Ashanti and IAMGOLD each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali.

The transaction is subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. AngloGold Ashanti received approval from the South African Reserve Bank in early 2020. It is anticipated that all conditions precedent will be fulfilled or waived by the end of April 2020. Refer note 9.

SIGNIFICANT EVENTS SUBSEQUENT TO YEAR-END
Sale of South African assets - On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. Refer to note 9.

Geita underground mine permit - In March 2020, GGML received the consent of the Minister of Minerals to change the mining method under our Special Mining License from open pit to underground method, subject to the requisite terms and conditions.

COVID-19 pandemic - At the date of approval of these consolidated annual financial statements, the SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe, contributing to a sharp decline in global financial markets and a significant decrease in global economic activity. On 11 March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization and has since then resulted in numerous governments and companies, including AngloGold Ashanti, introducing a variety of measures to contain the spread of the virus. To date, we have taken a number of proactive steps to protect our employees, our host communities and business, in line with the company's values, guidelines and advice provided by the WHO and with the requirements of the countries in which we operate. The health and wellbeing of our employees and our host communities remains a key priority. Cases of the outbreak have been reported in all of the jurisdictions in which we operate, and it may lead to a prolonged restriction on the movement of people and continued requirement for people to self-isolate or be quarantined.

Any self-imposed or government-mandated temporary lockdowns may disrupt the company's activities and operations and even lead to a full or partial temporary suspension of the company's mining operations in those jurisdictions. On 21 March 2020, following the Argentinian government's decision to impose a nationwide lockdown (quarantine) until 31 March 2020, including temporary travel restrictions, border closings and suspension of most industries, Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities.

On 23 March 2020, the South African government announced a 21-day nationwide lockdown, effective from midnight on 26 March 2020, resulting in the temporary suspension of mining activities of the company's South African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste Solutions (MWS) and Surface Operations.

On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business to include mining. These restrictions are set to run through 4 April 2020. Mineração Serra Grande S.A. will temporarily suspend its operations.

The current impact of all of the suspended operations is expected to be about 30,000oz to 40,000oz, or less than 2% of annual production. In these countries, the suspension of mining activities will continue for the period during which the respective restrictions remain in force.

While minimal operational disruptions have occurred at the company's other operations to date, the company may experience temporary disruptions in supply chain and logistics across its operations in the coming months should the pandemic be prolonged. Such disruptions, which include restrictions in travel and border access, may impact the company's ability to source and transport goods and services required to operate mines and to transport gold doré to refineries. Furthermore, should COVID-19 spread among the company's workforce, it may lead to a full or partial temporary suspension of the company's operating mines in those affected areas.

Given the uncertainties with respect to future developments, including duration, severity and scope of the COVID-19 pandemic and the necessary government responses to limiting its spread, the board has decided to withdraw its market guidance for 2020 published as part of its preliminary condensed consolidated financial results on 21 February 2020, at this time.

In anticipation of a prolonged negative impact from the COVID-19 pandemic, the company has drawn down $1.4bn on its US Dollar RCF to cater for the $700m bond redemption due mid-April 2020 and to provide additional liquidity headroom. After the drawdowns, cash on hand is about $1.8bn (excluding cash lock-up positions at Kibali and Sadiola, where AngloGold Ashanti's combined share totals about $300m).

Management will continue to take a prudent and proactive approach to managing the group's liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.

MATERIAL CHANGE
There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of the report for the six months and year ended 31 December 2019 on 21 February 2020 and the date of this report. The results for the year ended 31 December 2019 were audited by Ernst & Young Inc., who issued an unqualified audit report on 27 March 2020.

Subsequent events, included the Group Annual Financial Statements note 37, have been amended for additional details provided on the impact of the Covid-19 pandemic on the group and proactive measures taken to mitigate the risks.

ANNUAL GENERAL MEETING
At the 75th Annual General Meeting held on Wednesday, 9 May 2019, shareholders passed resolutions relating to the:
- Re-election of Maria Richter as a Director of the Board;
- Election of Kelvin Dushnisky, Alan Ferguson and Jochen Tilk as Directors of the Board;
- Appointment of the Audit and Risk Committee members being Rhidwaan Gasant, Rodney Ruston, Maria Richter and Alan Ferguson;
- Re-appointment of Ernst & Young Inc. as External Auditors of the company;
- General authority to directors to allot and issue ordinary shares;
- Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report;
- Remuneration of non-executive directors, which remains unchanged from the previous year;
- General authority to acquire the company's own shares;
- General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue;
- General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act; and
- Directors' authority to implement special and ordinary resolutions.

DIRECTORATE AND SECRETARY
During the period 1 January 2019 to 31 December 2019, the following changes occurred:
- On 28 May 2019, AngloGold Ashanti announced the appointment of Ms Maria Ramos as an independent non-executive director to its Board of Directors, effective 1 June 2019. Ms Ramos serves as a member of the Investment Committee and the Social, Ethics and Sustainability Committee.
- On 27 November 2019, AngloGold Ashanti appointed Mr Rhidwaan Gasant as lead independent director of the Company.

- On 28 November 2019, AngloGold Ashanti also appointed Ms Nelisiwe Magubane as an independent non-executive director to its board, which appointment became effective 1 January 2020. Ms Magubane currently serves as a member of the Company's Investment Committee and the Social and Ethics and Sustainability Committee.

On 19 February 2020 the board approved the following changes to its board committees:
- The appointment of Ms Maria Ramos as chair of the Social, Ethics and Sustainability Committee, effective 6 May 2020, following the retirement of Mrs Nozipho January-Bardill (current chair) from the Board at the Company's next Annual General Meeting (AGM) which was scheduled on 6 May 2020. Ms Ramos will furthermore step down as a member of the Investment Committee and be appointed as a member of the Remuneration and Human Resources Committee, effective 6 May 2020.
- The appointment of Mr Jochen Tilk as chair of the Investment Committee effective 6 May 2020, following the retirement of Mr Rod Ruston (current chair) from the Board at the AGM scheduled on 6 May 2020.

The board has subsequently decided to postpone the AGM scheduled to take place on 6 May 2020, in light of the South African nationwide lockdown enforced to combat the Covid-19 pandemic. However, the retirements of Mrs January-Bardill and Mr Ruston remain effective from 6 May 2020.

Company Secretary
There was no change to the office of the Company Secretary during 2019. The name, business and postal address of the Company Secretary are set out under Administrative Information on page 123.

In accordance with rule 3.59(b) of the JSE Listing Requirements, shareholders are advised that Ms Maria Sanz Perez, company secretary, has given 6 months' notice of the intention to resign, effective 26 March 2020, to pursue other business interests. The exact departure date is still to be agreed. AngloGold Ashanti will commence with the process of identifying a suitable replacement and update shareholders in due course.

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares
The interests of Directors, Prescribed Officers and their associates in the ordinary shares of the company at 31 December 2019, individually did not exceed 1% of the company's issued ordinary share capital and are disclosed in note 33 of the group financial statements.

Details of service contracts of Directors and Prescribed Officers
In accordance with Section 30(4)(e) of the Companies Act the salient features of the service contracts of Directors and Prescribed Officers have been disclosed in the Remuneration Report, which is included in the Integrated Report 2019.

ANNUAL FINANCIAL STATEMENTS
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2019.

The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the Company, in conformity with the Companies Act and in terms of the JSE Listings Requirements.

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.

In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.

AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents, at 31 December 2019 amounted to $456m (2018: $329m), and together with cash budgeted to be generated from operations in 2020 and the net incremental borrowing facilities available, are in management's view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.

Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2019, it is appropriate to prepare these financial statements on a going concern basis.

Based on the results of a formal documented review of the Company's system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2019:
- information and explanations provided by line management;
- discussions held with the External Auditors on the results of the year-end audit; and
- the assessment by the Audit and Risk Committee,

the board has concluded that nothing has come to its attention that caused it to believe that the company's system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

The directors are of the opinion that these financial statements fairly present the financial position of the company and group at 31 December 2019 and the results of their operations, changes in equity and cash flow information for the year then ended in accordance with IFRS.

The External Auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified opinion on these financial statements appears in the Independent Auditor's Report, on page 25 of this report.

The Company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission (SEC) by no later than 30 April 2020. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

INVESTMENTS

Particulars of the group's principal subsidiaries and operating entities are presented in this report on page 117.

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INDEPENDENT AUDITOR'S REPORT
The Board of Directors and Shareholders of AngloGold Ashanti Limited

REPORT ON THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

Opinion

We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited and its subsidiaries (the group) and company set out on pages 29 to 118, which comprise the consolidated and separate statements of financial position as at 31 December 2019, and the consolidated and separate income statement, consolidated and separate statement of comprehensive income, consolidated and separate changes in equity and consolidated and separate cash flows for the year then ended, and notes to the consolidated and separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of the group and company as at 31 December 2019, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and the requirements of the Companies Act of South Africa.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated and separate financial statements section of our report. We are independent of the group and company in accordance with the sections 290 and 291 of the Independent Regulatory Board for Auditors' Code of Professional Conduct for Registered Auditors (Revised January 2018), parts 1 and 3 of the Independent Regulatory Board for Auditors' Code of Professional Conduct for Registered Auditors (Revised November 2018) (together the IRBA Codes) and other independence requirements applicable to performing audits of financial statements of the group and company and in South Africa. We have fulfilled our other ethical responsibilities, as applicable, in accordance with the IRBA Codes and in accordance with other ethical requirements applicable to performing audits of the group and company and in South Africa. The IRBA Codes are consistent with the corresponding sections of the International Ethics Standards Board for Accountants' Code of Ethics for Professional Accountants (IESBA code) and the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) respectively. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated and separate financial statements of the current period. These matters were addressed in the context of the audit of the consolidated and separate financial statements as a whole, and in forming the auditor's opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the* consolidated and separate financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated and separate financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated and separate financial statements.

Key Audit Matter (KAM)	How the matter was addressed in the audit
Geita VAT recoverability (Consolidated KAM) At 31 December 2019, the Company's Geita mine has recorded $119 million of VAT receivables due from the Tanzanian Revenue Authority (TRA). $35 million has been classified as current assets, and the remaining $84 million is classified as non-current assets based on management's estimate of when the Geita mine will be able to offset the VAT receivables with future taxes. As disclosed in note 22 on page 62 to the consolidated financial statements, an amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the VAT Act 2015 to the effect that no input tax credit can be claimed for expenses incurred in the production of raw minerals which are to be exported, resulting in Geita's VAT input claims being disqualified since then by the Tanzania Revenue Authorities. In the current year, an amendment issued by the Tanzanian Ministry of Minerals, effective 22 February 2019, provided clarity on the definition of raw minerals. This amendment has not yet been accepted by the Tanzanian Revenue Authorities, resulting in VAT input claims and offsets from 2017 still not being allowed. The total of VAT input claims submitted since July 2017 is $134 million. Auditing the recoverability of these receivables involved significant judgement in assessing whether the TRA will accept the definition of raw minerals and also assessing the timing of when the VAT receivable balance will be recovered. As a result, we required the involvement of our tax specialist, and a significant amount of time was spent in assessing the position put forward by management and their external legal counsel whilst considering correspondence with the TRA received to date.	Our procedures to address this matter included, amongst others, obtaining an understanding, evaluating the design and testing the operating effectiveness of certain internal controls over the Company's assessment of tax law and the process to estimate the recoverability of the VAT receivable. We read correspondence between management, the TRA and the Mining Commission, including of correspondence related to the tax returns and assessments received during the year. We read external legal counsel opinions obtained by management to support their interpretation of the tax legislation for set offs of this manner. We involved our tax professionals with specialised skills and knowledge to assist us to evaluate the recoverability of the VAT receivable based on the above correspondence and their interpretation of legislation, including historical payments and offsets received to date for claims prior to July 2017. We evaluated the classification of the VAT receivables as current or non-current, based on management's estimated scheduling of setting off the VAT receivables. This scheduling is based on management's forecasts of available taxable income against which set offs can be made. We evaluated the VAT receivable disclosure in the consolidated financial statements.
Rehabilitation and decommissioning provision (Consolidated and Separate KAM) At 31 December 2019 the rehabilitation and decommissioning provision amounted to $730 million ($619 million classified as non-current liabilities, $15 million classified as current liabilities and $96 million transferred to assets and liabilities held for sale) in the consolidated financial statements, and R900 million (R3 million classified as non-current liabilities and R897 million transferred to assets and liabilities held for sale) in the separate financial statements. The Company incurs obligations to close, restore and rehabilitate its mine sites. Auditing the Company's rehabilitation and decommissioning provision is complex due to the significance as well as the high estimation uncertainty of the provision. The determination of the provision is based on, among other things, judgements and estimates of current damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. These assumptions are inherently judgemental and subject to continued mining activity and rehabilitation, legislation and environmental changes, which cannot be predicted with certainty. For instance, in the current year the Brazilian Mining Agency issued Resolution 13, which states that tailings storage facilities (TSF) that were built based on the upstream method should be decommissioned by 15 September 2022. The Serra Grande mine in Brazil has one upstream TSF that was impacted by this change in legislation, resulting in an increase in the provision. The consolidated disclosures are included in Note 27 and 30, and separate disclosures are included in Note 21.	Our procedures to address this matter included, amongst others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company's process to estimate rehabilitation and decommissioning provisions. For example, we tested controls over the determination of key inputs such as life of mine reserves and production profile, discount rates, inflation and exchange rates, and the nature, amount and timing of future rehabilitation costs. With the support of valuation specialists, we assessed management's macro-economic assumptions in their rehabilitation models by comparing them to available market information. The most significant of these macro-economic assumptions were the risk-free interest rates, expected inflation and exchange rates. We tested the mathematical accuracy of the valuation models. We compared the timing of the expected cash flows with reference to the life of mine plans for the respective mines. We compared the current year cash flow assumptions to those of the prior year and considered management's explanations where these have changed or deviated. We compared the cost rates used by management to publicly available information, as well as ongoing rehabilitation activities undertaken by the Company. With the support of our environmental specialists we inquired of operational management whether additional environmental disturbance occurred since the prior year that would require additional rehabilitation in the future and compared this information to the current mine plan. We inspected reports of the Company's mine closure plans and assessments of the timing and determination of costs to be incurred prepared by management's external and internal experts. We, together with our specialists evaluated the reports prepared by management's internal experts and external experts, where these had been engaged by management, to assist in the calculation of the provision. We, together with our specialists evaluated the scope, competency and objectivity of the external experts engaged by management, including their professional qualifications, experience, and use of industry accepted methodology We evaluated the related disclosure in the consolidated and separate financial statements.

Key Audit Matter (KAM)	How the matter was addressed in the audit
Planned disposal of the South African assets (Consolidated and Separates KAM) On 9 May 2019, management announced that it had commenced a process to review divestment options for its remaining South African assets. Management performed an assessment of whether the planned disposal of the remaining South African assets met the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The application of IFRS 5 is subjective, particularly in determining whether the completion of the sale is highly probable within 12 months. Management has concluded that this threshold was met at 31 December 2019. On 12 February 2020, prior to the release of the annual financial statements, management announced that a sale and purchase agreement for disposal of the South African assets was signed. Disclosure of this post balance sheet event is included in Note 37 to the consolidated financial statements and Note 32 to the separate financial statements. The planned disposal of the remaining South African assets represents a significant change to the composition of the Company's South African operations, resulting in these assets being reflected as discontinued operations. The results of these businesses and operations, including the adjustment of the carrying value to fair value less cost to sell have been separately presented from continuing operations in the income statement with comparative numbers restated accordingly. Auditing management's assessment of IFRS 5 is subjective. In addition, the accounting for discontinued operations is complex in terms of the identification and separation of the financial effects (related income and expenditure) between continuing and discontinued operations as well as identifying the specific assets and liabilities including the tax effects included within the scope of the divestiture. The consolidated disclosures are included in Note 9, and separate disclosures are included in Note 18.	Our procedures to address this matter included, amongst others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company's processes to approve and account for the transaction, including separation of financial items between discontinued and continued operations. Through discussions with management and inspection of minutes of meetings, we assessed management's plans to dispose of the remaining South African assets. We inquired into the status of the transaction at year-end, read the offer agreements from potential buyers and considered whether the then conditions, including ongoing sales negotiations met the 'highly probable' threshold of IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations at year-end. We considered management's estimate of fair value less costs to sell, including the determination of the deferred consideration component, which included assessing the key assumptions applied and evaluating the explanations provided by management through comparing the key assumptions to market data, where available. For example, we compared the future production volumes to the mine plans and involved our specialists to assist with assessing the discount rate applied by management. We assessed management's accounting policies and procedures for accounting for discontinued operations under IFRS 5. We considered management's determination of the operations that should be separated and presented as discontinued operations and compared the assets and liabilities that were reclassified as held for sale to those listed in the sales and purchase agreement. We considered the impact of current and deferred taxes as it relates to the disposal and reclassification of the assets and liabilities. We evaluated the adequacy the disclosures in the financial statements, including disclosure of the post-balance sheet events.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the 123 page document titled AngloGold Ashanti Limited Annual Report for the year ended 31 December 2019, which includes the Audit and Risk Committee – Chairman's Letter, the Chief Financial Officer's Review, the Company Secretary's Certificate and the Directors' Report as required by the Companies Act of South Africa. The other information does not include the consolidated and separate financial statements and our auditor's report thereon.

Our opinion on the consolidated and separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated and separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated and separate financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Consolidated and Separate Financial Statements

The directors are responsible for the preparation and fair presentation of the consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated and separate financial statements, the directors are responsible for assessing the group and company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group and company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated and Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated and separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated and separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group and company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group and company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated and separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the group and/or company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated and separate financial statements, including the disclosures, and whether the consolidated and separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated and separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated and separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

In terms of the IRBA Rule published in Government Gazette Number 39475, dated 04 December 2015, we report that Ernst & Young Inc., and its predecessor firm, has been the auditor of AngloGold Ashanti Limited for seventy-six years. Ernst & Young Inc. was appointed as auditor of Vaal Reefs Exploration and Mining Company Limited in 1944. In 1998 all of Anglo American's other individually listed gold mines, which were not audited by Ernst & Young Inc., or its predecessor firm, were merged into Vaal Reefs Exploration and Mining Company Limited. Vaal Reefs Exploration and Mining Company Limited was renamed AngloGold Limited in 1998, and in 2004 to AngloGold Ashanti Limited. Ernst & Young Inc. was retained as auditor of AngloGold Limited (and AngloGold Ashanti Limited) and has been the auditor of the expanded Company for nineteen years. We confirm that we are independent in accordance with the Independent Regulatory Board for Auditors' Code of Professional Conduct for Registered Auditors and other independence requirements applicable to the independent audit of AngloGold Ashanti Limited.

Ernst & Young Inc.
Ernest Adriaan Lodewyk Botha - Director
Chartered Accountant (SA)
Registered Auditor
Johannesburg, South Africa
27 March 2020

GROUP – INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

US dollar millions	Notes	2019	2018 Restated	2017 Restated
Continuing operations				
Revenue from product sales	3	**3,525**	3,336	3,394
Cost of sales	4	**(2,626)**	(2,584)	(2,607)
Gain (loss) on non-hedge derivatives and other commodity contracts		**5**	(2)	—
Gross profit (loss)	2	**904**	750	787
Corporate administration, marketing and other expenses	5	**(82)**	(76)	(64)
Exploration and evaluation costs		**(112)**	(98)	(105)
Impairment, derecognition of assets and profit (loss) on disposal		**(6)**	(7)	(2)
Other (expenses) income	6	**(83)**	(79)	(150)
Operating profit (loss)		**621**	490	466
Interest income		**14**	8	8
Dividend received		**—**	2	—
Foreign exchange losses		**(12)**	(9)	(11)
Finance costs and unwinding of obligations	7	**(172)**	(168)	(157)
Share of associates and joint ventures' profit (loss)	8	**168**	122	22
Profit (loss) before taxation		**619**	445	328
Taxation	12	**(250)**	(212)	(163)
Profit (loss) after taxation from continuing operations		**369**	233	165
Discontinued operations				
Profit (loss) from discontinued operations	9	**(376)**	(83)	(336)
Profit (loss) for the year		**(7)**	150	(171)
Allocated as follows:				
Equity shareholders				
Continuing operations		**364**	216	145
Discontinued operations		**(376)**	(83)	(336)
Non-controlling interests				
Continuing operations		**5**	17	20
		(7)	150	(171)
Basic earnings (loss) per ordinary share (cents)	13	**(3)**	32	(46)
Earnings (loss) per ordinary share from continuing operations		**87**	52	35
(Loss) earnings per ordinary share from discontinued operations		**(90)**	(20)	(81)
Diluted earnings (loss) per ordinary share (cents)	13	**(3)**	32	(46)
Earnings (loss) per ordinary share from continuing operations		**87**	52	35
(Loss) earnings per ordinary share from discontinued operations		**(90)**	(20)	(81)

GROUP – STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER

US dollar millions	2019	2018 Restated	2017 Restated
Profit (loss) for the year	**(7)**	150	(171)
Items that will be reclassified subsequently to profit or loss:	**4**	(150)	148
Exchange differences on translation of foreign operations	**4**	(150)	123
Available-for-sale financial assets		—	25
Net gain (loss) on available-for-sale financial assets		—	20
Release on impairment of available-for-sale financial assets		—	3
Release on disposal of available-for-sale financial assets		—	(6)
Deferred taxation thereon		—	8
Items that will not be reclassified subsequently to profit or loss:	**10**	9	6
Net gain (loss) on equity investments	**6**	9	
Actuarial gain (loss) recognised	**2**	5	8
Deferred taxation thereon	**2**	(5)	(2)
Other comprehensive income (loss) for the year, net of tax	**14**	(141)	154
Total comprehensive income (loss) for the year, net of tax	**7**	9	(17)
Allocated as follows:			
Equity shareholders			
Continuing operations	**378**	75	299
Discontinuing operations	**(376)**	(83)	(336)
Non-controlling interests			
Continuing operations	**5**	17	20
	7	9	(17)

GROUP – STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER

US dollar millions	Notes	2019	2018	2017
ASSETS				
Non-current assets				
Tangible assets	15	**2,592**	3,381	3,742
Right of use assets	16	**158**	—	—
Intangible assets	17	**123**	123	138
Investments in associates and joint ventures	19	**1,581**	1,528	1,507
Other investments	20	**76**	141	131
Inventories	21	**93**	106	100
Trade, other receivables and other assets	22	**122**	102	67
Deferred taxation	29	**105**	—	4
Cash restricted for use	23	**31**	35	37
		4,881	5,416	5,726
Current assets				
Other investments	20	**10**	6	7
Inventories	21	**632**	652	683
Trade, other receivables and other assets	22	**250**	209	222
Cash restricted for use	23	**33**	31	28
Cash and cash equivalents	24	**456**	329	205
		1,381	1,227	1,145
Assets held for sale	9	**601**	—	348
		1,982	1,227	1,493
Total assets		**6,863**	6,643	7,219
EQUITY AND LIABILITIES				
Share capital and premium	25	**7,199**	7,171	7,134
Accumulated losses and other reserves		**(4,559)**	(4,519)	(4,471)
Shareholders' equity		**2,640**	2,652	2,663
Non-controlling interests		**36**	42	41
Total equity		**2,676**	2,694	2,704
Non-current liabilities				
Borrowings	26	**1,299**	1,911	2,230
Lease liabilities	16	**126**	—	—
Environmental rehabilitation and other provisions	27	**697**	827	942
Provision for pension and post-retirement benefits	28	**100**	100	122
Trade, other payables and provisions	30	**15**	3	3
Deferred taxation	29	**241**	315	363
		2,478	3,156	3,660
Current liabilities				
Borrowings	26	**734**	139	38
Lease liabilities	16	**45**	—	—
Trade, other payables and provisions	30	**586**	594	638
Taxation	31	**72**	60	53
		1,437	793	729
Liabilities held for sale	9	**272**	—	126
		1,709	793	855
Total liabilities		**4,187**	3,949	4,515
Total equity and liabilities		**6,863**	6,643	7,219

GROUP – STATEMENT OF CASH FLOW
FOR THE YEAR ENDED 31 DECEMBER

US dollar millions	Notes	2019	2018 Restated	2017 Restated
Cash flows from operating activities				
Receipts from customers		**3,535**	3,339	3,418
Payments to suppliers and employees		**(2,433)**	(2,408)	(2,351)
Cash generated from operations	32	**1,102**	931	1,067
Dividends received from joint ventures		**77**	91	6
Taxation refund	31	**7**	5	14
Taxation paid	31	**(228)**	(171)	(174)
Net cash inflow (outflow) from operating activities from continuing operations		**958**	856	913
Net cash inflow (outflow) from operating activities from discontinued operations		**89**	1	84
Net cash inflow (outflow) from operating activities		**1,047**	857	997
Cash flows from investing activities				
Capital expenditure				
- project capital		**(336)**	(170)	(132)
- stay-in-business capital		**(367)**	(405)	(543)
Interest capitalised and paid		**(6)**	—	—
Dividends from other investments		**—**	2	—
Proceeds from disposal of tangible assets		**3**	10	3
Other investments acquired		**(9)**	(13)	(8)
Proceeds from disposal of other investments		**3**	7	3
Investments in associates and joint ventures		**(5)**	(8)	(27)
Loans advanced to associates and joint ventures		**(3)**	(5)	(6)
Loans repaid by associates and joint ventures		**23**	22	—
Decrease (increase) in cash restricted for use		**—**	(6)	(8)
Interest received		**14**	5	7
Net cash inflow (outflow) from investing activities from continuing operations		**(683)**	(561)	(711)
Net cash inflow (outflow) from investing activities from discontinued operations		**(54)**	226	(151)
Cash in subsidiaries sold and transferred to held for sale		**(6)**	—	—
Net cash inflow (outflow) from investing activities		**(743)**	(335)	(862)
Cash flows from financing activities				
Proceeds from borrowings		**168**	753	815
Repayment of borrowings		**(123)**	(967)	(767)
Repayment of lease liabilities		**(42)**	—	—
Finance costs - borrowings	26	**(128)**	(130)	(138)
Finance costs - leases		**(9)**	—	—
Bond settlement premium, RCF and bond transaction costs		**—**	(10)	—
Dividends paid		**(43)**	(39)	(58)
Net cash inflow (outflow) from financing activities from continuing operations		**(177)**	(393)	(148)
Net cash inflow (outflow) from financing activities from discontinued operations		**—**	—	—
Net cash inflow (outflow) from financing activities		**(177)**	(393)	(148)
Net increase (decrease) in cash and cash equivalents		**127**	129	(13)
Translation		**—**	(5)	3
Cash and cash equivalents at beginning of year		**329**	205	215
Cash and cash equivalents at end of year	24	**456**	329	205

US dollar millions	Share capital and premium	Other capital reserves[1]	Retained earnings (Accumulated losses)[2]	Fair value through OCI	Available-for-sale reserve	Actuarial gains (losses)	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
					Equity holders of the parent					
Balance at 31 December 2016	7,108	116	(3,119)		17	(21)	(1,386)	2,715	39	2,754
Profit (loss) for the year	—	—	(191)		—	—	—	(191)	20	(171)
Other comprehensive income (loss)	—	—	—		25	6	123	154	—	154
Total comprehensive income (loss)	—	—	(191)		25	6	123	(37)	20	(17)
Shares issued	26	—	—		—	—	—	26	—	26
Share-based payment for share awards net of exercised	—	(1)	—		—	—	—	(1)	—	(1)
Dividends paid (note 14)	—	—	(39)		—	—	—	(39)	—	(39)
Dividends of subsidiaries	—	—	—		—	—	—	—	(19)	(19)
Translation	—	9	(10)		1	(1)	—	(1)	1	—
Balance at 31 December 2017	7,134	124	(3,359)	—	43	(16)	(1,263)	2,663	41	2,704
Impact of adopting IFRS 9	—	—	10	33	(43)	—	—	—	—	—
Opening balance under IFRS 9	7,134	124	(3,349)	33	—	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the year	—	—	133	—		—	—	133	17	150
Other comprehensive income (loss)	—	—	—	5		4	(150)	(141)	—	(141)
Total comprehensive income (loss)	—	—	133	5		4	(150)	(8)	17	9
Shares issued	37	—	—	—		—	—	37	—	37
Share-based payment for share awards net of exercised	—	(17)	—	—		—	—	(17)	—	(17)
Dividends paid (note 14)	—	—	(24)	—		—	—	(24)	—	(24)
Dividends of subsidiaries	—	—	—	—		—	—	—	(15)	(15)
Transfer of gain on disposal of equity investments	—	—	1	(1)		—	—	—	—	—
Translation	—	(11)	12	—		—	—	1	(1)	—
Balance at 31 December 2018	7,171	96	(3,227)	37		(12)	(1,413)	2,652	42	2,694
Profit (loss) for the year	—	—	(12)	—		—	—	(12	5	(7
Other comprehensive income (loss)	—	—	—	8		2	4	14	—	14
Total comprehensive income (loss)	—	—	(12)	8		2	4	2	5	7
Shares issued	28	—	—	—		—	—	28	—	28
Share-based payment for share awards net of exercised	—	(10)	—	—		—	—	(10)	—	(10)
Dividends paid (note 14)	—	—	(27)	—		—	—	(27)	—	(27)
Dividends of subsidiaries	—	—	—	—		—	—	—	(16)	(16)
Transactions with non-controlling interests	—	(4)	—	—		—	—	(4)	4	—
Translation	—	1	(2)	—		—	—	(1)	1	—
Balance at 31 December 2019	7,199	83	(3,268)	45		(10)	(1,409)	2,640	36	2,676

[1] Other capital reserves include a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $10m (2018: $10m; 2017: $11m), surplus on equity transaction of joint venture of $36m (2018: $36m; 2017: $36m), equity items for share-based payments of $39m (2018: $48m; 2017: $75m) and other reserves.

[2] Included in accumulated losses are retained earnings totalling $378m (2018: $283m; 2017: $287m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.

1   ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB), Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008.

NEW STANDARDS AND INTERPRETATIONS ISSUED

The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2019. The adoption of the new standards, interpretations and amendments effective from 1 January 2019 had the following impact on the group:

IFRS 16 Leases

The group elected to apply IFRS 16 utilising the modified retrospective approach, no cumulative effect of initially applying IFRS 16 was identified and recognised as an adjustment to the opening balance of retained earnings. The cumulative impact on the adoption of IFRS 16 resulted in the recognition of right of use assets, lease liabilities and the resultant deferred tax. Refer to Note 16 for the detail on the right of use assets and lease liabilities. Comparative information has not been restated.

For contracts previously classified as leases under IAS 17 Leases, the group has reassessed whether the contract is or contains a lease upon initial transition to the new standard and has also performed an assessment to identify significant contracts which have not previously been classified as leases, but which may be a lease under the new standard.

The group applied the following practical expedients upon transition to IFRS 16:

Transition options:
- Leases with a remaining contract period of 12 months or less will not be recorded on the statement of financial position and the lease payments will be expensed in the income statement on a straight-line basis.
- The right-of-use asset is based on the lease liability recognised.

Practical expedients:
- The short-term lease exemption - leases with a duration of one year or less will be expensed in the income statement on a straight-line basis.
- The low value lease exemption - the group applied the low value exemption with a value of $10k for the individual leased asset value and added an exception within its accounting policy to not capitalise leases with a net present value of $250k based on an IAS 1 materiality assessment.
- Exclusion of initial direct costs for the measurement of the right of use asset at the date of initial application.
- Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The leases accounting policy applicable from 1 January 2019 is included under "Leases" in Annexure A.

CHANGE IN DISCLOSURE

Effective 1 July 2019, the group changed the disclosure of "Special Items" in the income statement. In prior years, the group disclosed items that due to their size and/or nature, required separate disclosure on the face of the income statement as Special Items. In addition, a disclosure category - "Other operating expenses" was reported to disclose expenses which were not included in gross profit. Going forward these two categories of expenses and income will be disclosed as:
- Other expenses (income); and
- Separate line item(s) on the face of the income statement depending on materiality.

The re-presentation provides more useful information by reporting material items separately. The change in presentation has no impact on the reported totals, headline earnings per share or on amounts presented in the Statement of Financial Position.

As a result of the change, reclassifications in the income statement are as follows:

Income statement extract[(1)]				
	2018	**2018**	**2017**	**2017**
US dollar millions	**Previously reported**	**Reclassified**	**Previously reported**	**Reclassified**
Gross profit (loss)	772	772	784	784
Corporate administration, marketing and other expenses	(76)	(76)	(64)	(64)
Exploration and evaluation costs	(102)	(102)	(114)	(114)
Impairment, derecognition of assets and profit (loss) on disposal	n/a	(124)	n/a	(293)
Other expenses (income)	(97)	(143)	(88)	(233)
Special items	(170)	n/a	(438)	n/a
Operating profit (loss)	**327**	**327**	**80**	**80**

[(1)] *Represents reclassification prior to the disclosure of Discontinued operations.*

The significant accounting principles applied in the presentation of the group and company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: "Summary of significant accounting policies".

1.1 BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year except for the changes arising from the adoption of IFRS 16 as described in "New Standards and Interpretations Issued" above.

The comparative periods have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, as a consequence of the classification of the sale of the South African producing assets and related liabilities as a discontinued operation. The sale agreement was announced on 12 February 2020.

The group financial statements are presented in US dollars.

Based on materiality, certain comparatives in the notes have been aggregated and comparatives have been restated to accord with current year disclosures. All notes are from continuing operations unless otherwise stated.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund, joint ventures and associates, are prepared for the same reporting period as the holding company, using the same accounting policies.

Subsidiaries are all entities over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an associate, joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effects are eliminated.

Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the company financial statements.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

1.2   SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

USE OF ESTIMATES

The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); recoverability of indirect taxes and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities and unrecognised tax positions.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of tangible assets

Amortisation
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise from the following factors:
- changes in proved and probable Ore Reserve;
- the grade of Ore Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

Stripping Costs
The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
- It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;
- The group can identify the component of the orebody for which access has been improved; and
- The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the orebody to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the pit.

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in operating costs.

Impairment
The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 *Impairment of Assets.*

The carrying value of tangible assets at 31 December 2019 was $2,592m (2018: $3,381m; 2017: $3,742m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2019 (including impairment of tangible assets transferred to held for sale) was $505m (2018: $104m; 2017: $288m).

Carrying value of goodwill and intangible assets
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable Ore Reserve, exploration properties and net assets is recognised as goodwill.

Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The carrying value of goodwill in the consolidated financial statements at 31 December 2019 was $116m (2018: $116m; 2017: $127m). The impairment of goodwill recognised in the consolidated financial statements for the year ended 31 December 2019 was nil (2018: nil; 2017: $9m).

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 *Income Taxes*, applies the South African corporate tax rate of 28%.

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2019:
- deferred tax asset: $105m (2018: nil; 2017: $4m);
- deferred tax liability: $241m (2018: $315m; 2017: $363m);
- taxation liability: $72m (2018: $60m; 2017: $53m); and
- taxation asset: $10m (2018: $6m; 2017: $3m), included in trade, other receivables and other assets.

Unrecognised value of deferred tax assets: $389m (2018: $501m; 2017: $470m).

Provision for environmental rehabilitation obligations

The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Future changes to environmental laws and regulations, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations (including held for sale rehabilitation obligations) for the group at 31 December 2019 was $730m (2018: $637m; 2017: $724m).

Stockpiles and metals in process

Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2019 was $377m (2018: $404m; 2017: $424m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Continental Africa, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Continental Africa and in Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.

The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2019 was $227m (2018: $194m; 2017: $174m).

Post-retirement obligations

The determination of AngloGold Ashanti's obligation and expense for post-retirement liabilities depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement obligations at 31 December 2019 was $100m (2018: $100m; 2017: $122m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the minimum standards described by the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 Edition).

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group's financial results and financial position in a number of ways, including the following:
- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described in the accounting policy for exploration and evaluation assets. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Provision for silicosis

Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:
- silicosis prevalence rates;
- estimated settlement per claimant;
- benefit take-up rates;
- disease progression rates;
- timing of cashflows; and
- discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement.

The carrying value of the silicosis provision at 31 December 2019 was $65m (2018: $63m; 2017: $63m).

Identification and classification of discontinued operations

During 2019, the decision to sell the remaining South African operations was made, judgement was applied regarding classification of the disposal group as held for sale at year end, and whether the disposal group should be classified as a discontinued operation. The South African asset sale was assessed as a major geographical area of operations and part of a single co-ordinated plan to dispose of a major geographical area of operations and accordingly, it was classified as a discontinued operation. The sale was announced on 12 February 2020.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, an amount of $18m has been considered.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

2   SEGMENTAL INFORMATION

AngloGold Ashanti Limited's operating segments are reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments (including equity accounted investments). Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

| | Gold income | | |
US dollar millions	2019	2018	2017
Geographical analysis of gold income by origin is as follows:			
Continental Africa[1]	2,203	1,983	1,895
Australia	851	780	709
Americas	1,000	1,021	1,104
	4,054	3,784	3,708
Equity-accounted investments included above	(615)	(581)	(453)
Continuing operations	3,439	3,203	3,255
Discontinued operations - South Africa	554	602	1,101
	3,993	3,805	4,356
Foreign countries included in the above and considered material are:			
Australia	851	780	709
Argentina		387	399
Brazil	679		705
Guinea			489
Tanzania	849	715	664
DRC	504	468	
Geographical analysis of gold income by destination is as follows:			
South Africa	981	946	946
North America	486	450	456
Australia	851	780	709
Europe	329	387	399
United Kingdom	1,407	1,221	1,198
	4,054	3,784	3,708
Equity-accounted investments included above	(615)	(581)	(453)
Continuing operations	3,439	3,203	3,255
Discontinued operations - South Africa	554	602	1,101
	3,993	3,805	4,356

| | By-product revenue | | |
US dollar millions	2019	2018	2017
Continental Africa[1]	3	4	3
Australia	3	2	2
Americas	81	128	135
	87	134	140
Equity-accounted investments included above	(1)	(1)	(1)
Continuing operations	86	133	139
Discontinued operations - South Africa	1	6	15
	87	139	154

The group's revenue is mainly derived from gold income. Approximately 34% of the group's total gold produced is sold to two customers of the group. Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

2   SEGMENTAL INFORMATION CONTINUED

US dollar millions	Gross profit (loss)[2]		
	2019	2018	2017
Continental Africa[1]	605	380	386
Australia	221	160	159
Americas[1]	265	310	253
Corporate and other	1	2	2
	1,092	852	800
Equity-accounted investments included above	(188)	(102)	(13)
Continuing operations	904	750	787
Discontinued operations - South Africa	79	22	(3)
	983	772	784

US dollar millions	Cost of sales		
	2019	2018	2017
Continental Africa[1]	1,601	1,607	1,513
Australia	632	622	551
Americas[1]	822	838	987
Corporate and other	(1)	(3)	(3)
	3,054	3,064	3,048
Equity-accounted investments included above	(428)	(480)	(441)
Continuing operations	2,626	2,584	2,607
Discontinued operations - South Africa	479	589	1,129
	3,105	3,173	3,736

US dollar millions	Amoritisation		
	2019	2018	2017
Continental Africa[1]	367	379	421
Australia	173	149	130
Americas[1]	177	192	273
Corporate and other	3	3	2
	720	723	826
Equity-accounted investments included above	(137)	(165)	(136)
Continuing operations	583	558	690
Discontinued operations - South Africa	61	72	133
	644	630	823

US dollar millions	Total assets[1][3][4]		
	2019	2018	2017
South Africa	697	1,106	1,734
Continental Africa	3,514	3,135	3,153
Australia	972	888	929
Americas	1,427	1,286	1,258
Corporate and other	253	228	145
	6,863	6,643	7,219

US dollar millions	Non-current assets[5]		
	2019	2018	2017
Non-current assets considered material, by country are:			
South Africa	25	1,005	1,295
Foreign entities	4,644	4,234	4,259
DRC	1,506	1,439	1,423
Ghana	758	550	533
Tanzania	379	369	422
Australia	817	718	764
Brazil	625	615	632

2   SEGMENTAL INFORMATION CONTINUED

US dollar millions	Capital expenditure		
	2019	2018	2017
Continental Africa[1]	410	313	409
Australia	149	156	153
Americas[1]	195	176	234
Corporate and other	—	—	2
Continuing operations	754	645	798
Discontinued operations - South Africa	60	76	155
	814	721	953
Equity-accounted investments	(51)	(69)	(123)
	763	652	830

[1] Includes equity-accounted investments.

[2] The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

[3] Total assets include allocated goodwill of $108m (2018: $108m; 2017: $119m) for Australia and $8m (2018: $8m; 2017: $8m) for Americas (note 17). The South African segment includes assets held for sale of $581m (2018: nil; 2017: $348m) and the Continental Africa segment includes assets held for sale of $20m (2018: nil; 2017:nil).

[4] In 2019, pre-tax impairments and derecognition of assets of $556m were accounted for in South Africa (2018: $98m; 2017: $294m), Continental Africa $2m (2018: $5m; 2017: nil) and the Americas $1m (2018: $1m; 2017: nil).

[5] Non-current assets exclude financial instruments and deferred taxassets.

3   REVENUE FROM PRODUCT SALES

US dollar millions	2019	2018	2017
Revenue consists of the following principal categories:			
Gold income (note 2)	3,439	3,203	3,255
By-products (note 2)	86	133	139
Revenue from product sales	3,525	3,336	3,394

4   COST OF SALES

	2019	2018	2017
Cash operating costs	1,831	1,850	1,756
Royalties	137	133	111
Other cash costs	13	13	14
Total cash costs	1,981	1,996	1,881
Retrenchment costs	4	4	6
Rehabilitation and other non-cash costs	53	17	16
Amortisation of tangible assets (notes 32 and 36)	538	553	685
Amortisation of right of use assets[1] (notes 32 and 36)	42	—	—
Amortisation of intangible assets (notes 32 and 36)	3	5	5
Inventory change	5	9	14
	2,626	2,584	2,607

[1] Amortisation relating to right of use assets as recognised in accordance with IFRS 16 Leases.

5   CORPORATE ADMINISTRATION, MARKETING AND OTHER COSTS

	2019	2018	2017
Corporate administration expenses	63	60	52
Share scheme and related costs	19	16	12
	82	76	64

6   OTHER EXPENSES (INCOME)[1]

	2019	2018	2017
Care and maintenance (note 36)	47	39	62
Governmental fiscal claims, cost of old tailings operations and other expenses	21	14	15
Guinea public infrastructure contribution	8	—	—
Pension and medical defined benefit provisions	9	10	9
Royalties received	(3)	(10)	(18)
Brazilian power utility legal settlement	(16)	—	—
Retrenchment and related costs	3	6	6
Legal fees and project costs	11	16	74
Other indirect taxes	3	4	2
	83	79	150

[1] Change in disclosure from prior years. Refer note 1.

US dollar millions	2019	2018	2017

7   FINANCE COSTS AND UNWINDING OF OBLIGATIONS

	2019	2018	2017
Finance costs			
Finance costs on bonds, corporate notes, bank loans and other	135	128	131
Amortisation of fees	4	7	4
Lease finance charges	10	5	6
Less: interest capitalised	(6)	—	—
	143	140	141
Unwinding of obligations	29	28	16
Total finance costs and unwinding of obligations (notes 32 and 36)	172	168	157

8   SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT (LOSS)

	2019	2018	2017
Revenue	616	582	454
Operating costs and other expenses	(452)	(472)	(471)
Net interest received (paid)	10	(8)	1
Profit (loss) before taxation	174	102	(16)
Taxation	(35)	(9)	23
Profit (loss) after taxation	139	93	7
Impairment reversal of investments in associates [1]	23	15	13
Impairment reversal of investments in joint ventures (note 19)	6	14	2
Share of associates and joint ventures' profit (loss) (note 32)	168	122	22

[1] *Based on the results and financial position of Rand Refinery (Pty) Limited, an impairment reversal was recognised.*

9   DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE

South African asset sale

On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The transaction includes the following assets and liabilities:
- The Mponeng mine and its associated assets and liabilities;
- The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
- First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities;
- Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and
- Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

The consideration comprises three elements:
- US$200m in cash payable at closing; and
- Two components of deferred consideration, payable as follows:

  1. US$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021; and
  2. US$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) below the datum of current infrastructure.

The agreement provides for terms customary in agreements of this nature and is subject to customary conditions precedent. Key conditions precedent include:
- Approval from the South African Competition Authorities pursuant to the South African Competition Act No 89 of 1998; and
- Section 11 approval from the Minister of Mineral Resources and Energy pursuant to the MPRDA in relation to West Wits Mineral Right.

AngloGold Ashanti and Harmony have committed to engage with the relevant authorities and other stakeholders in order to ensure the conditions precedent are fulfilled as soon as possible with earliest closing anticipated on or about 30 June 2020.

9   DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE CONTINUED

South African asset sale CONTINUED

As at 31 December 2019, AngloGold Ashanti had received offers from potential buyers regarding the sale of the South African assets. The announced transaction on 12 February 2020 resulted in an expected consideration of around $300m which forms the basis for the fair value less costs to sell value of the South Africa disposal group. The non-recurring fair value measurement for the South Africa disposal group is included in level 3 of the fair value hierarchy. The fair value is based on unobservable market offers from potential buyers for the South Africa disposal group.

The held for sale assets and liabilities related to the transaction are reported in the South Africa segment. The South African asset sale is treated as a discontinued operation.

In terms of the transaction the silicosis obligation of $65m and the post-retirement medical obligation of $93m relating to South African employees are retained by AngloGold Ashanti.

Sale interest in the Sadiola Mine

On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation (IAMGOLD), had agreed to sell their interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. (Sadiola) to Allied Gold Corp (Allied Gold). Sadiola's principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AngloGold Ashanti and IAMGOLD each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali.

In terms of the agreement, AngloGold Ashanti and IAMGOLD will sell their collective interests in Sadiola to Allied Gold for a cash consideration of US$105m, payable as follows:
- US$50m (US$25m each to AngloGold Ashanti and IAMGOLD) upon the fulfillment or waiver of all conditions precedent and closing of the transaction;
- Up to a further US$5m (US$2.5m each to AngloGold Ashanti and IAMGOLD), payable 8 days after closing, to the extent that the cash balance of Sadiola at closing is greater than an agreed amount;
- US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (SSP); and
- US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of a further 250,000 ounces from the SSP.

The transaction is subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. AngloGold Ashanti received approval from the South African Reserve Bank in early 2020. It is anticipated that all conditions precedent will be fulfilled or waived by the end of April 2020.

This transaction offer represents the most significant unobservable input in determining the non-recurring fair value measurement of the Sadiola investment; accordingly, the fair value is included in level 3 of the fair value hierarchy.

The carrying value of the Sadiola held for sale asset of $20m (which is lower than fair value less costs to sell) is included in the Continental Africa segment; it was previously disclosed as an investment in joint venture on the Statement of Financial Position.

Discontinued operations

The results of the South Africa disposal group for the year ended 31 December are presented below:

US dollar millions	2019	2018	2017
Revenue from product sales	555	608	1,116
Cost of sales	(479)	(589)	(1,129)
Gain (loss) on non-hedge derivatives and other commodity contracts	3	3	10
Gross profit (loss)	**79**	22	(3)
Other expenses	(44)	(72)	(97)
Derecognition of assets, impairments and profit on disposal of assets	(3)	(118)	(256)
Impairment loss recognised on remeasurement to fair value less costs to sell	(549)		(35)
Profit (loss) before taxation	**(517)**	(168)	(391)
Normal taxation and deferred taxation on operations	(23)	38	(14)
Deferred tax on impairment loss, derecognition and profit on disposal of assets	164	47	69
Profit (loss) from discontinued operations	**(376)**	(83)	(336)

9   DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE CONTINUED

Assets and liabilities held for sale

The major classes of assets and liabilities of the South African disposal group as at 31 December 2019, are as follows:

US dollar millions	2019
Tangible assets and right of use assets	429
Other investments	84
Inventories	37
Trade, other receivables and other assets	4
Deferred taxation	15
Cash and cash restricted for use	12
Assets held for sale	**581**
Lease liabilities	3
Environmental rehabilitation and other provisions	211
Trade and other payables	58
Liabilities held for sale	**272**
Net assets held for sale	309
Total assets held for sale include:	
Sadiola	20
South Africa	581
	601

The discontinued operations' net cash flows are reflected in the Statement of Cash Flows.

Impairment of South African assets
Following the classification of the South African disposal group as held for sale, an impairment of $549m (tangible assets of $495m and non-current inventories of $54m) and taxation on impairment of $164m (i.e. $385m, net of tax) was recognised to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell.

10   EMPLOYEE BENEFITS

US dollar millions	2019	2018	2017
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	**680**	797	1,024
Health care and medical scheme costs			
- current medical expenses	**29**	39	58
- defined benefit post-retirement medical expenses	**8**	9	10
Pension and provident plan costs			
- defined contribution	**29**	37	53
Retrenchment costs	**7**	30	92
Share-based payment expense (note 11)	**42**	35	33
Included in cost of sales, other expenses (income) and corporate administration, marketing and other expenses of continuing and discontinued operations	**795**	**947**	**1,270**

11   SHARE-BASED PAYMENTS

US dollar millions	2019	2018	2017
Equity-settled share incentive schemes			
Bonus Share Plan (BSP)	**6**	20	26
Deferred Share Plan (DSP)	**13**	—	—
Other	**2**	2	—
	21	22	26
Cash-settled share incentive scheme			
Cash-settled Long Term Incentive Plan (CSLTIP)	**21**	13	7
Total share-based payment expense (note 10)	**42**	35	33

Equity-settled incentive schemes
Equity schemes include the Bonus Share Plan (BSP), Deferred Share Plan (DSP); Long term incentive Plan (LTIP) and Co-investment Plan (CIP).

11 SHARE-BASED PAYMENTS CONTINUED

Bonus Share Plan (BSP)

Award date (unvested awards and awards vested during the year)	2019	2018	2017
Calculated fair value		R119.14	R152.87
Vesting date 50%		22 Feb 2019	1 Mar 2018
Vesting date 50%		22 Feb 2020	1 Mar 2019
Expiry date		22 Feb 2028	1 Mar 2027

Number of shares	2019	2018	2017
Awards outstanding at beginning of year	4,557,919	4,479,679	4,198,285
Awards granted during the year		2,492,584	1,926,549
Awards lapsed during the year	(109,065)	(359,343)	(218,601)
Awards exercised during the year	(2,307,439)	(2,055,001)	(1,426,554)
Awards outstanding at end of year	2,141,415	4,557,919	4,479,679
Awards exercisable at end of year	1,207,936	1,588,512	1,904,021

Cash awards granted under the bonus share plan, outstanding at year end 31 December 2019 amount to 12,295 (2018: 33,046; 2017: 23,666) and an amount of 20,751 cash awards vested and are deemed settled for the year ended 31 December 2019 (2018: 15,209; 2017: 6,754).

Deferred Share Plan (DSP)

The Deferred Share Plan (DSP) was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards will be allocated to certain employees from 2019 onwards, vesting equally over a period of 2,3 and 5 years depending on the level of seniority of the participant.

Award date (unvested awards and awards vested during the year)	2019
Calculated fair value	R204.42
DSP 2 year	
Vesting date 50%	21 Feb 2020
Vesting date 50%	21 Feb 2021
DSP 3 year	
Vesting date 33%	21 Feb 2020
Vesting date 33%	21 Feb 2021
Vesting date 34%	21 Feb 2022
DSP 5 year	
Vesting date 20%	21 Feb 2020
Vesting date 20%	21 Feb 2021
Vesting date 20%	21 Feb 2022
Vesting date 20%	21 Feb 2023
Vesting date 20%	21 Feb 2024
Expiry date	21 Feb 2029

Number of shares	2019
Awards outstanding at beginning of year	
Awards granted during the year	1,669,191
Awards lapsed during the year	(55,208)
Awards exercised during the year	(14,623)
Awards outstanding at end of year	1,599,360

Long Term Incentive Plan (LTIP)

Award date (unvested awards and awards vested during the year)	2015
Calculated fair value	R129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

11   SHARE-BASED PAYMENTS CONTINUED

Long Term Incentive Plan (LTIP) CONTINUED

Number of shares	2019	2018	2017
Awards outstanding at beginning of year	447,842	2,466,357	4,363,330
Awards lapsed during the year	—	(1,186,330)	(1,512,857)
Awards exercised during the year	(218,203)	(832,185)	(384,116)
Awards outstanding at end of year	229,639	447,842	2,466,357
Awards exercisable at end of year	229,639	447,842	455,914

Co-Investment Plan (CIP)

Number of shares	2019	2018	2017
Awards outstanding at beginning of year	112,578	95,378	97,651
Awards granted during the year		80,809	112,105
Awards lapsed during the year	(16,500)	(11,633)	(62,775)
Awards matched during the year	(72,151)	(51,976)	(51,603)
Awards outstanding at end of year	23,927	112,578	95,378

Cash-Settled Long Term Incentive Plan (CSLTIP)

There were no changes to rules or practices within the CSLTIP scheme, and no awards during 2018 and 2019.

Award date (unvested awards and awards vested during the year)	2017	2016
Vesting date	1 March 2020	1 March 2019

Number of units	2019	2018	2017
Share units outstanding at beginning of year	3,815,761	4,469,618	2,464,630
Share units granted during the year			2,572,437
Share units lapsed during the year	(1,305,761)	(611,265)	(507,597)
Share units exercised during the year	(1,029,438)	(42,592)	(59,852)
Share units outstanding at end of year	1,480,562	3,815,761	4,469,618

The closing share price at 31 December 2019 is R316.50 (2018: R 181.75; 2017: R 128.62).

12   TAXATION

US dollar millions	2019	2018	2017
South African taxation			
Normal taxation	—	—	1
Prior year (over) under provision	—	(2)	—
Deferred taxation			
Other temporary differences	(18)	(27)	(42)
Change in estimated deferred tax rate	(14)	7	10
	(32)	(22)	(31)
Foreign taxation			
Normal taxation	299	243	201
Prior year (over) under provision	(1)	1	(26)
Deferred taxation			
Temporary differences	(28)	(6)	19
Prior year (over) under provision	1	4	2
Change in estimate	9	(7)	—
Change in statutory tax rate	2	(1)	(2)
	282	234	194
	250	212	163

12 TAXATION CONTINUED

US dollar millions	2019	2018	2017
Reconciliation to South African statutory rate			
Implied tax charge at 28%	**173**	125	92
Increase (decrease) due to:			
Expenses not tax deductible[1]	**28**	28	25
Share of associates and joint ventures' (profit) loss	**(47)**	(34)	(6)
Tax rate differentials[2]	**39**	25	29
Exchange variations, translation and accounting adjustments	**11**	24	6
Current year tax losses not recognised (recognised) in deferred tax assets:			
Obuasi mine	**14**	13	18
AngloGold Ashanti Holdings plc[3]	**29**	36	—
North America	**6**	6	—
Tax exempt entities:			
AngloGold Ashanti Holdings plc[3]	**—**	—	31
Other	**(2)**	(1)	—
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	**(5)**	—	10
Tax effect of retained SA items	**3**	(10)	(13)
Tax allowances	**(1)**	(2)	(3)
Impact of statutory tax rate change	**2**	(1)	(2)
Adjustment in respect of prior years	**—**	3	(24)
Income tax expense	**250**	212	163

[1] Includes corporate and other costs, transfer pricing and British Virgin Isle group losses.
[2] Due to different tax rates in various jurisdictions.
[3] During 2018, AngloGold Ashanti Holdings plc changed its tax jurisdiction from the Isle of Man (taxed at 0% in 2017) to the United Kingdom (taxed at 19% in 2018 and 2019).

US dollar millions	2019	2018	2017
Analysis of unrecognised deferred tax assets			
Tax losses available to be utilised against future profits			
- utilisation required within one year	**—**	48	—
- utilisation required between one and two years	**85**	187	48
- utilisation required between two and five years	**356**	300	333
- utilisation required between five and twenty years	**973**	1,229	1,210
- utilisation in excess of twenty years	**73**	26	1
	1,487	1,790	1,592

At the statutory tax rates the unrecognised value of deferred tax assets are: $389m (2018: $501m; 2017: $470m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana and Colombia.

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group's business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

The IFRS Interpretations Committee issued IFRIC23, which clarifies how the recognition and measurement requirements of income taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 was adopted by the group on 1 January 2019.

12 TAXATION CONTINUED

Income tax uncertainties CONTINUED

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA

The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $10m (2018: $14m; 2017: $27m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande

The Brazil Tax Authority has challenged various aspects of the Companies' tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on the engagement with the Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of approximately $25m relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote

The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $88m[1] (2018: $144m; 2017: $150m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $76m. The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision is made.

[1] Includes reduction of overall exposure by $76m as described above.

Guinea - Siguiri

The Guinea Tax Authority has challenged various aspects of the Companies' tax returns for periods of 2010, and 2014 to 2016 totalling $12m (attr.) (2018: $8m (attr.); 2017: $8m (attr.)). Management has objected to these assessments but has provided for a portion of the total claims amounting to $2m (attr.) (2018: $2m (attr.); 2017: $2m (attr.)).

Mali - Sadiola, Yatela, Morila

The Mali Tax Authority has challenged various aspects of the Companies' tax returns for periods of 2012 to 2018 totalling $26m (attr.) (2018: $16m (attr.); 2017: $16m (attr)). This includes an assessment of $10m (attr.) received in late December 2019. Management has objected to these assessments and is of the opinion that the Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

Tanzania - Geita Gold Mine

The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2018 amounting to $164m (2018: $163m; 2017: $113m). Management has objected and appealed through various levels of the legislative processes and has provided for a portion of the total claims amounting to $2m (2018: $2m; 2017: $2m). Management is of the opinion that for the remainder of the claims the Tax Authority is unlikely to succeed and therefore no provision has been made.

In addition to the above, it should be noted that amendments passed to legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest and is of the view that this is in contravention of its Mining Development Agreement.

US dollar millions	2019	2018	2017

13 EARNINGS (LOSS) PER ORDINARY SHARE

	2019	2018	2017
Basic earnings (loss) per ordinary share	**(3)**	32	(46)
Continuing operations	**87**	52	35
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $364m (2018: $216m; 2017: $145m) and 418,349,777 (2018: 417,122,155; 2017: 415,440,077) shares being the weighted average number of ordinary shares in issue during the financial year.			
Discontinued operations	**(90)**	(20)	(81)
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($376m) (2018: ($83m); 2017: ($336m)) and 418,349,777 (2018: 417,122,155; 2017: 415,440,077) shares being the weighted average number of ordinary shares in issue during the financial year.			
Diluted earnings (loss) per ordinary share	**(3)**	32	(46)
Continuing operations	**87**	52	35
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $364m (2018: $216m; 2017: $145m) and 418,349,777 (2018: 417,379,405; 2017: 415,440,077) shares being the diluted number of ordinary shares.			
Discontinued operations	**(90)**	(20)	(81)
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($376m) (2018: ($83m); 2017: ($336m)) and 418,349,777 (2018: 417,379,405; 2017: 415,440,077) shares being the weighted average number of ordinary shares in issue during the financial year.			

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

Number of shares	2019	2018	2017
Ordinary shares	**414,407,622**	411,412,947	409,265,471
Fully vested options and currently exercisable[1]	**3,942,155**	5,709,208	6,174,606
Weighted average number of shares	**418,349,777**	417,122,155	415,440,077
Dilutive potential of share options[2]	**—**	257,250	—
Fully diluted number of ordinary shares	**418,349,777**	417,379,405	415,440,077

[1] Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

[2] The number of share options that could potentially dilute basic earnings in the future were not included as the effect was anti-dilutive were 517,186 (2018: nil; 2017:576,426)

	US dollar millions		
Headline earnings (loss)			
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):			
Profit (loss) attributable to equity shareholders from continuing and discontinued operations	**(12)**	133	(191)
Net impairment (impairment reversal) and derecognition of assets	**559**	102	298
Net (profit) loss on disposal of assets	**(3)**	32	(8)
Taxation thereon	**(165)**	(47)	(72)
	379	220	27

	Cents		
Basic headline earnings (loss) per share			
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $379m (2018: $220m; 2017: $27m) and 418,349,777 (2018: 417,122,155; 2017: 415,440,077) shares being the weighted average number of ordinary shares in issue during the year.	**91**	53	6
Diluted headline earnings (loss) per share			
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $379m (2018: $220m; 2017: $27m) and 418,349,777 (2018: 417,379,405; 2017: 415,440,077) shares being the weighted average number of ordinary shares in issue during the year.	**91**	53	6

US dollar millions	2019	2018	2017

14 DIVIDENDS

	2019	2018	2017
Ordinary shares			
Dividend number 118 of 130 SA cents per share was declared on 21 February 2017 and paid on 7 April 2017 (10 US cents per share).			39
Dividend number 119 of 70 SA cents per share was declared on 20 February 2018 and paid on 6 April 2018 (6 US cents per share).		24	
Dividend number 120 of 95 SA cents per share was declared on 19 February 2019 and paid on 8 April 2019 (7 US cents per share)	27		
	27	24	39

15 TANGIBLE ASSETS

US dollar millions	Mine development costs	Mine infra-structure[2]	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[3][4]	Total
Cost							
Balance at 1 January 2017	5,943	4,576	919	5	450	82	11,975
Additions							
- project capital	28	3	—	—	125	—	156
- stay-in-business capital	371	37	—	—	257	—	665
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements[1]	(168)	(21)	(27)	—	(291)	1	(506)
Transfer to assets and liabilities held for sale	(785)	(281)	(7)	—	(72)	(3)	(1,148)
Translation	174	88	7	—	21	3	293
Balance at 31 December 2017	5,562	4,382	892	5	490	83	11,414
Accumulated amortisation and impairments							
Balance at 1 January 2017	4,163	2,792	868	3	26	12	7,864
Amortisation for the year	553	272	3	—	—	1	829
Impairment and derecognition of assets[5]	182	62	8	—	1	—	253
Disposals	(1)	(20)	—	—	—	—	(21)
Transfers and other movements[1]	(326)	(163)	(27)	—	—	—	(516)
Transfer to assets and liabilities held for sale	(685)	(169)	(4)	—	(1)	—	(859)
Translation	93	22	5	—	—	2	122
Balance at 31 December 2017	3,979	2,796	853	3	26	15	7,672
Net book value at 31 December 2017	1,583	1,586	39	2	464	68	3,742
Cost							
Balance at 1 January 2018	5,562	4,382	892	5	490	83	11,414
Additions							
- project capital	2	—	—	—	175	—	177
- stay-in-business capital	294	20	3	—	149	1	467
Disposals	(5)	(30)	—	(1)	—	(3)	(39)
Transfers and other movements[1]	60	(41)	—	—	(270)	1	(250)
Translation	(239)	(119)	(7)	—	(32)	(5)	(402)
Balance at 31 December 2018	5,674	4,212	888	4	512	77	11,367
Accumulated amortisation and impairments							
Balance at 1 January 2018	3,979	2,796	853	3	26	15	7,672
Amortisation for the year	397	233	2	1	—	1	634
Impairment and derecognition of assets[5]	—	104	—	—	—	—	104
Disposals	(5)	(27)	—	(1)	—	(2)	(35)
Transfers and other movements[1]	(52)	(153)	—	—	—	—	(205)
Translation	(135)	(42)	(6)	—	1	(2)	(184)
Balance at 31 December 2018	4,184	2,911	849	3	27	12	7,986
Net book value at 31 December 2018	1,490	1,301	39	1	485	65	3,381

15 TANGIBLE ASSETS CONTINUED

US dollar millions	Mine development costs	Mine infra-structure[2]	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[3][4]	Total
Cost							
Balance at 1 January 2019	**5,674**	**4,212**	**888**	**4**	**512**	**77**	**11,367**
Additions							
- project capital	**43**	—	—	**1**	**281**	**14**	**339**
- stay-in-business capital	**208**	**25**	**1**	**2**	**188**	—	**424**
Finance costs capitalised	—	—	—	—	**6**	—	**6**
Disposals	**(1)**	**(16)**	—	—	—	—	**(17)**
Transfers and other movements[1]	**(259)**	**219**	**1**	—	**(489)**	**(16)**	**(544)**
Transfer to assets and liabilities held for sale	**(660)**	**(663)**	**(9)**	—	**(90)**	**(9)**	**(1,431)**
Translation	**(4)**	**(1)**	—	—	**(3)**	—	**(8)**
Balance at 31 December 2019	**5,001**	**3,776**	**881**	**7**	**405**	**66**	**10,136**
Accumulated amortisation and impairments							
Balance at 1 January 2019	**4,184**	**2,911**	**849**	**3**	**27**	**12**	**7,986**
Amortisation for the year	**392**	**215**	**1**	**1**	—	—	**609**
Impairment and derecognition of assets[5]	**243**	**172**	—	—	**90**	—	**505**
Disposals	**(1)**	**(15)**	—	—	—	—	**(16)**
Transfers and other movements[1]	**(455)**	**(53)**	**1**	—	**(3)**	**(12)**	**(522)**
Transfer to assets and liabilities held for sale	**(488)**	**(422)**	**(5)**	—	**(88)**	—	**(1,003)**
Translation	**(9)**	**(5)**	—	—	**(1)**	—	**(15)**
Balance at 31 December 2019	**3,866**	**2,803**	**846**	**4**	**25**	—	**7,544**
Net book value at 31 December 2019	**1,135**	**973**	**35**	**3**	**380**	**66**	**2,592**

[1] Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets, asset reclassifications and derecognition of assets.

[2] Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of nil (2018 :$45m; 2017: $56m).

[3] Included in the amounts for land and buildings are assets held under finance leases with a net book value of nil (2018: $3m; 2017: $6m).

[4] Assets of $9m (2018: $10m; 2017: $11m) have been pledged as security.

[5] Impairment and derecognition of assets is assessed as follows:

Impairment calculation assumptions as at 31 December 2019 - goodwill, tangible and intangible assets

Management assumptions for the value in use of tangible assets and goodwill include:

- the gold price assumption represents management's best estimate of the future price of gold. A long-term real gold price of $1,300/oz (2018: $1,239/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

- proved and probable Ore Reserve;
- value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
- In determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2018. At 31 December 2019, the derived group WACC was 8.1% (real post-tax) which is 20 basis points lower than in 2018 of 8.3%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which range from 1 years to 39 years; and
- variable operating cash flows are increased at local Consumer Price Index rates.

15   TANGIBLE ASSETS CONTINUED

Impairment calculation assumptions as at 31 December 2019 - goodwill, tangible and intangible assets CONTINUED

Impairments and derecognitions of tangible assets

For the year ended 31 December, the following impairments and derecognitions of tangible assets were recognised:

US dollar millions	2019 [1]	2018	2017
First Uranium - Mine Waste Solutions	89	93	13
TauTona	—	—	79
Kopanang	—	—	35
Surface Operations	18	1	9
Moab Khotsong	—	—	112
Mponeng	384	4	2
Covalent	11	—	—
Obuasi	—	5	—
Siguiri	2	—	—
AGA Mineração	1	—	—
Other	—	1	3
	505	104	253

[1] *Includes impairment of the South African asset disposal group, measured at fair value less costs to sell and disclosed in Discontinued operations. Refer to note 9.*

Impairment of cash generating units

The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.

On 12 February 2020, AngloGold Ashanti announced the sale of its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited for cash and deferred payments with expected proceeds of around $300m, subject to conditions. The South African assets were accordingly transferred to held for sale and written down to fair value less cost to sell. Refer to note 9.

Cash generating units with marginal headroom

Based on an analysis carried out by the group in 2019, the carrying value and value in use of the most sensitive cash generating unit (CGU) are:

US dollar millions	Carrying value	Value in use
Kibali [1][2]	1,506	1,628

[1] *It is estimated that a decrease of the long-term real gold price of $1,300/oz by 4.2%, would cause the receivable amount of Kibali to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.*

[2] *Equity accounted investment, included in investments in associates and joint ventures in the Statement of Financial Position.*

16 RIGHT OF USE ASSETS AND LEASE LIABILITIES

The group leases various assets including buildings, plant and equipment and vehicles. Some of the group's lease obligations are secured by the lessors' title to the leased assets for such leases.

RIGHT OF USE ASSETS

US dollar millions	Mine infrastructure	Land and buildings	Total
Cost			
Impact of adopting IFRS 16 - 1 January 2019	**119**	**9**	**128**
Additions			
- stay-in-business capital	**32**	**—**	**32**
Transfers and other movements[1]	**58**	**15**	**73**
Transfer to non-current assets and liabilities held for sale	**—**	**(1)**	**(1)**
Translation	**—**	**1**	**1**
Balance at 31 December 2019	**209**	**24**	**233**
Accumulated amortisation and impairments			
Balance at 1 January 2019	**—**	**—**	**—**
Amortisation for the year	**40**	**2**	**42**
Transfers and other movements[1]	**21**	**12**	**33**
Balance at 31 December 2019	**61**	**14**	**75**
Net book value at 31 December 2019	**148**	**10**	**158**

[1] *Relates to contracts previously classified as leases under IAS 17 which the group has reassessed upon initial transition as leases under IFRS 16 as of 1 January 2019.*

LEASE EXPENSES

US dollar millions	2019
Amounts recognised in the income statement	
Amortisation expense on right of use assets	**42**
Interest expense on lease liabilities	**10**
Expenses on short term leases	**83**
Expenses on variable lease payments not included in the lease liabilities	**220**
Expenses on leases of low value assets	**2**

These expenses are allocated to cost of sales and corporate, administration and other costs.

Total cash outflow for leases during the period amounted to $51m, consisting of repayments of liabilities of $42m and finance costs paid of $9m.

LEASE LIABILITIES

US dollar millions	2019
Lease liabilities	
Non-current	**126**
Current	**45**
Total	**171**

US dollar millions	2019
Reconciliation of lease liabilities	
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:	
Opening balance	**—**
Lease liabilities recognised	**160**
Repayment of lease liabilities	**(42)**
Finance costs paid on lease liabilities	**(9)**
Interest charged to the income statement	**10**
Reclassification of finance leases from borrowings	**60**
Change in estimate	**(5)**
Translation	**(3)**
Closing balance	**171**
Lease finance costs paid included in the statement of cash flows	**9**

16 RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED

LEASE LIABILITIES CONTINUED

US dollar millions	2019
Maturity analysis of lease liabilities	
Undiscounted cash flows	
Less than and including 1 year	**52**
Between 1 and 5 years	**89**
Five years and more	**57**
Total	**198**

US dollar millions	2019
Reconciliation between IFRS 16 lease liabilities and lease commitments as at 31 December 2018	
Lease liabilities at 1 January 2019	**128**
Discounting of lease liabilities	**16**
Non-qualifying leases [1]	**121**
Lease commitments at 31 December 2018	**265**

[1] Non-qualifying leases include leases that are short term in nature, low value items, or where the contractual repayment structures are variable in nature only, as well as the service components of qualifying contracts, not capitalised as part of the initial cost of the right of use assets.

The company does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the company's treasury function.

All lease contracts contain market review clauses in the event that AngloGold Ashanti exercises its option to renew.

Certain of the group's contracts have a payment structure that is variable in nature and hence do not qualify for IFRS 16 lease accounting. These contracts consist of mostly mining and drilling contracts. The variable nature of these contracts is to allow equal sharing of pain and gain between the group and its contractors. The cash flows are not disclosed as their variability does not permit reliable forecasts. Short-term, low value and variable contracts continue to be recognised within cost of sales.

The weighted average incremental borrowing rate at the date of initial application is 4.72%.

17 INTANGIBLE ASSETS

US dollar millions	Goodwill	Other	Total
Cost			
Balance at 1 January 2017	379	185	564
Additions	—	1	1
Transfer to assets and liabilities held for sale	—	(17)	(17)
Transfers and other movements[1]	(263)	(1)	(264)
Translation	11	4	15
Balance at 31 December 2017	127	172	299
Accumulated amortisation and impairments			
Balance at 1 January 2017	253	166	419
Amortisation for the year		6	6
Impairment	9	—	9
Transfer to assets and liabilities held for sale	—	(15)	(15)
Transfers and other movements[1]	(263)	(1)	(264)
Translation	1	5	6
Balance at 31 December 2017	—	161	161
Net book value at 31 December 2017	127	11	138
Cost			
Balance at 1 January 2018	127	172	299
Additions	—	1	1
Disposals	—	(3)	(3)
Transfers and other movements[1]	—	4	4
Translation	(11)	(7)	(18)
Balance at 31 December 2018	116	167	283
Accumulated amortisation and impairments			
Balance at 1 January 2018	—	161	161
Amortisation for the year		5	5
Disposals	—	(3)	(3)
Transfers and other movements[1]	—	4	4
Translation	—	(7)	(7)
Balance at 31 December 2018	—	160	160
Net book value at 31 December 2018	116	7	123

[1] Transfers and other movements include amounts from asset reclassifications and amounts written off.

17 INTANGIBLE ASSETS CONTINUED

US dollar millions	Goodwill	Other	Total
Cost			
Balance at 1 January 2019	116	167	283
Transfer to assets and liabilities held for sale	—	(26)	(26)
Transfers and other movements[1]	—	3	3
Balance at 31 December 2019	116	144	260
Accumulated amortisation and impairments			
Balance at 1 January 2019	—	160	160
Amortisation for the year		3	3
Transfer to assets and liabilities held for sale	—	(26)	(26)
Balance at 31 December 2019	—	137	137
Net book value at 31 December 2019	116	7	123

[1] Transfers and other movements include amounts from asset reclassifications and amounts written off.

Impairment calculation assumptions for goodwill

Based on an analysis carried out by the group in 2019, the carrying value and value in use of cash generating units (CGUs) with goodwill that were most sensitive is:

US dollar millions	2019	
	Carrying value	Value in use
Sunrise Dam	220	363

As at 31 December 2019, the recoverable amount of Sunrise Dam exceeded its carrying amount by $143m. The Sunrise Dam CGU had $108m goodwill at that date.

It is estimated that a decrease of the long-term real gold price of $1,300/oz by 5%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.

Net book value of goodwill allocated to each of the CGUs:

US dollar millions	2019	2018	2017
- Sunrise Dam	108	108	119
- Serra Grande	8	8	8
	116	116	127
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:			
- Sunrise Dam [1]	10.8%	8.3%	8.3%

Goodwill has been allocated to its respective CGUs where it is tested for impairment as part of the CGU. The group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2019 were determined on a basis consistent with the 2018 discount rates.

[1] The value in use of the CGU is $363m in 2019 (2018: $750m; 2017: $402m).

18 MATERIAL PARTLY-OWNED SUBSIDIARIES

Name	Non-controlling interest % holding			Country of incorporation and operation
	2019	2018	2017	
Cerro Vanguardia S.A. (CVSA)	7.5	7.5	7.5	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	15.0	15.0	15.0	Republic of Guinea

Financial information of subsidiaries that have material non-controlling interests are provided below:

US dollar millions	2019	2018	2017
Profit (loss) allocated to material non-controlling interests			
CVSA	5	9	7
Siguiri	—	8	13
Accumulated balances of material non-controlling interests			
CVSA	13	14	13
Siguiri	23	32	32

18   MATERIAL PARTLY-OWNED SUBSIDIARIES CONTINUED

Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.

US dollar millions	CVSA	Siguiri
Statement of profit or loss for 2019		
Revenue	**390**	**349**
Profit (loss) for the year	**68**	**1**
Total comprehensive income (loss) for the year, net of tax	**68**	**1**
Attributable to non-controlling interests	**5**	**—**
Dividends paid to non-controlling interests	**(7)**	**(9)**
Statement of profit or loss for 2018		
Revenue	498	365
Profit (loss) for the year	119	56
Total comprehensive income (loss) for the year, net of tax	119	56
Attributable to non-controlling interests	9	8
Dividends paid to non-controlling interests	(7)	(8)
Statement of profit or loss for 2017		
Revenue	517	489
Profit (loss) for the year	96	88
Total comprehensive income (loss) for the year, net of tax	96	88
Attributable to non-controlling interests	7	13
Dividends paid to non-controlling interests	(9)	(10)
Statement of financial position as at 31 December 2019		
Non-current assets	**177**	**245**
Current assets	**202**	**170**
Non-current liabilities	**(120)**	**(141)**
Current liabilities	**(82)**	**(121)**
Total equity	**177**	**153**
Statement of financial position as at 31 December 2018		
Non-current assets	176	257
Current assets	215	157
Non-current liabilities	(112)	(64)
Current liabilities	(78)	(137)
Total equity	201	213
Statement of financial position as at 31 December 2017		
Non-current assets	193	206
Current assets	171	189
Non-current liabilities	(103)	(101)
Current liabilities	(84)	(82)
Total equity	177	212
Statement of cash flows for the year ended 31 December 2019		
Cash inflow (outflow) from operating activities	**107**	**46**
Cash inflow (outflow) from investing activities	**(30)**	**(22)**
Cash inflow (outflow) from financing activities	**(47)**	**(30)**
Net increase (decrease) in cash and cash equivalents	**30**	**(6)**
Statement of cash flows for the year ended 31 December 2018		
Cash inflow (outflow) from operating activities	179	84
Cash inflow (outflow) from investing activities	(36)	(96)
Cash inflow (outflow) from financing activities	(140)	(6)
Net increase (decrease) in cash and cash equivalents	3	(18)
Statement of cash flows for the year ended 31 December 2017		
Cash inflow (outflow) from operating activities	189	152
Cash inflow (outflow) from investing activities	(55)	(82)
Cash inflow (outflow) from financing activities	(118)	(58)
Net increase (decrease) in cash and cash equivalents	16	12

19 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

US dollar millions	2019	2018	2017
Carrying value			
Investments in associates	40	36	36
Investments in joint ventures	1,541	1,492	1,471
	1,581	1,528	1,507

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows:

US dollar millions	2019	2018	2017
Aggregate statement of profit or loss for associates (attributable)			
Revenue	20	19	21
Operating (expenses) income [1]	3	(4)	(11)
Taxation	—	(1)	2
Profit (loss) for the year	23	14	12
Total comprehensive profit (loss) for the year, net of tax	23	14	12

[1] Includes share of associate profit

Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2019	2018	2017		
Kibali Goldmines S.A.[1]	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

[1] AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

US dollar millions	2019	2018	2017
Carrying value of joint ventures			
Kibali	1,506	1,439	1,423
Immaterial joint ventures	35	53	48
	1,541	1,492	1,471
Reversal (impairment) of investments in joint ventures			
Sadiola (note 8)	6	14	2
The cumulative unrecognised share of losses of the joint ventures:			
Morila	8	8	7
Yatela	2	3	2

19 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED

Summarised financial information of joint ventures is as follows (not attributable):

	Kibali		
US dollar millions	2019	2018	2017
Statement of profit or loss			
Revenue	1,123	1,098	755
Other operating costs and expenses	(479)	(539)	(530)
Amortisation of tangible and intangible assets	(282)	(330)	(264)
Finance costs and unwinding of obligations	(4)	(4)	(5)
Interest received	4	3	4
Taxation	(62)	(16)	54
Profit for the year	300	212	14
Total comprehensive income for the year, net of tax	300	212	14
Dividends received from joint venture (attributable)	75	89	—
Statement of financial position			
Non-current assets	2,522	2,659	2,834
Current assets	183	205	166
Cash and cash equivalents	453	124	3
Total assets	3,158	2,988	3,003
Non-current financial liabilities	45	29	41
Other non-current liabilities	26	24	23
Current financial liabilities	11	11	7
Other current liabilities	66	64	107
Total liabilities	148	128	178
Net assets	3,010	2,860	2,825
Group's share of net assets	1,505	1,430	1,413
Other	1	9	10
Carrying amount of interest in joint venture	1,506	1,439	1,423

US dollar millions	2019	2018	2017
Aggregate statement of profit or loss for immaterial joint ventures (attributable)			
Revenue	111	112	113
Other operating costs and expenses	(94)	(92)	(94)
Amortisation of tangible and intangible assets	(7)	(15)	(16)
Taxation	(7)	(2)	(2)
Profit (loss) for the year	3	3	1
Total comprehensive income (loss) for the year, net of tax	3	3	1

20 OTHER INVESTMENTS

US dollar millions	2019	2018	2017
Listed investments [1]			
Non-current investments			
Equity investments at fair value though profit and loss (FVTPL)			
Balance at beginning of year	19	26	
Additions	1	2	
Disposals	(1)	(2)	
Fair value adjustments	1	(3)	
Transfer to non-current assets and liabilities held for sale	(21)	—	
Translation	1	(4)	
Balance at end of year	—	19	
Equity investments at fair value though OCI (FVTOCI)			
Balance at beginning of year	63	47	
Additions	9	13	
Disposals	—	(7)	
Fair value adjustments	—	10	
Balance at end of year	72	63	

20 OTHER INVESTMENTS CONTINUED

US dollar millions	2019	2018	2017
The group reclassified its listed investments as FVTPL and FVTOCI on adoption of IFRS 9 on 1 January 2018.			
The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:			
International Tower Hill Mines Limited (ITH)	—	—	7
Corvus Gold Corporation	41	43	25
Various listed investments held by Environmental Rehabilitation Trust Fund	—	16	22
Pure Gold Mining	31	18	11
Other	—	5	8
	72	82	73
Investments at amortised cost – non-current			
Balance at beginning of year	12	4	6
Additions	11	15	—
Disposals	(9)	(6)	(2)
Transfer to non-current assets and liabilities held for sale	(15)	—	—
Translation	1	(1)	—
Balance at end of year	—	12	4
The amortised cost investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by Ashburton Investments.			
Current investments			
Listed investments – FVTOCI [2]	10	6	7
Book value of listed investments	82	100	84
Unlisted investments			
Non-current investments			
Balance at beginning of year	47	54	73
Additions	45	48	81
Maturities	(44)	(45)	(73)
Transfer to non-current assets and liabilities held for sale	(48)	—	(32)
Fair value adjustments- FVTOCI	2	—	—
Other	—	(2)	—
Translation	2	(8)	5
Balance at end of year	4	47	54
The unlisted investments include:			
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by Ashburton Investments.	—	46	53
Other	4	1	1
	4	47	54
Book value of unlisted investments	4	47	54
Non-current other investments	76	141	131
Total book value of other investments	86	147	138

[1] The group's listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments. At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.

[2] During 2019 a fair value adjustment of $4m to the Sandstorm investment was recognised.

US dollar millions	2019	2018	2017

21 INVENTORIES

	2019	2018	2017
Non-current			
Raw materials - ore stockpiles	93	106	100
Current			
Raw materials			
- ore stockpiles	229	251	261
- heap-leach inventory	4	3	5
Work in progress			
- metals in process	51	44	58
Finished goods			
- gold doré/bullion	42	57	59
- by-products	1	—	5
Total metal inventories	327	355	388
Mine operating supplies	305	297	295
	632	652	683
Total inventories[1]	725	758	783

[1] The amount of the write-down of ore stockpiles, metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense in other expenses and cost of sales is $4m (2018: $19m; 2017: $17m).

22 TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	2019	2018	2017
Non-current			
Prepayments	15	18	17
Recoverable tax, rebates, levies and duties	107	84	50
	122	102	67
Current			
Trade and loan receivables	47	33	27
Prepayments	61	42	62
Recoverable tax, rebates, levies and duties	130	116	127
Other receivables	12	18	6
	250	209	222
Total trade, other receivables and other assets	372	311	289
There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Continental Africa segment. These values are summarised as follows:			
Recoverable value added tax	167	126	106
Recoverable fuel duties	43	41	38
Appeal deposits	10	10	10

Geita Gold Mine

Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $35m to $119m (2018: $84m; 2017: $67m).

No refunds were received in cash in the current year, however claims relating to periods pre July 2017 totalling $9m have been offset against provisional corporate tax payments in 2019 in accordance with legislation. These amounts were set off against VAT claims that have been certified by an external advisor and verified by the Tanzania Revenue Authority ("TRA"). The TRA acknowledged the majority of the offsets during December 2019. The remaining disputed balance was objected to as GGM believe that the claims have been correctly set off pursuant to Tanzanian law.

An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act, 2014 (No. 5) (2015 VAT Act) to the effect that no input tax credit can be claimed for the exportation of "raw minerals". The Written Laws (Miscellaneous Amendments) (No. 2) Act, 2019, issued during 2019, provides a definition for "raw minerals". However, GGM has received notices from the TRA it is are not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes "raw minerals" for this purpose.

The basis for dispute of the disqualifications is on the interpretation of the legislation. Management's view is that the definition of "raw minerals" provided in the Written Laws (Miscellaneous Amendments) (No. 2) Act. 2019 excludes gold doré. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute "raw minerals" and accordingly the VAT claims are valid. We have obtained legal opinion that supports our view that doré does not constitute a "raw mineral".

22 TRADE, OTHER RECEIVABLES AND OTHER ASSETS CONTINUED

The total VAT claims submitted since July 2017 amount to $134m (of the total, $56m of claims were submitted in 2019). All disqualifications received from the TRA have been objected to in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No. 10).

CVSA
On September 4, 2018, a decree was published by the Argentinian Government, which reintroduced export duties for products exported from Argentina and which will be in force until 31 December 2020. The export duty rate is 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty is limited so as not to exceed ARS $4 per USD exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each dollar exported, would be replaced by a flat rate of 12% for 2020. In terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid as established by its Stability Agreement, which provides for a 30% taxation cap on annual taxes and duties paid by CVSA. As a result of the taxation cap, export duty receivables amount to $25m (2018: $14m).

23 CASH RESTRICTED FOR USE

US dollar millions	2019	2018	2017
Non-current	31	35	37
Current			
Cash restricted by prudential solvency requirements and other	27	24	18
Cash balances held by the Tropicana - joint operation	6	7	10
	33	31	28
Total cash restricted for use (note 35 and 36)	64	66	65

24 CASH AND CASH EQUIVALENTS

	2019	2018	2017
Cash and deposits on call	417	312	170
Money market instruments	39	17	35
Total cash and cash equivalents (notes 35 and 36)	456	329	205

25 SHARE CAPITAL AND PREMIUM

	2019	2018	2017
Share capital			
Authorised			
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cent each	—	—	—
30,000,000 C redeemable preference shares of no par value	—	—	—
	23	23	23
Issued and fully paid			
415,301,215 (2018: 412,769,980; 2017: 410,054,615) ordinary shares of 25 SA cents each	17	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	17	16	16
Treasury shares held within the group:			
2,778,896 A and B redeemable preference shares	—	—	—
	17	16	16
Share premium			
Balance at beginning of year	7,208	7,171	7,145
Ordinary shares issued – share premium	27	37	26
	7,235	7,208	7,171
Less: held within the group			
Redeemable preference shares	(53)	(53)	(53)
Balance at end of year	7,182	7,155	7,118
Share capital and premium	7,199	7,171	7,134

The rights and restrictions applicable to the A, B and C redeemable preference shares were unchanged during 2019. The cancellation of all redeemable preference shares is in process.

US dollar millions	2019	2018	2017

26 BORROWINGS

Unsecured

Debt carried at amortised cost

	2019	2018	2017
Rated bonds - issued July 2012 Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.	762	761	759
Rated bonds - issued April 2010 Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.	1,003	1,002	1,001
Syndicated revolving credit facility ($1bn) The facility was issued on 17 July 2014 and cancelled during October 2018. Replaced with a $1.4bn multi-currency facility.			32
Syndicated revolving credit facility (A$500m) The loan was cancelled in October 2018 and replaced by a $1.4bn multi-currency facility which is capped at A$500m.			163
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF) The Facility consists of a US dollar-based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at $500m with a margin of 1.45%above BBSY. The applicable margin is subject to a ratings grid. The facility was issued on 23 October 2018 and is available until 23 October 2023.	15	—	
Syndicated revolving credit facility (R2.5bn) Quarterly interest paid at JIBAR plus 1.8% per annum. The facility was issued on 12 December 2017 and is available until 12 December 2022. The loan is SA rand-based.	—	—	56
Syndicated loan facility (R1.4bn) Quarterly interest paid at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and is available until 7 July 2020. The loan is SA rand-based. The facility was cancelled on 19 February 2020.	—	28	81
Syndicated loan facility (R1bn) Quarterly interest paid at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017 and is available until 3 November 2022. The loan is SA rand-based.	72	35	81
Siguiri revolving credit facilities ($65m) Interest paid at 8% above LIBOR. The facility was issued on 23 August 2016, is available until 27 February 2022 and is US dollar-based.	67	—	—
Geita revolving credit facility ($150m) Multi-currency RCF consisting of Tanzanian shilling component which is capped at the equivalent of US$45m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility matures on 6 April 2021.	114	60	—
Revolving credit facilities ($100m) During 2019 the loans were refinanced and included in the Geita and Siguiri revolving credit facilities.		103	16
Other Interest charged at various rates from 2.5% plus delta exchange rate on individual instalments per annum to 4.5% per annum. Repayments terminate in June 2023. All loans are Brazilian real-based.	—	—	1

The loans are subject to debt covenant arrangements for which no default event occurred.

US dollar millions	2019	2018	2017

26 BORROWINGS CONTINUED

Secured
Finance leases [1]

Turbine Square Two (Pty) Limited

The lease is capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans.

		9	15

Australian Gas Pipeline

The contract with the supplier of gas contains embedded leases which have been determined to bear interest at an average of 6.75% per annum. The embedded leases commenced in November and December 2015 and are for a 10 and 12 year duration, respectively. The leases are repayable in monthly instalments and are Australian dollar-based. The equipment related to the embedded leases is used as security for these loans.

		48	58

Other

Various loans with interest rates ranging from 2.5% to 14.7% per annum. These loans are repayable from 2016 to 2041. Some of these loans are secured by the financed assets.

		4	5

	2019	2018	2017
Total borrowings (note 35)	**2,033**	2,050	2,268
Current portion of borrowings (note 36)	**(734)**	(139)	(38)
Total non-current borrowings (note 36)	**1,299**	1,911	2,230
Amounts falling due			
Within one year	**734**	139	38
Between one and two years	**110**	734	219
Between two and five years	**898**	860	1,687
After five years	**291**	317	324
(note 35)	**2,033**	2,050	2,268

[1] The finance leases have been included in the lease liabilities from 1 January 2019 (refer to note16).

Currency
The currencies in which the borrowings are denominated are as follows:

	2019	2018	2017
US dollar	**1,893**	1,896	1,807
Australian dollar	**21**	48	221
SA rand	**72**	75	237
Tanzanian shillings	**47**	29	—
Brazilian real	**—**	2	3
(note 35)	**2,033**	2,050	2,268

Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:

	2019	2018	2017
Syndicated revolving credit facility ($1bn) - US dollar			965
Syndicated revolving credit facility (A$500m) - Australian dollar			226
Syndicated revolving credit facility (R2.5bn) - SA rand	**179**	174	146
Syndicated revolving credit facility (R1.4bn) - SA rand	**100**	70	32
FirstRand Bank Limited (R750m) - SA rand	**54**	52	61
Revolving credit facilities ($100m) - US dollar			85
Revolving credit facility (R1bn) - SA rand	**—**	35	—
Multi-currency syndicated revolving credit facility ($1.4bn) - US Dollar	**1,379**	1,400	
Revolving credit facility - $150m	**40**	57	
	1,752	1,788	1,515

US dollar millions	2019	2018	2017
26 BORROWINGS CONTINUED			
Change in liabilities arising from financing activities:			
Reconciliation of total borrowings			
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:			
Opening balance	**2,050**	2,268	2,178
Proceeds from borrowings	**168**	753	815
Repayment of borrowings	**(123)**	(967)	(767)
Finance costs paid on borrowings	**(122)**	(117)	(125)
Deferred loan fees	**(7)**	—	—
Interest charged to the income statement	**127**	127	130
Reclassification of finance leases to lease liabilities	**(60)**	—	—
Translation	**—**	(14)	37
Closing balance	**2,033**	2,050	2,268
Reconciliation of finance costs paid:			
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:			
Finance costs paid on borrowings	**122**	117	125
Capitalised finance cost	**(6)**	—	—
Commitment fees, utilisation fees and other borrowing costs	**12**	13	13
Total finance costs paid	**128**	130	138

27 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

	2019	2018	2017
Environmental rehabilitation obligations			
Provision for decommissioning			
Balance at beginning of year	**237**	286	279
Charge to income statement	**—**	1	2
Change in estimates[1]	**29**	(47)	4
Unwinding of decommissioning obligation	**10**	12	12
Transfer to assets and liabilities held for sale	**(81)**	—	(20)
Utilised during the year	**(1)**	(1)	(2)
Translation	**2**	(14)	11
Balance at end of year	**196**	237	286
Provision for restoration			
Balance at beginning of year	**385**	409	426
Charge to income statement	**(1)**	2	8
Change in estimates[1]	**50**	(28)	(17)
Unwinding of restoration obligation	**9**	12	10
Transfer to assets and liabilities held for sale	**(15)**	—	(3)
Transfer to current portion	**—**	—	(17)
Utilised during the year	**(5)**	(3)	(4)
Translation	**—**	(7)	6
Balance at end of year	**423**	385	409
Other provisions[2]			
Balance at beginning of year	**205**	247	172
Charge to income statement	**39**	24	17
Change in estimates	**27**	18	15
Additions	**—**	—	64
Transfer to assets and liabilities held for sale	**(115)**	—	—
Transfer to trade and other payables	**(73)**	(26)	(6)
Unwinding of other provisions	**6**	7	1
Utilised during the year	**(16)**	(35)	(35)
Translation	**5**	(30)	19
Balance at end of year	**78**	205	247
Total environmental rehabilitation and other provisions	**697**	827	942

[1] The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

[2] Other provisions include the long-term provision for the silicosis class action litigation of $54m (2018: $47m; 2017: $63m), the short-term portion of $11m (2018: $16m; 2017: nil) has been included in trade and other payables.

US dollar millions	2019	2018	2017

28 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

Defined benefit plans

The retirement schemes consist of the following:

	2019	2018	2017
Post-retirement medical scheme for AngloGold Ashanti's South African employees	93	93	114
Other defined benefit plans	7	7	8
	100	100	122

Post-retirement medical scheme for AngloGold Ashanti's South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependents.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2019.

Information with respect to the defined benefit liability is as follows:

Benefit obligation

	2019	2018	2017
Balance at beginning of year	93	115	109
Interest cost	8	9	10
Benefits paid	(8)	(10)	(9)
Actuarial (gain) loss	(2)	(5)	(8)
Translation	2	(16)	13
Balance at end of year	93	93	115
Less: transfer to non-current assets and liabilities held for sale	—	—	(1)
Net amount recognised	93	93	114

Components of net periodic benefit cost

	2019	2018	2017
Interest cost	8	9	10
Net periodic benefit cost	8	9	10

Assumptions

Assumptions used to determine benefit obligations at the end of the year are as follows:

	2019	2018	2017
Discount rate	9.15%	9.57%	9.29%
Expected increase in health care costs	7.25%	7.35%	7.75%

Assumed health care cost trend rates at 31 December:

	2019	2018	2017
Health care cost trend assumed for next year	7.25%	7.35%	7.75%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.25%	7.35%	7.75%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:

	2019	2018	2017
Effect on total service and interest cost - 1% point increase	1	1	1
Effect on post-retirement benefit obligation - 1% point increase	7	7	10
Effect on total service and interest cost - 1% point decrease	(1)	(1)	(1)
Effect on post-retirement benefit obligation 1% point decrease	(6)	(7)	(8)

US dollar millions	2019	2018	2017

28 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS CONTINUED

Post-retirement medical scheme for AngloGold Ashanti's South African employees CONTINUED

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $9m to the post-retirement medical plan in 2020.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

	2019	2018	2017
2020	9		
2021	9		
2022	9		
2023	9		
2024	10		
Thereafter	47		

29 DEFERRED TAXATION

Deferred taxation relating to temporary differences is made up as follows:

	2019	2018	2017
Liabilities			
Tangible assets (owned)	370	521	604
Right-of-use assets	48		
Inventories	24	37	33
Other	9	5	15
	451	563	652
Assets			
Provisions	209	218	229
Lease liabilities	52		
Tax losses	45	24	60
Other	9	6	4
	315	248	293
Net deferred taxation liability	136	315	359
Included in the statement of financial position as follows:			
Deferred tax assets	105	—	4
Deferred tax liabilities	241	315	363
Net deferred taxation liability	136	315	359
The movement on the deferred tax balance is as follows:			
Balance at beginning of year	315	359	492
Taxation of items included in income statement from continuing and discontinued operations	(189)	(30)	(68)
Taxation on items included in other comprehensive income	(2)	5	(6)
Transfer to non-current assets and liabilities held for sale	15	—	(73)
Translation	(3)	(19)	14
Balance at end of year	136	315	359

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $444m (2018: $413m; 2017: $384m).

US dollar millions	2019	2018	2017
30 TRADE, OTHER PAYABLES AND PROVISIONS			
Non-current			
Other payables	15	3	3
Current			
Trade payables	363	350	358
Accruals[1]	167	186	228
Short-term provisions	53	20	22
Derivatives	—	9	—
Other payables	3	29	30
	586	594	638
Total trade, other payables and provisions	601	597	641

Current trade and other payables are non-interest bearing and are normally settled within 60 days.

[1] Includes accrual for silicosis of $11m in 2019 (2018: $16m; 2017: nil).

US dollar millions	2019	2018	2017
31 TAXATION			
Balance at beginning of year	54	50	97
Refunds during the year	7	5	14
Payments during the year	(228)	(171)	(174)
Taxation of items included in the income statement	298	242	190
Offset of VAT and other taxes	(50)	(63)	(78)
Transfer from tax receivable relating to North America	(10)	—	—
Translation	(9)	(9)	1
Balance at end of year	62	54	50
Included in the statement of financial position as follows:			
Taxation asset included in trade, other receivables and other assets	(10)	(6)	(3)
Taxation liability	72	60	53
	62	54	50

US dollar millions	2019	2018	2017
32 CASH GENERATED FROM OPERATIONS			
Profit (loss) before taxation	619	445	328
Adjusted for:			
Movement on non-hedge derivatives and other commodity contracts	(6)	6	1
Amortisation of tangible assets and right of use assets (note 4)	580	553	685
Finance costs and unwinding of obligations (note 7)	172	168	157
Environmental, rehabilitation and other expenditure	(6)	(23)	(26)
Impairment, derecognition of assets and profit (loss) on disposal	3	5	(1)
Other expenses (income)	41	28	89
Amortisation of intangible assets (note 4)	3	5	5
Interest income	(14)	(8)	(8)
Share of associates and joint ventures' (profit) loss (note 8)	(168)	(122)	(22)
Other non-cash movements	43	(4)	(4)
Movements in working capital	(165)	(122)	(137)
	1,102	931	1,067
Movements in working capital:			
(Increase) decrease in inventories	(67)	(2)	(67)
(Increase) decrease in trade, other receivables and other assets	(138)	(74)	(86)
Increase (decrease) in trade, other payables and deferred income	40	(46)	16
	(165)	(122)	(137)

US dollar millions	2019	2018	2017
33 RELATED PARTIES			
Material related party transactions were as follows (not attributable):			
Sales and services rendered to related parties			
Associates	**19**	—	—
Joint ventures	**7**	10	12
Purchases and services acquired from related parties			
Associates	**12**	19	16
Joint ventures	**1**	—	3
Outstanding balances arising from sale of goods and services due by related parties			
Associates	**19**	19	7
Joint ventures	**1**	—	2

Amounts owed to/due by related parties above are unsecured and non-interest bearing.

Loans advanced to joint ventures and associates

Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 19).

Executive contracts

All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company's Deferred Share Plan (DSP).

South African-based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract. This reflects global roles and responsibilities and takes account of offshore business requirements.

The executive contracts are reviewed annually and currently continue to include a change in control provision. The change in control is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti; or
- A number of shareholders holding less than thirty-five percent of the company's issued share capital consorting to gain a majority of the board and make management decisions; and
- The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change in control becoming effective, the executive management team will in certain circumstances be subject to both the notice period and the change in control contract terms. The notice period applied per category of executive and the change in control periods as at 31 December 2019 were as follows:

Executive Committee member	Notice Period	Change in control
CEO	12 months	12 months
CFO	6 months	6 months
Other Executive Management team members	6 months	6 months

33 RELATED PARTIES CONTINUED

Directors and other key management personnel

Executive directors' and prescribed officers' remuneration

The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2019.

The following are definitions of terminology used in the adoption of the reporting requirements under King IV.

Reflected
In respect of the DSP and LTIP plans, remuneration is reflected when performance conditions have been met during the reporting period.

Settled
This refers to remuneration that has been included in prior reporting periods and has now become payable (but may not yet have been paid) to the executive in the current period.

Single total figure remuneration	Base Salary		Pension scheme benefits ZAR '000	Once-off relocation costs ZAR '000	Cash in lieu of dividends ZAR '000	Other benefits[2] ZAR '000	Awards earned during the period reflected but not yet settled			Single total figure of remuneration			
	ZAR denominated portion ZAR '000	USD/AUD denominated portion[1] ZAR '000					DSP 2019 awards[3] ZAR '000	CSLTIP 2017 awards[4] ZAR '000	Sign-on awards granted[5] ZAR '000	2019 ZAR '000	2019 USD '000[8]	2018 USD '000[8]	2017 USD '000[8]
Executive directors													
KPM Dushnisky	—	18,608	4,648	2,726	142	2,578	61,842	—	—	90,544	6,268	7,570	—
KC Ramon	5,585	3,981	779	—	194	893	29,135	33,064	—	73,631	5,097	3,547	2,190
Total executive directors	**5,585**	**22,589**	**5,427**	**2,726**	**336**	**3,471**	**90,977**	**33,064**	**—**	**164,175**	**11,365**	**11,117**	**2,190**
Prescribed officers													
SD Bailey	3,879	2,560	—	—	37	1,160	18,087	5,917	—	31,640	2,190	—	—
CE Carter[6]	—	2,791	5,524	—	—	2,277	—	—	—	10,592	733	3,719	2,322
PD Chenard[7]	2,933	3,900	—	1,270	—	1,729	18,362	—	19,356	47,550	3,292	—	—
GJ Ehm	—	9,074	251	—	163	611	25,329	33,064	—	68,492	4,742	3,286	2,096
L Eybers	1,377	7,945	251	1,135	64	2,310	25,054	29,160	—	67,296	4,659	2,511	1,680
DC Noko[6]	869	396	117	—	17	1,110	—	—	—	2,509	174	2,846	1,642
S Ntuli	4,607	2,871	631	—	36	343	21,041	7,526	—	37,055	2,565	—	—
ME Sanz Perez	4,481	3,184	958	—	169	68	20,567	26,447	—	55,874	3,868	2,833	1,637
CB Sheppard[6]	1,159	528	160	—	169	830	—	—	—	2,846	197	2,961	1,413
TR Sibisi	4,944	2,337	910	—	158	61	19,638	22,713	—	50,761	3,514	2,699	1,126
Total prescribed officers	**24,249**	**35,586**	**8,802**	**2,405**	**813**	**10,499**	**148,078**	**124,827**	**19,356**	**374,615**	**25,934**	**20,855**	**11,916**

Notes:
[1] Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.
[2] Other benefits include health care, group personal accident, disability, funeral cover, accommodation allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
[3] The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2019 with the cash bonus payable in February 2020 and the share awards allocated in February 2020, vesting over a 5-year period in equal tranches.
[4] The fair value of the CSLTIP granted in 2017 with a 3-year performance period ended 31 December 2019. The awards vested on 1 March 2020.
[5] PD Chenard was awarded a sign-on award of ZAR19.36m at start date,1 April 2019, of which ZAR6.33m will be settled in cash with 50% payable upfront, the balance on 1 April 2020 and ZAR13.03m will be settled in shares to vest over a 2 year period in equal tranches in accordance with the JSE Listing requirements.
[6] All salary payments (including salary, performance related payments, pension and other benefits) for CE Carter (retired 28 March 2019), DC Noko (retired 28 February 2019) and CB Sheppard (retired 15 March 2019) are pro-rated in accordance with their retirement dates.
[7] All salary payments (including salary, performance related payments, pension and other benefits) for PD Chenard are pro-rated in accordance with his start date, 1 April 2019.
[8] Convenience conversion to USD at the year-to-date average exchange rate of $1:R14.445 (2018: $1:R13.247; 2017: $1:R13.301).

33 RELATED PARTIES CONTINUED

Directors and other key management personnel CONTINUED

Total cash equivalent received reconciliation	Single total figure remuneration ZAR '000	Awards earned during the period reflected but not yet settled			DSP 2018 cash portion settled ZAR '000	BSP, CIP and LTIP share awards settled			Sign-on cash settled			Sign-on shares settled			Total cash equivalent received reconciliation			
		DSP 2019 awards(1) ZAR '000	CSLTIP 2017 awards(2) ZAR '000	Sign-on awards granted(3) ZAR '000		Grant fair value(4) ZAR '000	Market movement since grant date(4) ZAR '000	Vesting fair value(4) ZAR '000	Grant fair value(4) ZAR '000	Currency movement since grant date(4) ZAR '000	Settlement fair value(4) ZAR '000	Grant fair value(4) ZAR '000	Market movement since grant date(4) ZAR '000	Vesting fair value(4) ZAR '000	2019 ZAR '000	2019 USD '000(5)	2018 USD '000(5)	2017 USD '000(5)
Executive directors																		
KPM Dushnisky	90,544	(61,842)	—	—	7,119	—	—	—	17,616	(1,010)	16,606	20,188	18,357	38,545	90,972	6,298	550	—
KC Ramon	73,631	(29,135)	(33,064)	—	8,378	21,504	2,849	24,353	—	—	—	—	—	—	44,163	3,057	1,936	1,515
Total executive directors	**164,175**	**(90,977)**	**(33,064)**	**—**	**15,497**	**21,504**	**2,849**	**24,353**	**17,616**	**(1,010)**	**16,606**	**20,188**	**18,357**	**38,545**	**135,135**	**9,355**	**2,486**	**1,515**
Prescribed officers																		
SD Bailey	31,640	(18,087)	(5,917)	—	2,613	4,066	724	4,789	—	—	—	—	—	—	15,038	1,041	—	—
CE Carter	10,592	—	—	—	8,778	26,276	3,913	30,188	—	—	—	—	—	—	49,558	3,431	1,967	1,907
PD Chenard	47,550	(18,362)	—	(16,191)	—	—	—	—	—	—	—	—	—	—	12,997	900	—	—
GJ Ehm	68,492	(25,329)	(33,064)	—	7,113	19,622	(198)	19,424	—	—	—	—	—	—	36,636	2,536	1,751	1,758
L Eybers	67,296	(25,054)	(29,160)	—	6,701	7,463	2,825	10,289	—	—	—	—	—	—	30,072	2,082	1,233	1,101
DC Noko	2,509	—	—	—	5,851	24,906	4,316	29,222	—	—	—	—	—	—	37,582	2,602	1,436	1,381
S Ntuli	37,055	(21,041)	(7,526)	—	3,269	3,956	1,046	5,002	—	—	—	—	—	—	16,759	1,160	—	—
ME Sanz Perez	55,874	(20,567)	(26,447)	—	5,864	18,839	1,460	20,299	—	—	—	—	—	—	35,023	2,425	1,399	1,350
CB Sheppard	2,846	—	—	—	6,186	25,446	4,338	29,783	—	—	—	—	—	—	38,815	2,687	1,146	887
TR Sibisi	50,761	(19,638)	(22,713)	—	5,495	17,709	876	18,585	—	—	—	—	—	—	32,490	2,249	886	674
Total prescribed officers	**374,615**	**(148,078)**	**(124,827)**	**(16,191)**	**51,870**	**148,283**	**19,300**	**167,581**	**—**	**—**	**—**	**—**	**—**	**—**	**304,970**	**21,113**	**9,818**	**9,058**

Notes:

[1] The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2019 with the cash bonus payable in February 2020 and the share awards allocated in February 2020, vesting over a 5-year period in equal tranches.

[2] The fair value of the CSLTIP granted in 2017 with a 3-year performance period ended 31 December 2019. The awards vested on 1 March 2020.

[3] PD Chenard was awarded a sign-on award of ZAR19.36m at start date, 1 April 2019, of which ZAR6.33m will be settled in cash with 50% payable upfront, the balance on 1 April 2020 and ZAR13.03m will be settled in shares to vest over a 2 year period in equal tranches in accordance with the JSE Listing requirements.

[4] Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested CSLTIP 2016, vested BSP 2017 and 2018, vested CIP 2017 and 2018 vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award. These values include awards vested early for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates as per as per scheme rules.

[5] Convenience conversion to USD at the year-to-date average exchange rate of $1:R14.445 (2018: $1:R13.247; 2017: $1:R13.301).

Details of the share incentive scheme awards are included below.

33 RELATED PARTIES CONTINUED

Directors and other key management personnel CONTINUED

BSP awards

	Balance at 1 January 2019	Granted	Vested. deemed settled	Forfeited / Lapsed	Balance at 31 December 2019	Fair value of granted awards[1] ZAR'000	Fair value of vested awards[2] ZAR'000	Fair value of unvested awards at 31 December 2019[3] ZAR'000
Executive Directors								
KPM Dushnisky	—	—	—	—	—	—	—	—
KC Ramon	77,073	—	49,256	—	27,817	—	10,034	8,804
Total executive directors	77,073	—	49,256	—	27,817	—	10,034	8,804
Prescribed officers								
SD Bailey	22,549	—	14,243	—	8,306	—	2,903	2,629
CE Carter[4]	67,173	—	58,055	9,118	—	—	11,664	—
PD Chenard	—	—	—	—	—	—	—	—
GJ Ehm	62,783	—	39,786	—	22,997	—	8,109	7,279
L Eybers	53,626	—	31,338	—	22,288	—	6,419	7,054
DC Noko[4]	52,531	—	44,415	8,116	—	—	9,070	—
S Ntuli	28,221	—	17,584	—	10,637	—	3,587	3,367
ME Sanz Perez	52,842	—	33,770	—	19,072	—	6,879	6,036
CB Sheppard[4]	55,534	—	47,374	8,160	—	—	9,584	—
TR Sibisi	47,221	—	29,516	—	17,705	—	6,021	5,604
Total prescribed officers	442,480	—	316,081	25,394	101,005	—	64,236	31,969
Other Management	2,482,900	—	1,595,362	70,586	816,952	—	321,706	258,565
Total BSP awards	3,002,453	—	1,960,699	95,980	945,774	—	395,976	299,338

Notes

[1] The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date. Closed scheme, no awards granted in 2019.
[2] The fair value of vested awards represents the value deemed received on settlement date.
[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.
[4] Includes awards vested early and lapsed for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates as per scheme rules.

LTIP awards

	Balance at 1 January 2019	Granted	Vested. deemed settled	Forfeited / Lapsed	Balance at 31 December 2019	Fair value of granted awards[1] ZAR'000	Fair value of vested awards[2] ZAR'000	Fair value of unvested awards at 31 December 2019[3] ZAR'000
Executive directors								
KPM Dushnisky	—	—	—	—	—	—	—	—
KC Ramon	230,595	—	56,760	63,240	110,595	—	11,315	35,003
Total executive directors	230,595	—	56,760	63,240	110,595	—	11,315	35,003
Prescribed officers								
SD Bailey	39,793	—	9,460	10,540	19,793	—	1,886	6,264
CE Carter[4]	230,595	—	93,205	137,390	—	—	18,349	—
PD Chenard	—	—	—	—	—	—	—	—
GJ Ehm	230,595	—	56,760	63,240	110,595	—	11,315	35,003
L Eybers	117,535	—	9,460	10,540	97,535	—	1,886	30,870
DC Noko[4]	208,850	—	85,036	123,814	—	—	17,178	—
S Ntuli	40,173	—	7,095	7,905	25,173	—	1,414	7,967
ME Sanz Perez	208,463	—	56,760	63,240	88,463	—	11,315	27,999
CB Sheppard[4]	213,928	—	87,220	126,708	—	—	17,344	—
TR Sibisi	195,971	—	56,760	63,240	75,971	—	11,315	24,045
Total prescribed officers	1,485,903	—	461,756	606,617	417,530	—	92,002	132,148
Other Management	2,099,263	—	510,922	635,904	952,437	—	101,852	301,446
Total LTIP awards	3,815,761	—	1,029,438	1,305,761	1,480,562	—	205,169	468,597

Notes

[1] The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date. Closed scheme, no awards granted in 2019.
[2] The fair value of vested awards represents the value deemed received on settlement date.
[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.
[4] Includes awards vested early and lapsed for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates as per scheme rules

33 RELATED PARTIES CONTINUED

Directors and other key management personnel CONTINUED

CIP matched awards

	1 January 2019	Granted	Matched	Forfeited / Lapsed	Balance at 31 December 2019	of granted awards[1] ZAR'000	Fair value of matched awards[2] ZAR'000	Fair value of unvested matched at 31 December 2019[3] ZAR'000
Executive directors								
KPM Dushnisky	—	—	—	—	—	—	—	—
KC Ramon	23,270	—	14,795	—	8,475	—	3,004	2,682
Total executive directors	23,270	—	14,795	—	8,475	—	3,004	2,682
Prescribed officers								
SD Bailey	—	—	—	—	—	—	—	—
CE Carter	949	—	949	—	—	—	175	—
PD Chenard	—	—	—	—	—	—	—	—
GJ Ehm[4]	16,500	—	—	16,500	—	—	—	—
L Eybers	16,788	—	10,198	—	6,590	—	1,983	2,086
DC Noko[5]	15,370	—	15,370	—	—	—	2,974	—
S Ntuli	—	—	—	—	—	—	—	—
ME Sanz Perez	16,039	—	10,297	—	5,742	—	2,104	1,817
CB Sheppard[5]	14,358	—	14,358	—	—	—	2,855	—
TR Sibisi	9,304	—	6,184	—	3,120	—	1,249	987
Total prescribed officers	89,308	—	57,356	16,500	15,452	—	11,340	4,890
Other Management	—	—	—	—	—	—	—	—
Total CIP awards	112,578	—	72,151	16,500	23,927	—	14,344	7,572

Notes

[1] The fair value of granted awards represents the value of awards, calculated using the original investment share price on purchase date. Closed scheme, no awards granted in 2019.
[2] The fair value of matched awards represents the value received on settlement dates.
[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.
[4] These awards lapsed for GJ Ehm in line with the scheme rules.
[5] Includes awards vested early for DC Noko and CB Sheppard in accordance with their retirement dates as per scheme rules.

Sign-on share awards

	Balance at 1 January 2019	Granted	Vested. deemed settled	Forfeited / Lapsed	Balance at 31 December 2019	Fair value of granted awards[1] ZAR'000	Fair value of vested awards[2] ZAR'000	Fair value of unvested awards at 31 December 2019[3] ZAR'000
Executive directors								
KPM Dushnisky	351,755	—	175,877	—	175,878	—	38,545	55,665
Total executive directors	351,755	—	175,877	—	175,878	—	38,545	55,665
Prescribed officers								
PD Chenard	—	64,951	—	—	64,951	13,026	—	20,557
Total prescribed officers	—	64,951	—	—	64,951	13,026	—	20,557
Total Sign-on share awards	351,755	64,951	175,877	—	240,829	13,026	38,545	76,222

Notes

[1] The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a 2-year period in equal tranches in accordance with the JSE Listing requirements.
[2] The fair value of KPM Dushnisky's vested awards represents the value received on settlement dates, 20 and 21 February 2019.
[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.

33 RELATED PARTIES CONTINUED

Directors and other key management personnel CONTINUED

DSP awards

Subsequent to year end and up to the date of this report, the following DSP awards were granted to executive directors and prescribed officers:

	Balance at 1 January 2019	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December 2019	Fair value of granted awards[1] ZAR'000	Fair value of vested awards[2] ZAR'000	Fair value of unvested awards at 31 December 2019[3] ZAR'000
Executive directors								
KPM Dushnisky	—	67,742	—	—	67,742	13,848	—	21,440
KC Ramon	—	89,782	—	—	89,782	18,353	—	28,416
Total executive directors	—	157,524	—	—	157,524	32,201	—	49,856
Prescribed officers								
SD Bailey	—	19,196	—	—	19,196	3,924	—	6,076
CE Carter	—	98,451	—	—	98,451	20,125	—	31,160
PD Chenard	—	—	—	—	—	—	—	—
GJ Ehm	—	82,037	—	—	82,037	16,770	—	25,965
L Eybers	—	77,380	—	—	77,380	15,818	—	24,491
DC Noko	—	67,548	—	—	67,548	13,808	—	21,379
S Ntuli	—	24,006	—	—	24,006	4,907	—	7,598
ME Sanz Perez	—	67,712	—	—	67,712	13,842	—	21,431
CB Sheppard	—	71,409	—	—	71,409	14,597	—	22,601
TR Sibisi	—	63,424	—	—	63,424	12,965	—	20,074
Total prescribed officers	—	571,163	—	—	571,163	116,756	—	180,775
Other Management	—	940,504	14,623	55,208	870,673	192,258	4,269	275,568
Total DSP awards	—	1,669,191	14,623	55,208	1,599,360	341,215	4,269	506,199

Notes
[1] The fair value of granted awards represents the value of awards, calculated using a five-business day volume weighted average share price prior to grant date, 21 February 2019.
[2] The fair value of vested awards represents the value deemed received on settlement date.
[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.

Non-Executive Director remuneration
The table below details the fees and allowances paid to Non-Executive Directors:

Non-Executive Directors' fees and allowances

US dollar[1]	Director fees	Committee fees	Travel allowance	Total	Figures in thousands[1] Total 2018	Figures in thousands[1] Total 2017
	2019					
SM Pityana (Chairman)	303,000	73,750	10,000	386,750	441	372
AH Garner	123,500	37,000	35,000	195,500	200	201
AM Ferguson[2]	123,500	50,500	42,500	216,500	52	—
DL Hodgson[3]	33,500	13,500	—	47,000	190	167
JE Tilk[2]	123,500	47,000	60,000	230,500	—	—
M Ramos[4]	70,000	30,500	6,250	106,750	—	—
MDC Richter	123,500	71,750	35,000	230,250	235	203
MJ Kirkwood[3]	33,500	22,250	6,250	62,000	247	231
NP January-Bardill	123,500	56,000	6,250	185,750	198	180
R Gasant	123,500	63,500	6,250	193,250	229	182
RJ Ruston	123,500	56,000	38,750	218,250	261	212
Total Fees For 2019	1,304,500	521,750	246,250	2,072,500	2,053	1,748

[1] Directors' compensation is disclosed in US dollars.

[2] Director's travel allowance includes travel for site induction.

[3] Directors resigned effective 9 May 2019.

[4] Director joined on 1 June 2019.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors' fees or committee fees.

33   RELATED PARTIES CONTINUED

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares

The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December, which individually did not exceed 1% of the company's issued ordinary share capital, were:

	31 December 2019 Beneficial holding		31 December 2018 Beneficial holding		31 December 2017 Beneficial holding	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Non-Executive directors						
SM Pityana	2,990	—	2,990	—	2,990	—
MDC Richter[1]	9,300	—	9,300	—	7,300	—
AH Garner[1]	17,500	—	17,500	—	7,500	—
RJ Ruston[2]	—	1,000	—	1,000	—	1,000
Total	**29,790**	**1,000**	29,790	1,000	17,790	1,000
Executive directors						
KPM Dushnisky[1]	131,730	—	50,000	—	—	—
KC Ramon	59,124	—	51,062	—	28,265	—
Total	**190,854**	**—**	101,062	—	28,265	—
Company Secretary						
ME Sanz Perez	31,815	16,368	26,204	16,368	13,994	16,368
Total	**31,815**	**16,368**	26,204	16,368	13,994	16,368
Prescribed officers						
SD Bailey[1]	1,190	—	—	—	—	—
GJ Ehm[2]	35,058	16,213	35,058	16,213	30,319	16,213
L Eybers	18,164	—	17,207	—	4,812	—
TR Sibisi	13,283	—	9,914	—	4,085	—
Total	**67,695**	**16,213**	62,179	16,213	39,216	16,213
Grand total	**320,154**	**33,581**	219,235	33,581	92,265	33,581

[1] Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
[2] Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)

A register detailing Directors and Prescribed Officers' interests in contracts is available for inspection at the company's registered and corporate office.

33 RELATED PARTIES CONTINUED

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares CONTINUED

Changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group's BSP and LTIP schemes, after 31 December 2019 include:

	Date of transaction	Type of transaction	Number of shares	Direct/Indirect beneficial holding
Executive Directors				
KPM Dushnisky	26 February 2020	On-market purchase in respect of the sign-on award	87,939	Direct
	26 February 2020	On-market sale of ordinary shares to settle tax costs	47,488	Direct
KC Ramon	27 February 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	8,475	Direct
	28 February 2020	On-market sale of ordinary shares to settle tax costs	3,857	Direct
	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long Term Incentive Plan	52,234	Direct
		On-market sale of ordinary shares to settle tax costs	24,027	Direct
Company Secretary				
ME Sanz Perez	27 February 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,742	Direct
	28 February 2020	On-market sale of ordinary shares to settle tax costs	2,613	Direct
	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long Term Incentive Plan	41,781	Direct
		On-market sale of ordinary shares to settle tax costs	19,219	Direct
Prescribed officers				Direct
SD Bailey	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long Term Incentive Plan	9,348	Direct
		On-market sale of ordinary shares to settle tax costs	4,300	Direct
GJ Ehm	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long Term Incentive Plan	52,234	Direct
		On-market sale of ordinary shares to settle tax costs	24,027	Direct
L Eybers	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long Term Incentive Plan	46,065	Direct
	3 March 2020	On-market sale of ordinary shares to settle tax costs	21,190	Direct
	9 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,590	Direct
		On-market sale of ordinary shares to settle tax costs	2,999	Direct
S Ntuli	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long Term Incentive Plan	11,889	Direct
		On-market sale of ordinary shares to settle tax costs	5,468	Direct
TR Sibisi	2 March 2020	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Long Term Incentive Plan	35,881	Direct
		On-market sale of ordinary shares to settle tax costs	16,505	Direct
		On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,120	Direct
		On-market sale of ordinary shares to settle tax costs	1,420	Direct

US dollar millions	2019	2018	2017

34 CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	2019	2018	2017
Capital commitments			
Acquisition of tangible assets			
Contracted for	**161**	99	87
Not contracted for	**426**	792	113
Authorised by the directors [(1)]	**587**	891	200
Allocated to:			
Project capital			
- within one year	**288**	446	104
- thereafter	**162**	308	—
	450	754	104
Stay-in-business capital			
- within one year	**117**	125	84
- thereafter	**20**	12	12
	137	137	96
Share of underlying capital commitments of joint ventures included above	**2**	91	21
Purchase obligations [(2)]			
Contracted for			
- within one year	**506**	305	274
- thereafter	**579**	658	424
	1,085	963	698

[(1)] *Includes $59m (2018: $90m; 2017: $54m) relating to discontinued operations.*
[(2)] *Includes $8m (2018: $25m; 2017: $54m) relating to discontinued operations.*

Purchase obligations

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

US dollar millions	2019	2018	2017
Contingent liabilities			
Litigation - Ghana[(1)(2)]	**97**	97	97
Litigation - North America[(3)]	**—**	—	—
Groundwater pollution[(4)]	**—**	—	—
Deep groundwater pollution - Africa[(5)]	**—**	—	—
	97	97	97

Litigation claims

[(1)] Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited's (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel has been constituted and on 26 Jul 2019 held an arbitration management meeting to address initial procedural matters.

34 CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED

[2] Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs' alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG's obligation in either matter.

[3] Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process. During November 2019, the AngloGold Ashanti defendants filed two motions for summary judgement with the Court, requesting the dismissal of all causes of actions against all defendants. On 18 March 2020, the Court granted the motions, dismissed all causes of actions and ordered the case to be closed. Newmont Mining Co. has 30 days from the date of the order to file an appeal to the Court's decision.

Tax claims
For a discussion on tax claims and tax uncertainties refer to note 12.

Other
[4] Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

[5] Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

35 FINANCIAL RISK MANAGEMENT STATEMENTS

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price (deemed to be immaterial) and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group's counterparties.

The financial risk management objectives of the group are defined as follows:
- safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

35 FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange.

Net open hedge position as at 31 December 2019

The group had no commitments against future production potentially settled in cash.

Interest rate and liquidity risk

The group manages liquidity risk by ensuring that there is sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the group's short, medium and long term funding and liquidity management requirements.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates. The counter parties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 26 and 36).

The following are the contractual maturities of financial liabilities, including interest payments

Financial liabilities

	Within one year $ millions	Effective rate %	Between one and two years $ millions	Effective rate %	Between two and five years $ millions	Effective rate %	After five years $ millions	Effective rate %	Total $ millions
2019									
Trade and other payables	**586**		**15**		**—**		**—**		**601**
Borrowings	**802**		**185**		**1,012**		**602**		**2,601**
- In USD	**790**	**5.8**	**132**	**6.0**	**913**	**6.1**	**602**	**6.5**	**2,437**
- AUD in USD equivalent	**—**	**2.3**	**—**	**2.3**	**22**	**2.3**	**—**	**—**	**22**
- TZS in USD equivalent	**6**	**12.5**	**47**	**12.5**	**—**	**—**	**—**	**—**	**53**
- ZAR in USD equivalent	**6**	**8.1**	**6**	**8.1**	**77**	**8.1**	**—**	**—**	**89**
2018									
Trade and other payables	562		—		—		—		562
Gold and oil derivative contracts	9		—		—		—		9
Borrowings	133		836		1,120		663		2,752
- In USD	112	5.8	790	5.8	1,025	6.0	622	6.5	2,549
- AUD in USD equivalent	7	6.8	7	6.8	23	6.8	26	6.8	63
- TZS in USD equivalent	5	12.5	3	12.5	29	12.5	—	—	37
- ZAR in USD equivalent	9	9.0	36	9.0	43	9.7	15	14.7	103
2017									
Trade and other payables	615		—		—		—		615
Borrowings	137		343		1,912		695		3,087
- In USD	98	5.4	145	5.4	1,643	5.5	641	6.5	2,527
- AUD in USD equivalent	16	5.1	174	5.1	25	6.8	38	6.8	253
- ZAR in USD equivalent	23	8.9	24	8.9	244	9.1	16	15.5	307

With the implementation of IFRS 16 effective 1 January 2019 the finance lease liabilities historically included in borrowings have been reallocated to lease liabilities. The table below provides a breakdown of the contractual maturities including interest payments of the lease liabilities.

	Within one year $ millions	Effective rate %	Between one and two years $ millions	Effective rate %	Between two and five years $ millions	Effective rate %	After five years $ millions	Effective rate %	Total $ millions
2019									
Lease liabilities	**51**		**33**		**54**		**56**		**194**
- In USD	**22**	**7.0**	**4**	**7.0**	**8**	**7.0**	**1**	**7.0**	**35**
- AUD in USD equivalent	**22**	**3.5**	**22**	**3.5**	**42**	**3.5**	**55**	**3.5**	**141**
- BRL in USD equivalent	**3**	**6.8**	**3**	**6.8**	**3**	**6.8**	**—**	**—**	**9**
- ZAR in USD equivalent	**4**	**9.8**	**4**	**9.8**	**1**	**9.8**	**—**	**—**	**9**

35 FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the group is as follows:

US dollar millions	2019	2018	2017
Other investments[1]	67	59	58
Trade and other receivables	57	41	33
Cash restricted for use (note 23)	64	66	65
Cash and cash equivalents (note 24)	456	329	205
Total financial assets	644	495	361

Trade and other receivables, that are past due but not impaired totalled $15m (2018: $6m; 2017: $10m). Other investments that are impaired totalled $1m (2018: nil; 2017: $3m).

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

The estimated fair value of the group's other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount 2019	Fair value 2019	Carrying amount 2018	Fair value 2018	Carrying amount 2017	Fair value 2017
Financial assets						
Other investments [1]	170	170	147	147	138	140
Financial liabilities						
Borrowings (note 26)	2,033	2,135	2,050	2,084	2,268	2,377

[1] Included in other investments are amounts transferred to held for sale

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Investments and other non-current assets

Listed equity investments classified as FVTOCI and FVTPL are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost.

Borrowings

The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is set on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value

35 FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

Fair value hierarchy

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group's financial assets measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value on a recurring basis US dollar millions	Level 1	Level 2	Level 3	Total
2019				
Equity securities - FVTPL[1]	**21**	**—**	**—**	**21**
Equity securities - FVTOCI	**82**	**—**	**—**	**82**
2018				
Equity securities - FVTPL	19	—	—	19
Equity securities - FVTOCI	69	—	—	69
2017				
Equity securities - available-for-sale	80	—	—	80

[1] Included in equity securities - FVTPL are amounts transferred to held for sale.

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

In Australia, since 2014, the group has paid an amount of AUD $6.8m into a Mine Rehabilitation Fund for a current carrying value of the liability of AUD $137.9m. At Iduapriem the group has provided a bond comprised of a cash component of $9.99m with a further bond guarantee amounting to $36.6m issued by Ecobank Ghana Limited, United Bank for Africa (Ghana) Limited and Barclays Ghana Limited for a current carrying value of the liability of $46.3m. At Obuasi the group has provided a bond comprised of a cash component of $20.6m with a further bank guarantee amounting to $30m issued by Nedbank Limited for a current carrying value of the liability of $186.3m. In some circumstances, the group may be required to post further bonds in future years which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

In South Africa, AngloGold Ashanti has established a trust fund which has assets of ZAR 1.156bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.897bn. The fund, guarantees and liability form part of the South African disposal group and have been transferred to held for sale. Refer to note 9.

Sensitivity analysis

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

35   FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

Sensitivity analysis CONTINUED

Interest rate risk on other financial assets and liabilities (excluding derivatives) CONTINUED

	Change in interest rate basis points	Change in interest amount in currency millions	Change in interest amount US dollar millions
		2019	
Financial assets			
USD denominated	100	1	1
AUD denominated	150	1	1
Financial liabilities			
TZS denominated	250	2,704	1
ZAR denominated[2]	150	15	1
USD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions 2018	Change in interest amount US dollar millions
Financial assets			
USD denominated	100	1	1
AUD denominated	150	1	1
BRL denominated	250	2	1
Financial liabilities			
TZS denominated	250	1,680	1
ZAR denominated[2]	150	14	1
AUD denominated	100	1	1

	Change in interest rate basis points	Change in interest amount in currency millions 2017	Change in interest amount US dollar millions
Financial assets			
USD denominated	100	1	1
ZAR denominated [1][2]	150	2	—
Financial liabilities			
ZAR denominated[2]	150	41	3
USD denominated	100	3	2

[1] A change of 100 basis points in financial assets results in less than a $1m change in the interest amount.
[2] This is the only interest rate risk for the company.

35 FINANCIAL RISK MANAGEMENT STATEMENTS CONTINUED

Sensitivity analysis CONTINUED

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total $m	Change in exchange rate	Change in borrowings total $m	Change in exchange rate	Change in borrowings total $m
		2019		2018		2017
Borrowings						
ZAR denominated (R/$)	**Spot (+R1.50)**	**(7)**	Spot (+R1.50)	(7)	Spot (+R1.50)	(26)
TZS denominated (TZS/$)	**Spot (+TZS250)**	**(5)**	Spot (+TZS250)	(3)		
AUD denominated (AUD/$)	**Spot (+AUD0.1)**	**(1)**	Spot (+AUD0.1)	(3)	Spot (+AUD0.1)	(16)
ZAR denominated (R/$)	**Spot (-R1.50)**	**9**	Spot (-R1.50)	9	Spot (-R1.50)	33
TZS denominated (TZS/$)	**Spot (-TZS250)**	**6**	Spot (-TZS250)	4		
AUD denominated (AUD/$)	**Spot (-AUD0.1)**	**1**	Spot (-AUD0.1)	4	Spot (-AUD0.1)	19

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

36 CAPITAL MANAGEMENT

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The capital structure of the group consists of net debt (borrowings as detailed in note 26, offset by cash and bank balances detailed in note 24) and equity of the group (comprising share capital and premium and accumulated reserves and non-controlling interests).

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The group manages capital using various financial metrics including the ratio of net debt to Adjusted EBITDA (gearing). Both the calculation of net debt and Adjusted EBITDA are based on the formula included in the Revolving Credit Agreements. The loan covenant ratio of net debt to Adjusted EBITDA should not exceed 3.5 times. The facility also makes provision for the ability of the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facility.

The group had no major issuance of equity during the year.

During January 2019 the $35m Geita revolving credit facility, entered into in August 2016 was combined with the existing $115m Geita revolving credit facility. The combined $150m revolving credit facility with Nedbank Ltd consists of a US dollar and Tanzanian Shilling facility. Facility A is a US dollar-based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian Shilling facility capped at the equivalent of $45m with interest charged at a margin of 5% plus a reference rate as determined by the lending agent.

During February 2019 the $65m Siguiri revolving credit facility entered into in August 2016 was renewed for a further 3 years and matures on 27 February 2022. The facility bears interest at 8% above LIBOR, subject to a ratings grid and is US dollar-based.

A full analysis of the borrowings as presented on the statement of financial position in included in note 26. In addition, the following details are also relevant to the borrowings at 31 December 2019:

The $750m, $700m and $300m rated bonds are fully and unconditionally guaranteed by the group.

The interest margin on the five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks will reduce should the group's credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500m portion of this facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.

36 CAPITAL MANAGEMENT CONTINUED

The R1bn, R1.4bn and R2.5bn unsecured syndicated revolving credit facilities will be used to fund the working capital and development costs associated with the group's operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.

Amounts are converted to US dollars at year end exchange rates.

Gearing ratio (Adjusted net debt to Adjusted EBITDA)

US dollar millions	2019	2018	2017
Adjusted net debt from continuing operations			
Borrowings- non-current portion (note 26)	**1,299**	1,911	2,230
Lease liabilities - non-current portion (note 16)	**126**	—	—
Borrowings - current portion (note 26)	**734**	139	38
Lease liabilities - current portion (note 16)	**45**	—	—
Total borrowings	**2,204**	2,050	2,268
Less cash and cash equivalents (note 24)	**(456)**	(329)	(205)
Net debt	**1,748**	1,721	2,063
Adjustments:			
IFRS16 lease adjustments	**(119)**	—	—
Corporate office lease	**—**	(9)	(15)
Unamortised portion of borrowing costs	**16**	13	18
Cash restricted for use (note 23)	**(64)**	(66)	(65)
Adjusted net debt	**1,581**	1,659	2,001

The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula.

	2019	2018	2017
Adjusted EBITDA from continuing operations			
Profit before taxation	**619**	445	328
Add back:			
Finance costs and unwinding of obligations (note 7)	**172**	168	157
Interest income	**(14)**	(8)	(8)
Amortisation of tangible, intangible and right of use assets (note 4)	**583**	558	690
Other amortisation	**6**	11	3
Associates and joint ventures' adjustments for amortisation, interest, taxation and other	**149**	158	117
EBITDA	**1,515**	1,332	1,287
Adjustments:			
Foreign exchange losses	**12**	9	11
Dividend income	**—**	(2)	—
Retrenchment and related costs	**7**	4	9
Care and maintenance costs (note 6)	**47**	39	62
Impairment, derecognition of assets and (profit) loss on disposal	**6**	7	2
(Gain) loss on non-hedge derivatives and other commodity contracts	**(5)**	2	—
Associates and joint ventures' share of costs	**(2)**	(3)	(2)
Adjusted EBITDA (as defined in the Revolving Credit Agreements)	**1,580**	1,388	1,369
Gearing ratio (Adjusted net debt to Adjusted EBITDA)	**1.00:1**	1.20:1	1.46:1
Maximum debt covenant ratio allowed per agreement	**3.5:1**	3.5:1	3.5:1

37 SUBSEQUENT EVENTS

Sale of South African assets - On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance and with additional proceeds if the West Wits assets are developed below current infrastructure. Refer to note 9.

Dividend declaration - On 21 February 2020, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 165 South African cents (assuming an exchange rate of ZAR 15/$, the gross dividend payable per ADS is equivalent to ~11 US cents).

37 SUBSEQUENT EVENTS CONTINUED

COVID-19 pandemic - At the date of approval of these consolidated annual financial statements, the SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe, contributing to a sharp decline in global financial markets and a significant decrease in global economic activity. On 11 March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization and has since then resulted in numerous governments and companies, including AngloGold Ashanti, introducing a variety of measures to contain the spread of the virus. To date, we have taken a number of proactive steps to protect our employees, our host communities and business, in line with the company's values, guidelines and advice provided by the WHO and with the requirements of the countries in which we operate. The health and wellbeing of our employees and our host communities remains a key priority. Cases of the outbreak have been reported in all of the jurisdictions in which we operate, and it may lead to a prolonged restriction on the movement of people and continued requirement for people to self-isolate or be quarantined.

Any self-imposed or government-mandated temporary lockdowns may disrupt the company's activities and operations and even lead to a full or partial temporary suspension of the company's mining operations in those jurisdictions. On 21 March 2020, following the Argentinian government's decision to impose a nationwide lockdown (quarantine) until 31 March 2020, including temporary travel restrictions, border closings and suspension of most industries, Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities.

On 23 March 2020, the South African government announced a 21-day nationwide lockdown, effective from midnight on 26 March 2020, resulting in the temporary suspension of mining activities of the company's South African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste Solutions (MWS) and Surface Operations.

On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business to include mining. These restrictions are set to run through 4 April 2020. Mineração Serra Grande S.A. will temporarily suspend its operations.

The current impact of all of the suspended operations is expected to be about 30,000oz to 40,000oz, or less than 2% of annual production. In these countries, the suspension of mining activities will continue for the period during which the respective restrictions remain in force.

While minimal operational disruptions have occurred at the company's other operations to date, the company may experience temporary disruptions in supply chain and logistics across its operations in the coming months should the pandemic be prolonged. Such disruptions, which include restrictions in travel and border access, may impact the company's ability to source and transport goods and services required to operate mines and to transport gold doré to refineries. Furthermore, should COVID-19 spread among the company's workforce, it may lead to a full or partial temporary suspension of the company's operating mines in those affected areas.

Given the uncertainties with respect to future developments, including duration, severity and scope of the COVID-19 pandemic and the necessary government responses to limiting its spread, the board has decided to withdraw its market guidance for 2020 published as part of its preliminary condensed consolidated financial results on 21 February 2020, at this time.

In anticipation of a prolonged negative impact from the COVID-19 pandemic, the company has drawn down $1.4bn on its US Dollar RCF to cater for the $700m bond redemption due mid-April 2020 and to provide additional liquidity headroom. After the drawdowns, cash on hand is about $1.8bn (excluding cash lock-up positions at Kibali and Sadiola, where AngloGold Ashanti's combined share totals about $300m).

Management will continue to take a prudent and proactive approach to managing the group's liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.

COMPANY – INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.

The functional currency of the company is South African rands.

SA Rands millions	Notes	2019	2018 Restated
Continuing operations			
Revenue	1	**62**	46
Cost of sales	2	**(35)**	(32)
Gross profit (loss)		**27**	14
Corporate administration, marketing and other expenses	3	**(763)**	(222)
Exploration and evaluation costs		**—**	(1)
Impairment, derecognition of assets and profit (loss) on disposal		**5**	(33)
Other (expenses) income	4	**(138)**	(141)
Operating profit (loss)		**(869)**	(383)
Interest income		**39**	6
Dividends received		**630**	322
Impairment reversal on investment in associate	12	**—**	68
Net inter-company management fees and interest		**110**	259
Other gains (losses)		**38**	(210)
Finance costs and unwinding of obligations	5	**(224)**	(211)
Profit (loss) before taxation		**(276)**	(149)
Taxation	7	**463**	314
Profit (loss) for the period from continuing operations		**187**	165
Discontinued operations			
Profit (loss) from discontinued operations	18	**(5,736)**	(24)
Profit (loss) for the year		**(5,549)**	141

COMPANY – STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER

SA Rands millions	Notes	2019	2018 Restated
Profit (loss) for the year		**(5,549)**	141
Items that will not be reclassified subsequently to profit or loss:		**20**	55
Net gain (loss) on equity investments		**(11)**	9
Actuarial gain (loss) recognised	22	**34**	67
Deferred taxation thereon		**(3)**	(21)
Other comprehensive income (loss) for the year, net of tax		**20**	55
Total comprehensive income (loss) for the year, net of tax		**(5,529)**	196

COMPANY – STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER

SA Rands millions	Notes	2019	2018
ASSETS			
Non-current assets			
Tangible assets	9	**36**	8,961
Right of use assets	10	**32**	—
Intangible assets	11	**10**	9
Investment in associate	12	**146**	385
Investments in subsidiaries	13	**42,315**	43,162
Other investments		**18**	28
Inventories	16	**—**	8
Investment in Environmental Rehabilitation Trust Fund	14	**—**	294
Trade and other receivables	15	**3**	3
Deferred taxation asset	23	**1,461**	—
		44,021	52,850
Current assets			
Inventories	16	**76**	462
Trade and other receivables	15	**193**	284
Intra-group balances	17	**438**	2,377
Cash and cash equivalents		**173**	105
		880	3,228
Assets held for sale	18	**4,701**	—
		5,581	3,228
Total assets		**49,602**	56,078
EQUITY AND LIABILITIES			
Share capital and premium	19	**51,931**	51,538
Accumulated losses and other reserves		**(12,352)**	(6,282)
Total equity		**39,579**	45,256
Non-current liabilities			
Borrowings	20	**999**	1,002
Lease liabilities	10	**63**	—
Environmental rehabilitation and other provisions	21	**788**	1,702
Provision for post-retirement benefits	22	**1,308**	1,344
Deferred taxation liability	23	**—**	512
		3,158	4,560
Current liabilities			
Borrowings	20	**9**	38
Lease liabilities	10	**41**	—
Trade and other payables	24	**2,202**	2,819
Intra-group balances	17	**3,338**	3,381
Taxation	25	**19**	24
		5,609	6,262
Liabilities held for sale	18	**1,256**	—
		6,865	6,262
Total liabilities		**10,023**	10,822
Total equity and liabilities		**49,602**	56,078

COMPANY – STATEMENT OF CASH FLOW
FOR THE YEAR ENDED 31 DECEMBER

SA Rands millions	Notes	2019	2018 Restated
Cash flows from operating activities			
Receipts from customers		**900**	510
Payments to suppliers and employees		**(1,800)**	(1,328)
Cash generated from (utilised by) operations	26	**(900)**	(818)
Net cash inflow (outflow) from operating activities from continuing operations		**(900)**	(818)
Net cash inflow (outflow) from operating activities from discontinued operations		**859**	(292)
Net cash inflow (outflow) from operating activities		**(41)**	(1,110)
Cash flows from investing activities			
Capital expenditure		**(1)**	(5)
Expenditure on intangible assets		**(1)**	(4)
Dividends received		**630**	322
Associate loans repaid		**238**	131
Additional investment in subsidiaries		**(224)**	—
Repayment of intra-group loans advanced		**567**	548
Interest received		**39**	6
Net cash inflow (outflow) from investing activities from continuing operations		**1,248**	998
Net cash inflow (outflow) from investing activities from discontinued operations		**(662)**	2,368
Net cash inflow (outflow) from investing activities		**586**	3,366
Cash flows from financing activities			
Proceeds from borrowings		**1,848**	5,413
Repayment of borrowings		**(1,748)**	(7,260)
Repayment of lease liabilities		**(33)**	—
Finance costs paid	20	**(135)**	(145)
Lease finance cost		**(12)**	—
Dividends paid	8	**(393)**	(288)
Net cash inflow (outflow) from financing activities from continuing operations		**(473)**	(2,280)
Net cash inflow (outflow) from financing activities from discontinued operations		**(4)**	(6)
Net cash inflow (outflow) from financing activities		**(477)**	(2,286)
Net increase (decrease) in cash and cash equivalents		**68**	(30)
Cash and cash equivalents at beginning of year		**105**	135
Cash and cash equivalents at end of year		**173**	105

COMPANY – STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER

SA Rands millions	Share capital and premium	Other capital reserves [1]	Retained earnings (accumulated losses)	Fair value through OCI	Actuarial gains (losses)	Total equity
Balance at 31 December 2017	51,041	1,056	(6,913)	1	(112)	45,073
Profit (loss) for the year			141			141
Other comprehensive income (loss)				9	46	55
Total comprehensive income (loss)	—	—	141	9	46	196
Shares issued	497					497
Share-based payments for share awards net of exercised		(222)				(222)
Dividends paid (note 8)			(288)			(288)
Balance at 31 December 2018	51,538	834	(7,060)	10	(66)	45,256
Profit (loss) for the year			(5,549)			(5,549)
Other comprehensive income (loss)				(11)	31	20
Total comprehensive income (loss)	—	—	(5,549)	(11)	31	(5,529)
Shares issued	393					393
Share-based payments for share awards net of exercised		(148)				(148)
Dividends paid (note 8)			(393)			(393)
Balance at 31 December 2019	**51,931**	**686**	**(13,002)**	**(1)**	**(35)**	**39,579**

[1] Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2018: R141m) and equity items for share-based payments of R545m (2018: R693m).

SA Rands millions	2019	2018
1 REVENUE		
Revenue - Group services	62	46
2 COST OF SALES		
Cash operating costs	—	(7)
Total cash costs	—	(7)
Amortisation of tangible and intangible assets (note 26)	21	39
Amortisation of right of use assets[1] (notes 10 and 26)	14	—
	35	32

[1] Amortisation relating to right of use assets as recognised in accordance with IFRS 16 Leases

	2019	2018
3 CORPORATE ADMINISTRATION, MARKETING AND OTHER EXPENSES		
Corporate administration expenses	537	61
Share scheme and related costs	226	161
	763	222
4 OTHER EXPENSES (INCOME) [1]		
Pension and medical defined benefit provisions	118	123
Royalties received	(46)	(35)
Retrenchment and related costs	22	21
Legal fees and project costs	44	32
	138	141

[1] Change in disclosure from prior years. Refer note 31.

	2019	2018
5 FINANCE COSTS AND UNWINDING OF OBLIGATIONS		
Finance costs		
Lease finance costs	12	16
Finance costs on corporate notes, bank loans and other	136	119
Other finance costs and amortisation of fees	3	5
	151	140
Unwinding of obligations	73	71
Total finance costs and unwinding of obligations (note 26)	224	211
6 EMPLOYEE BENEFITS		
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	3,259	3,846
Health care and medical scheme costs		
current medical expenses	179	292
defined benefit post-retirement medical expenses	118	123
Pension and provident plan costs		
defined contribution	212	280
Retrenchment costs	33	336
Share-based payment expense [1]	334	281
Included in cost of sales, other expenses (income) and corporate administration, marketing and other expenses	4,135	5,158

Refer to group note 33 for details of Directors' and Prescribed Officers' emoluments.

[1] Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R334m (2018: R281m) for the company is only in respect of awards made to employees of the company.

SA Rands millions	2019	2018

7 TAXATION

	2019	2018
Current taxation (note 25)		
Prior year under (over) provision	**(5)**	(16)
Deferred taxation		
Other temporary differences	**(260)**	(397)
Change in estimated deferred tax rate [2]	**(198)**	99
	(458)	(298)
	(463)	(314)
Reconciliation to South African statutory rate		
Implied tax credit at statutory tax rate of 28% [1]	**(77)**	(42)
Increase (decrease) due to:		
Expenses not tax deductible [2]	**9**	50
Impairment reversal on investment in associate	**—**	(19)
Rate adjustment to reflect the actual realised company tax rate	**1**	—
Non taxable dividend income	**(177)**	(82)
Guarantee fees	**(62)**	(174)
Tax effect of retained SA items	**47**	(130)
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change [3]	**(198)**	99
Tax allowances	**(1)**	—
Adjustments in respect of prior years	**(5)**	(16)
Income tax per income statement	**(463)**	(314)

[1] The South African statutory rates are as follows: Non-mining statutory tax rate 28% (2018: 28%); and Maximum statutory mining tax rate 34% (2018: 34%).

[2] Includes corporate and other costs, and transfer pricing.

[3] The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.

8 DIVIDENDS

	2019	2018
Ordinary shares		
Dividend number 119 of 70 SA cents per share was declared on 20 February 2018 and paid on 6 April 2018.		288
Dividend number 120 of 95 SA cents per share was declared on 19 February 2019 and paid on 8 April 2019.	**393**	
	393	288

9 TANGIBLE ASSETS

SA Rands millions	Mine development costs	Mine infra-structure	Mineral rights and dumps	Assets under construction	Land and buildings[2]	Total
Cost						
Balance at 1 January 2018	8,483	3,021	69	2,664	263	14,500
Additions						
project capital	—	—	—	61	—	61
stay-in-business capital	550	91	—	49	—	690
Disposals	—	—	—	—	(40)	(40)
Transfers and other movements[1]	(574)	(426)	—	(58)	—	(1,058)
Balance at 31 December 2018	8,459	2,686	69	2,716	223	14,153
Accumulated amortisation and impairments						
Balance at 1 January 2018	3,625	1,526	44	—	181	5,376
Amortisation for the year	609	173	1	—	16	799
Disposals	—	—	—	—	(29)	(29)
Impairment and derecognition of assets[3]	—	86	—	—	—	86
Transfers and other movements[1]	(578)	(462)	—	—	—	(1,040)
Balance at 31 December 2018	3,656	1,323	45	—	168	5,192
Net book value at 31 December 2018	4,803	1,363	24	2,716	55	8,961
Cost						
Balance at 1 January 2019	**8,459**	**2,686**	**69**	**2,716**	**223**	**14,153**
Additions						
project capital	**—**	**—**	**—**	**38**	**—**	**38**
stay-in-business capital	**546**	**91**	**—**	**69**	**3**	**709**
Transfer to assets and liabilities held for sale	**(9,502)**	**(3,067)**	**(69)**	**(1,231)**	**(12)**	**(13,881)**
Transfers and other movements[1]	**497**	**477**	**—**	**(1,592)**	**(214)**	**(832)**
Balance at 31 December 2019	**—**	**187**	**—**	**—**	**—**	**187**
Accumulated amortisation and impairments						
Balance at 1 January 2019	**3,656**	**1,323**	**45**	**—**	**168**	**5,192**
Amortisation for the year	**528**	**197**	**1**	**—**	**—**	**726**
Impairment and derecognition of assets[3]	**3,466**	**1,091**	**—**	**1,231**	**—**	**5,788**
Transfer to assets and liabilities held for sale	**(7,105)**	**(2,376)**	**(46)**	**(1,231)**	**—**	**(10,758)**
Transfers and other movements[1]	**(545)**	**(84)**	**—**	**—**	**(168)**	**(797)**
Balance at 31 December 2019	**—**	**151**	**—**	**—**	**—**	**151**
Net book value at 31 December 2019	**—**	**36**	**—**	**—**	**—**	**36**

[1] *Transfers and other movements include amounts from change in estimates of decommissioning assets, asset reclassifications and derecognition of assets.*

[2] *Included in the amounts for land and buildings are assets held under finance leases with a net book value of nil (2018: R46m).*

[3] *Impairment and derecognition of assets include the following:*

For the impairment calculation assumptions as well as further detail on the impairment of the South African cash generating units, as at 31 December 2019, refer group note 15 on tangible assets.

For the year ended 31 December, the following impairments and derecognition of tangible assets were recognised:

SA Rands millions	2019	2018
Mponeng	**5,534**	65
Other	**2**	—
Surface Operations	**252**	21
	5,788	86

10   RIGHT OF USE ASSETS AND LEASE LIABILITIES

SA Rands millions	Land and buildings[1]
Cost	
Impact of adopting IFRS 16 - 1 January 2019	—
Additions	
project capital	—
stay-in-business capital	—
Transfer to non-current assets and liabilities held for sale	—
Disposals	—
Transfers and other movements [1]	214
Balance at 31 December 2019	214
Accumulated amortisation and impairments	
Impact of adopting IFRS 16 - 1 January 2019	—
Amortisation for the year (note 2)	14
Disposals	—
Impairment and derecognition of assets	—
Transfer to non-current assets and liabilities held for sale	—
Transfers and other movements [1]	168
Balance at 31 December 2019	182
Net book value at 31 December 2019	32

[1] Relates to contracts previously classified as leases under IAS 17 which the company has reassessed upon initial transition as leases under IFRS 16 as of January 2019.

Amounts recognised in the income statement	SA Rands millions
Amortisation expense on right of use assets (note 2)	14
Interest expense on lease liabilities	12
Expenses on short term leases	1
Expenses on variable lease payments not included in the lease liabilities	115
Expenses on leases of low value assets	33

These expenses are allocated to cost of sales and corporate, administration and other costs.

Total cash outflow for leases during the period amounted to R45m, consisting of repayments of liabilities of R33m and finance costs paid of R12m.

Lease liability reconciliation	SA Rands millions
Balance at 1 January 2019	—
Lease liability recognised	—
Repayment of lease liabilities	(33)
Finance costs paid on lease liabilities	(12)
Interest charged to the income statement	12
Reclassification of finance leases from borrowings	137
Balance at 31 December 2019	104

SA Rands millions	2019
Lease liabilities	
Non-current	63
Current	41
Total	104

Maturity analysis of lease liabilities	SA Rands millions
Undiscounted cash flows	
Less than and including 1 year	49
Between 1 and 5 years	67
Five years and more	—
Total	116

The company does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the company's treasury function.

All lease contracts contain market review clauses in the event that AngloGold Ashanti exercises its option to renew.

The weighted average incremental borrowing rate at the date of initial application is 9.84%.

SA Rands millions	2019	2018

11 INTANGIBLE ASSETS

Software and licences
Cost

	2019	2018
Balance at beginning of year	**501**	500
Additions	**1**	4
Derecognition of assets	**—**	(3)
Transfer to assets and liabilities held for sale	**(381)**	—
Balance at end of year	**121**	501

Accumulated amortisation and impairment

	2019	2018
Balance at beginning of year	**492**	492
Amortisation for the year	**—**	4
Impairment and derecognition of assets	**—**	(4)
Transfer to assets and liabilities held for sale	**(381)**	—
Balance at end of year	**111**	492
Net book value at end of year	**10**	9

12 INVESTMENT IN ASSOCIATE

	2019	2018
Carrying value of investment in associate		
Investment in associate	**146**	385

Investment in associate comprises:

Name	Effective %		Description	Carrying value (SA Rands millions)	
	2019	2018		**2019**	2018
Unlisted associate					
Rand Refinery (Pty) Limited	**42.4**	42.4	Smelting and refining of gold	**146**	385
Impairment reversal				**—**	68

Rand Refinery (Pty) Limited redeemed R239m (2018: R131m) of the preference shares. During 2018, an impairment reversal of R68m was recognised through profit and loss.

13 INVESTMENT IN SUBSIDIARIES

	2019	2018
Shares at cost:		
Advanced Mining Software Limited	**2**	2
AGRe Insurance Company Limited	**149**	149
AngloGold Ashanti Holdings plc	**40,074**	40,074
AngloGold Ashanti USA Incorporated	**1,173**	949
Eastvaal Gold Holdings Limited	**917**	917
First Uranium (Pty) Limited	**—**	1,071
	42,315	43,162

14 INVESTMENT IN ENVIRONMENTAL REHABILITATION TRUST FUND

	2019	2018
The fund is managed by Ashburton Investments and invested mainly in equities, government bonds and other fixed-term deposits. The fair value of the Environmental Trust Fund is R1,156m (2018: R1,074m). [1]	**—**	294

[1] The investment in Environmental Rehabilitation Trust Fund has been transferred to assets held for sale.

SA Rands millions	2019	2018
15 TRADE AND OTHER RECEIVABLES		
Non-current		
Other receivables and deferred loan fees	3	3
Current		
Trade receivables	82	136
Prepayments and accrued income	57	53
Recoverable tax, rebates, levies and duties	43	88
Other receivables	11	7
	193	284
Total trade and other receivables	196	287
16 INVENTORIES		
Non-current		
Raw materials - ore stockpiles	—	8
Current		
Raw materials		
- ore stockpiles	—	28
Work in progress		
- metals in process	—	93
Finished goods		
- gold doré/bullion	—	21
Total metal inventories	—	142
Mine operating supplies	76	320
	76	462
Total inventories [1]	76	470

[1] The amount of the write-down of metals in process and by-products to net realisable value, and recognised as an expense is nil (2018: R7m).

SA Rands millions	2019	2018
17 INTRA-GROUP BALANCES		
Intra-group receivables		
AngloGold Ashanti Australia Limited	74	71
AngloGold Ashanti Colombia S.A.	42	42
AngloGold Ashanti Córrego do Sitío Mineração S.A.	20	20
AngloGold Ashanti (Ghana) Limited	34	27
AngloGold Ashanti Holdings plc	1	201
AngloGold Ashanti (Iduapriem) Limited	18	14
AngloGold Ashanti Mali Holdings	—	45
AngloGold Ashanti North America Inc	40	27
Cerro Vanguardia S.A.	28	21
Chemwes (Pty) Limited [1]	—	1,692
Geita Gold Mining Limited	48	25
Mineração Serra Grande S.A.	7	8
Covalent Water Company (Pty) Limited [1]	—	167
Société Ashanti Goldfields de Guinée S.A.	124	17
AGRe Insurance Company	2	—
	438	2,377
Intra-group payables		
Advanced Mining Software Limited	9	9
AngloGold Ashanti Australia Limited	5	4
AngloGold Ashanti Colombia S.A.	2	1
AngloGold Ashanti (Ghana) Limited	2	2
AngloGold Ashanti Health (Pty) Limited	13	11
AngloGold Ashanti Holdings plc	1,068	1,097
AngloGold Ashanti North America Inc	—	7
AngloGold South America Limited	411	422
Eastvaal Gold Holdings Limited	1,828	1,828
	3,338	3,381
Included in the statement of financial position as follows:		
Current assets (note 29)	438	2,377
Current liabilities (note 29)	(3,338)	(3,381)
	(2,900)	(1,004)

Intra-group balances are interest free and are payable on demand.

[1] Transferred to assets held for sale

18   DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE

South African asset sale

On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. For details, refer to group note 9 on discontinued operations and assets and liabilities held for sale.

In terms of the transaction the silicosis obligation of R904m and the post-retirement medical obligation of R1,308m relating to South African employees are retained by AngloGold Ashanti.

SA Rands millions	2019	2018
DISCONTINUED OPERATIONS		
Revenue from product sales	**6,305**	6,506
Cost of sales	**(5,431)**	(6,399)
Gain (loss) on non-hedge derivatives and other commodity contracts	**24**	(51)
Gross profit (loss)	**898**	56
Other expenses	**(706)**	(940)
Derecognition of assets, impairments and profit on disposal of assets	**(49)**	144
Impairment loss recognised on remeasurement to fair value less costs to sell	**(7,396)**	—
(Loss) profit before taxation	**(7,253)**	(740)
Normal and deferred taxation on operations	**(261)**	467
Deferred tax on impairment loss, derecognition and profit on disposal of assets	**1,778**	249
(Loss) profit from discontinued operations	**(5,736)**	(24)

The major classes of assets and liabilities of the South African disposal group as at 31 December 2019, are as follows:

SA Rands millions	2019
Tangible assets	**3,123**
Investment in First Uranium (Pty) Ltd including intra-group balance	**820**
Inventories	**427**
Investment in Environmental Rehabilitation Trust Fund	**294**
Other intra-group balances	**37**
Assets held for sale	**4,701**
Environmental rehabilitation and other provisions	**897**
Trade, other payables and provisions	**359**
Liabilities held for sale	**1,256**
Net assets held for sale	**3,445**

19   SHARE CAPITAL AND PREMIUM

SA Rands millions	2019	2018
Share capital		
Authorised		
600,000,000 ordinary shares of 25 SA cents each	**150**	150
2,000,000 A redeemable preference shares of 50 SA cents each	**1**	1
5,000,000 B redeemable preference shares of 1 SA cent each	**—**	—
30,000,000 C redeemable preference shares of no par value	**—**	—
	151	151
Issued and fully paid		
415,301,215 (2018: 412,769,980) ordinary shares of 25 SA cents each	**103**	102
2,000,000 A redeemable preference shares of 50 SA cents each	**1**	1
778,896 B redeemable preference shares of 1 SA cent each	**—**	—
	104	103
Share premium		
Balance at beginning of year	**51,435**	50,938
Ordinary shares issued	**392**	497
Balance at end of year	**51,827**	51,435
Share capital and premium	**51,931**	51,538

The rights and restrictions applicable to the A, B and C redeemable preference shares are detailed in group note 25.

SA Rands millions	2019	2018
20 **BORROWINGS**		
Unsecured		
Syndicated revolving credit facility (R1.4bn)	—	402
Interest charged at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and is available until 7 July 2020. The facility was cancelled on 19 February 2020.		
Revolving credit facility (R1bn)	**1,008**	500
Interest charged at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017 and is available until 3 November 2022.		
The loans are subject to debt covenant arrangements for which no default event occurred.		
Secured		
Finance Lease[1]		
Turbine Square Two (Pty) Limited		136
The lease is capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand -based. The building financed is used as security for this loan.		
Total non-current borrowings including current portion	**1,008**	1,038
Current portion of non-current borrowings included in current liabilities	**(9)**	(36)
Total non-current borrowings	**999**	1,002
Current portion of non-current borrowings included above	**9**	36
Unsecured		
FirstRand Bank Limited demand facility	**—**	2
Total current borrowings	**9**	38
Total borrowings	**1,008**	1,040
Amounts falling due		
Within one year	**9**	38
Between two and five years	**999**	1,002
	1,008	1,040
Undrawn facilities		
Undrawn borrowing facilities as at 31 December are as follows:		
Syndicated revolving credit facility (R2.5bn) - SA rand	**2,500**	2,500
Syndicated revolving credit facility (R1.4bn) - SA rand	**1,400**	1,000
Syndicated revolving credit facility (R1bn) - SA rand	**—**	500
FirstRand Bank Limited (R750m) - SA rand	**750**	750
	4,650	4,750

[1] *Finance leases were transferred to lease liabilities with effect 1 January 2019. Refer note 10.*

	2019	2018
Change in liabilities arising from financing activities:		
Reconciliation of total borrowings		
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:		
Opening balance	**1,040**	2,895
Proceeds from borrowings	**1,848**	5,413
Repayment of borrowings	**(1,748)**	(7,260)
Repayment of interest	**(103)**	(109)
Interest charged to income statement	**105**	100
Reclassification of finance lease to lease liabilities	**(136)**	
Deferred loan fees	**2**	1
Closing balance	**1,008**	1,040
Reconciliation of finance costs paid:		
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:		
Interest paid on borrowings	**103**	109
Commitment fees, utilisation fees and other borrowing costs	**32**	36
Total finance costs paid	**135**	145

SA Rands millions	2019	2018
21 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS		
Provision for decommissioning		
Balance at beginning of year	**666**	676
Change in estimates[1]	**28**	(52)
Transfer to assets and liabilities held for sale	**(736)**	—
Utilised during the year	**(17)**	(18)
Unwinding of decommissioning obligation	**59**	60
Balance at end of year	**—**	666
Provision for restoration		
Balance at beginning of year	**130**	127
Change in estimates[1]	**23**	(8)
Transfer to assets and liabilities held for sale	**(161)**	—
Unwinding of restoration obligation	**11**	11
Balance at end of year	**3**	130
Other provisions[2]		
Balance at beginning of year	**906**	934
Charge to income statement	**244**	175
Change in estimates	**(12)**	45
Transfer to trade and other payables	**(391)**	(270)
Transfer to assets and liabilities held for sale	**(35)**	—
Utilised during the year	**—**	(48)
Unwinding of other provisions	**73**	70
Balance at end of year	**785**	906
Total environmental rehabilitation and other provisions	**788**	1,702

[1] The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows.
[2] Included in other provisions is the provision for settlement of silicosis class action litigation.

SA Rands millions	2019	2018
22 PROVISION FOR POST-RETIREMENT BENEFITS		
The retirement schemes consist of the following:		
Post-retirement medical scheme for AngloGold Ashanti's South African employees	**1,308**	1,344

Post-retirement medical scheme for AngloGold Ashanti's South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2019.

SA Rands millions	2019	2018
Information with respect to the defined benefit liability is as follows:		
Benefit obligation		
Balance at beginning of year	**1,344**	1,421
Current service cost	**2**	3
Interest cost	**116**	120
Benefits paid	**(120)**	(133)
Actuarial gain	**(34)**	(67)
Balance at end of year	**1,308**	1,344
Components of net periodic benefit cost		
Current service cost	**2**	3
Interest cost	**116**	120
Net periodic benefit cost	**118**	123
Assumptions		
Assumptions used to determine benefit obligations at the end of the year are as follows:		
Discount rate	**9.15%**	9.57%
Expected increase in health care costs	**7.25%**	7.35%
Assumed health care cost trend rates at 31 December:		
Health care cost trend assumed for next year	**7.25%**	7.35%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**7.25%**	7.35%

SA Rands millions	2019	2018

22 PROVISION FOR POST-RETIREMENT BENEFITS CONTINUED

Post-retirement medical scheme for AngloGold Ashanti's South African employees CONTINUED

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:

	2019	2018
Effect on total service and interest cost - 1% point increase	9	11
Effect on post-retirement benefit obligation - 1% point increase	99	107
Effect on total service and interest cost - 1% point decrease	(8)	(10)
Effect on post-retirement benefit obligation - 1% point decrease	(87)	(94)

Cash flows
Contributions
The company expects to contribute R122m to the post-retirement medical plan in 2020.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

	2019	2018
2020	122	
2021	126	
2022	129	
2023	131	
2024	134	
Thereafter	666	

23 DEFERRED TAXATION

Deferred taxation

Deferred taxation relating to temporary differences is made up as follows:

	2019	2018
Liabilities		
Tangible assets (owned)	—	1,579
Right-of-use assets	9	—
Prepayments	7	2
	16	1,581
Assets		
Provisions	1,017	876
Lease liabilities	29	—
Tax losses	372	179
Derivatives	—	14
Other	59	—
	1,477	1,069
Net deferred taxation (asset) liability	(1,461)	512
The movement on the deferred tax balance is as follows:		
Balance at beginning of year	512	508
Taxation on items included in income statement from continuing and discontinued operations	(1,976)	(17)
Taxation on items included in other comprehensive income	3	21
Balance at end of year	(1,461)	512

24 TRADE AND OTHER PAYABLES

	2019	2018
Trade payables	477	599
Accruals, financial guarantees and other [1]	1,488	2,169
Short-term provisions	237	—
Derivatives (note 29)	—	51
	2,202	2,819

Trade and other payables are non-interest bearing and are normally settled within 60 days.

[1] Includes accruals for silicosis and retrenchments of R151m (2018: R233m) and nil (2018: R9m) respectively.

SA Rands millions	2019	2018
25 TAXATION		
Balance at beginning of year	**24**	37
Refunds during the year	**—**	3
Taxation of items included in income statement (note 7)	**(5)**	(16)
Balance at end of year	**19**	24

26 CASH GENERATED FROM (UTILISED BY) OPERATIONS

	2019	2018
Profit (loss) before taxation	**(276)**	(149)
Adjusted for:		
Amortisation of tangible assets (note 2)	**21**	39
Amortisation of right of use assets (note 2)	**14**	—
Finance costs and unwinding of obligations (note 5)	**224**	211
Environmental, rehabilitation and other expenditure	**(286)**	(118)
Impairment, derecognition of assets and profit / loss on disposal	**(5)**	30
Other expenses (income)	**118**	123
Impairment reversal on investment in associate	**—**	(68)
Interest income	**(39)**	(6)
Dividends received	**(630)**	(322)
Foreign currency translation on intergroup loans	**(37)**	208
Other non-cash movements	**49**	(451)
Movements in working capital	**(53)**	(315)
	(900)	(818)
Movements in working capital:		
(Increase) decrease in inventories	**(30)**	—
(Increase) decrease in trade and other receivables	**62**	(38)
Increase (decrease) in trade and other payables	**(85)**	(277)
	(53)	(315)

27 RELATED PARTIES

Material related party transactions were as follows:	2019	2018
Sales and services rendered to related parties		
Subsidiaries[1]	**3,081**	2,778
Purchases and services acquired from related parties		
Subsidiaries[1]	**188**	566
Outstanding balances arising from sale of goods and services due by related parties		
Subsidiaries	**438**	2,377
Outstanding balances arising from purchases of goods and services and other loans owed to related parties		
Subsidiaries	**3,338**	3,381
Investment in Environmental Rehabilitation Trust Fund [2]	**—**	294

Amounts owed to/due by related parties above are unsecured and non-interest bearing.

In 2019, AngloGold Ashanti received a dividend of R406m from AngloGold Ashanti Holdings plc (2018: 294m).

Management fees, royalties, interest and net dividends from subsidiaries amounts to R2m (2018: R1m).

Details of guarantees to related parties are included in note 28.

Refer to page 117 for the list of principal subsidiaries and operating entities.

Directors and other key management personnel
Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in group note 33.

[1] Includes VAT where applicable.
[2] Transferred to assets held for sale.

SA Rands millions	2019	2018

28 CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	2019	2018
Capital commitments		
Acquisition of tangible assets		
Contracted for	93	110
Not contracted for	734	1,182
Authorised by the directors	827	1,292
Allocated to:		
Project capital		
- within one year	29	135
- thereafter	—	34
	29	169
Stay-in-business capital		
- within one year	537	958
- thereafter	261	165
	798	1,123
Purchase obligations		
Contracted for		
- within one year	78	183

Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

	2019	2018
Contingent liabilities		
Groundwater pollution[1]	—	—
Deep groundwater pollution[2]	—	—
Contingent asset		
Royalty - Tau Lekoa Gold Mine[3]	—	—
Guarantees		
Financial guarantees		
Rated bonds[4]	24,489	25,107
Revolving credit facilities - $100m[5]		1,435
Performance guarantee		
Mine Waste Solutions[6]	—	—
	24,489	26,542

Contingent liabilities

[1] Groundwater pollution - The company has identified groundwater contamination plumes at its South African operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

28   CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED

Contingent liabilities CONTINUED

[2] Deep groundwater pollution - The company has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mining areas in South Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset

[3] Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 895,954oz (2018: 825,791oz) produced have been received to date.

Guarantees

[4] The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020, the issued $300m 6.5% rated bonds due 15 April 2040 and the $750m 5.125% rated bonds issued during July 2012, due 1 August 2022.

[5] The company has fully and unconditionally guaranteed all payments and other obligations under the $100m, 3 year revolving credit facilities entered into during 2016. During 2019, the loans were refinanced and included in Geita and Siguiri revolving credit facilities.

[6] As part of the acquisition by the company of First Uranium (Pty) Limited during 2012, the owner of Mine Waste Solutions, the company agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. As at 31 December 2019, 118,195oz (2018: 144,518oz) remain to be delivered against the guarantee over the life of the contract. The guarantee is included in the South African assets sale as described in note 9.

29   FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the company

Risk management activities within the company are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the company's counterparties.

The financial risk management objectives of the company are defined as follows:

- safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.

29 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.

Net open hedge position as at 31 December 2019

The company had no outstanding commitments against future production.

Interest rate and liquidity risk

Refer note 35 in the group financial statements. At each of the financial years ended 31 December 2019 and 2018, the company was in a net current liability position. The company will fund current liabilities from operating cash flows and borrowings.

The following are the contractual maturities of financial liabilities, including interest payments:
Financial liabilities

SA Rands	Within one year Effective rate		Between one and two years Effective rate		Between two and five years Effective rate		After five years Effective rate		Total
2019	millions	%	millions	%	millions	%	millions	%	millions
Financial guarantees	9,796		—		10,495		4,198		24,489
Borrowings	82	8.1	82	8.1	1,076	8.1	—		1,240
Lease liability (2)	49	9.8	53	9.8	14	9.8	—		116
Trade and other payables (note 24)	2,202		—		—		—		2,202
Intra-group balances (note 17)	3,338		—		—		—		3,338
2018									
Financial guarantees	1,435		10,043		10,760		4,304		26,542
Borrowings	127	8.8	508	8.7	602	8.6	—		1,237
Trade and other payables (note 24)	2,768		—		—		—		2,768
Derivatives (note 24)	51		—		—		—		51
Intra-group balances (note 17)	3,381	(1)	—		—		—		3,381

(1) Effective rate less than 0.1%.
(2) Effective 1 January 2019, finance lease liabilities are no longer included in total borrowings but disclosed separately as part of lease liabilities.

Financial guarantees and their related amounts included in the statement of financial position include:

SA Rands millions	Guarantee	Included in statement of financial position	Guarantee	Included in statement of financial position
	2019		2018	
Rated bonds	24,489	990	25,107	1,212
Revolving Credit Facilities - $100m			1,435	—
	24,489	990	26,542	1,212

29 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

The following are the contractual maturities of financial liabilities, including interest payments CONTINUED

Credit risk
Refer group note 35.

The combined maximum credit risk exposure of the company is as follows:

SA Rands millions	2019	2018
Other investments	14	13
Trade and other receivables	96	146
Intra-group balances (note 17)	438	2,377
Cash and cash equivalents	173	105
Total financial assets	721	2,641
Financial guarantees (note 28)	24,489	26,542

The company has trade and other receivables that are past due totalling R50m (2018: R85m). Trade and other receivables arise mainly due to intergroup transactions. Receivables from intergroup transactions are considered to be low credit risk. Credit risk for these assets has not been increased significantly since initial recognition. During 2019, the business activities of one of the wholly owned subsidiaries of the company changed and the intergroup loan of the subsidiary was fully impaired by R25m (2018: R30m).

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company's other investments and borrowings as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value
SA Rands millions	2019		2018	
Financial assets				
Other investments	18	18	28	28
Financial liabilities				
Borrowings (note 20)	1,008	1,008	1,040	1,040

The following methods and assumptions were used to estimate the fair value borrowings:

Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Fair value of financial instruments
The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:   quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:   inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:   inputs for the asset or liability that are not based on observable market data (unobservable inputs).

29 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

The following are the contractual maturities of financial liabilities, including interest payments CONTINUED

The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value as at 31 December.

Type of instrument

Assets measured at fair value on a recurring basis SA Rands millions	Level 1	Level 2	Level 3	Total
2019				
Equity securities - FVTOCI	4	—	—	4
2018				
Equity securities - FVTOCI	15	—	—	15

Environmental obligations
Pursuant to environmental regulations in South Africa, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to establish independent trust funds or provide guarantees issued by the operation, to the Department of Mineral Resources to cover the potential environmental rehabilitation obligation in specified amounts. AngloGold Ashanti has established a trust fund which has assets of ZAR 1.156bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.897bn. The fund, guarantees and liability form part of the South African disposal group and have been transferred to held of sale. Refer note 18.

Sensitivity analysis

Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 35 in the group financial statements.

30 CAPITAL MANAGEMENT

Capital is managed on a group basis only and not on a company basis. Refer to note 36 in the group financial statements.

31 NEW AND AMENDED STANDARDS ADOPTED BY THE COMPANY

AngloGold Ashanti adopted IFRS 16 *Leases.*
As a result of adopting IFRS 16 Leases, the company has changed its accounting policy. The impact of adopting IFRS 16 Leases is disclosed in note 10. The new accounting policy is disclosed in Annexure A "Summary of significant accounting policies - Leases".

CHANGE IN DISCLOSURE
Effective 1 January 2019, the company changed the disclosure of "Special Items" in the income statement. In prior periods, the company disclosed items that due to their size and/or nature, required separate disclosure on the face of the income statement, in accordance with IAS 1.97 as Special Items. In addition, a disclosure category - "Other operating expenses" was reported to disclose expenses which were not included in gross profit. Going forward these two categories of expenses and income will be disclosed as:
- Other expenses (income); and
- Separate line item(s) on the face of the income statement depending on materiality.

The representation provides more useful information by reporting material items separately. The change in presentation has no impact on the reported totals, or on amounts presented in the Statement of Financial Position.

31 NEW AND AMENDED STANDARDS ADOPTED BY THE COMPANY CONTINUED

CHANGE IN DISCLOSURE CONTINUED

As a result of the change, reclassifications in the income statement are as follows:

Income statement extract SA Rands millions	2018 Previously reported	2018 Reclassification
Gross profit (loss)	70	70
Corporate administration, marketing and other expenses	(224)	(224)
Exploration and evaluation costs	(53)	(53)
Impairment, derecognition of assets and profit (loss) on disposal	n/a	141
Other expenses (income)	(603)	(975)
Special items	(231)	n/a
Operating profit (loss)	**(1,041)**	**(1,041)**

32 SUBSEQUENT EVENTS

Sale of South African assets - On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance and with additional proceeds if the West Wits assets are developed below current infrastructure. Refer to note 18 and group note 9.

Dividend declaration - On 21 February 2020, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 165 South African cents (assuming an exchange rate of ZAR 15/$, the gross dividend payable per ADS is equivalent to ~11 US cents).

COVID-19 pandemic - For a discussion of the impact of the COVID-19 pandemic, refer group note 37.

ANNEXURE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

EQUITY-ACCOUNTED INVESTMENTS

Joint ventures

A joint venture is an entity in which the group holds a long term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group's interests in joint arrangements classified as joint ventures are accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Associates

The equity method of accounting is used for investments over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal.

Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Joint ventures and associates

If necessary, impairment losses on loans and equity are reported under share of joint ventures and associates profit and loss.

Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

In determining materiality for the disclosure requirements of IFRS 12 Disclosure of Interest in Other Entities, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.

UNINCORPORATED JOINT OPERATIONS

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

FOREIGN CURRENCY TRANSLATION

Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of the parent company is South African Rands.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- share capital and premium are translated at historical rates of exchange at the reporting date;
- retained earnings are converted at historical average exchange rates;
- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
- all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for as other comprehensive income on consolidation. On repayment or realisation, permanent loans and investments are recycled from FCTR to the income statement. For the company, the exchange differences on such monetary items are reported in the company income statement.

SEGMENT REPORTING

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker (CODM) in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief executive officer and the executive committee are collectively identified as the CODM.

TANGIBLE ASSETS

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

When there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and the difference is recognised as an impairment.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount of the related asset, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:

- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years;
- computer equipment up to three years; and
- leased assets over the shorter of the period of the lease and the useful life of the leased asset.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount at the date of sale. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody to which these assets relate.

The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

- Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location;
- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Ore Reserve, after which the expenditure is capitalised as a mine development cost; and
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

LEASES

The group assesses whether a contract is or contains a lease at inception of a contract. The group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially

measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group applies the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Lease payments included in the measurement of the lease liability comprise:
* fixed lease payments (including in-substance fixed payments), less any lease incentives;
* variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
* the amount expected to be payable by the lessee under residual value guarantees;
* the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
* payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented separately in the consolidated statement of financial position, allocated to non-current and current liabilities.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
* the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
* the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
* a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term is determined as the non-cancellable period of a lease, together with:
* Periods covered by an option to extend the lease if AngloGold Ashanti is reasonably certain to make use of that option; and/or
* Periods covered by an option to terminate the lease, if AngloGold Ashanti is reasonably certain not to make use of that option.

Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The group applies IAS 36 *Impairment of Assets* to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Tangible assets, right of use assets and intangible assets are not depreciated once classified as held for sale.

A disposal group qualifies as a discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

- Represents a separate major line of business or geographical area of operations;
- Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
- Is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

INVENTORIES

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:

- metals in process are valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include uranium oxide, silver and sulphuric acid, are valued using an average total production cost method;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Impairments resulting from a decrease in prices are disclosed in other expenses, all other impairments are included in cost of sales.

PROVISIONS

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

EMPLOYEE BENEFITS

Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Share-based payments

The group's management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

In addition, the group's management awards certain employee bonuses in the form of a cash settled scheme, whereby awards granted are linked to the performance of the company's share price. A liability is recognised based upon the grant date fair value and is subsequently remeasured to the closing share price at each reporting date up to the date of vesting. Remeasurements to fair value are recognised in the income statement.

In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

ENVIRONMENTAL EXPENDITURE

The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

REVENUE RECOGNITION

Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.

Revenue from product sales comprises sales of:
- refined gold;
- by-products including silver and sulphuric acid; and
- doré bars.

Revenue from product sales is recognised at a point in time.

TAXATION

Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, in other comprehensive income or directly in equity, or a business combination that is an acquisition.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense.

OTHER EXPENSES AND INCOME

Items of income and expense, not included in gross profit, that are:
- material either quantitatively or qualitatively, or both;
- not directly related to current operating or financing activities; and
- not disclosed separately on the face of the income statement,

are classified as Other (expenses) income on the face of the income statement.

FINANCIAL INSTRUMENTS

Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument's acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

On initial recognition, a financial asset is classified as measured at:
- amortised cost;
- Fair value through other comprehensive income (FVTOCI) - equity instruments; or
- FVTPL.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments
Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The group subsequently measures all equity investments at fair value. Where the group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group's right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVTPL are recognised in other gains or losses in the statement of profit or loss as applicable.

Trade receivables
Trade receivables mainly comprise receivable owing from banking institutions purchasing gold bullion. Normal market settlement terms are two working days.

Impairment of financial assets
Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL's. Loss allowances are deducted from the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.

Fair value measurements
The group measures financial instruments at fair value at each reporting date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

For the purpose of fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES
FOR THE YEAR ENDED 31 DECEMBER

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.

		Shares held		Holding	Percentage held	
		2019	2018		**2019**	2018
Principal subsidiaries and controlled operating entities[1]						
AngloGold Ashanti Australia Limited[2]	2	**257,462,077**	257,462,077	I	**100**	100
AngloGold Ashanti Holdings plc	6	**5,326,550,917**	5,326,550,917	D	**100**	100
AngloGold Ashanti USA Incorporated	10	**235**	235	D	**100**	100
						100
Operating entities						
AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	**4,167,084,999**	4,167,084,999	I	**100**	
AngloGold Ashanti (Ghana) Limited[3]	4	**132,419,584**	132,419,584	I	**100**	100
AngloGold Ashanti (Iduapriem) Limited	4	**66,270**	66,270	I	**100**	100
Cerro Vanguardia S.A.	1	**13,875,000**	13,875,000	I	**92.50**	92.50
Geita Gold Mining Limited	9	**123,382,772**	123,382,772	I	**100**	100
Mineração Serra Grande S.A.	3	**1,999,999**	1,999,999	I	**100**	100
Societé AngloGold Ashanti de Guinée S.A.	5	**3,486,134**	3,486,134	I	**85**	85
Joint venture operating entities						
Kibali (Jersey) Limited[4]	7	**2,324**	2,324	I	**50**	50
Société des Mines de Morila S.A.	8	**400**	400	I	**40**	40
Société d'Exploitation des Mines d'Or de Sadiola S.A. [5]	8	**41,000**	41,000	I	**41**	41
Unincorporated joint operation						
Tropicana joint operation	2	**n/a**	n/a	I	**70**	70

D - Direct Holding
I - Indirect Holding

[1] All the operations in South Africa, namely, Mine Waste Solutions and Mponeng are held by the parent company, AngloGold Ashanti Limited.
An agreement for the sale of the South African operations was announced on 12 February 2020.
[2] Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.
[3] Operates the Obuasi mine in Ghana.
[4] Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.
[5] An agreement for the sale of Sadiola was announced on 23 December 2019, subject to conditions precedent.

1	Argentina	6	Isle of Man
2	Australia	7	Jersey
3	Brazil	8	Mali
4	Ghana	9	Tanzania
5	Republic of Guinea	10	United States of America

SHAREHOLDERS' INFORMATION
AT 31 DECEMBER

According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are in excess of 5% of the ordinary issued share capital of the company:

Shareholders or their subsidiaries directly or indirectly holding >5% of AngloGold Ashanti's capital	Ordinary shares held			
	2019		2018	
	Number	%	Number	%
Black Rock Inc.	41,236,154	9.93	32,926,713	7.98
Public Investment Corporation of South Africa	30,439,075	7.33	25,395,823	6.15
Van Eck Global	27,375,511	6.59	52,402,004	12.70

The Bank of New York Mellon holds 159,694,660 shares representing a holding of 38% (2018: 183,174,711 shares, a 44% holding) through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti's ADS custodian.

Shareholder spread as at 31 December 2019:

Class of shareholder	Number of shareholders	% of total shares in issue	Number of shares held	% of total shareholders
Public shareholders	11,825	99.90%	414,773,830	99.87%
Non-Public				
Directors	11	0.09%	353,735	0.09%
Strategic holdings (Government of Ghana)	1	0.01%	173,650	0.04%
Total	11,837	100.00%	415,301,215	100.00%

A redeemable preference shares
B redeemable preference shares

All redeemable preference shares are held by a wholly-owned subsidiary company.

ANNUAL REPORTS

Should you wish to receive a printed copy of AngloGold Ashanti's Annual Financial Statements 2019, please request same from the contact persons listed at the end of this report, or from the company's website, or from companysecretary@anglogoldashanti.com, or PO Box 62117, Marshalltown, Johannesburg, 2107.

GLOSSARY OF TERMS AND ABBREVIATIONS

GLOSSARY OF TERMS AND NON-GAAP METRICS

All-in sustaining costs:	During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on 'all-in sustaining costs' metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. 'All-in sustaining costs' is an extension of the existing 'total cash cost' metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
All-in costs:	All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine.
	Non-sustaining costs are those costs incurred at new operations and costs related to 'major projects' at existing operations where these projects will materially increase production.
	All-in costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
By-products:	Any products that emanate from the core process of producing gold, including silver and sulphuric acid.
Capital expenditure:	Total capital expenditure on tangible and intangible assets.
Adjusted EBITDA:	Profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, interest and dividend income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds, write-off of stockpile and heap leach inventories to net realisable value, and the share of associates' EBITDA.
	The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.
	The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Effective tax rate:	Current and deferred taxation as a percentage of profit before taxation.
Free cash flow:	Cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions and disposals and movements in restricted cash.
Gain (loss) on non-hedge derivatives and other commodity contracts:	Fair value changes on derivatives that are not designated as hedges in accordance with IFRS 9 - Financial Instruments, and other commodity contracts.
Gold produced:	Refined gold in a saleable form derived from the mining process.
Net debt:	Borrowings (excluding the Turbine Square Two (Pty) Limited lease), adjusted for the unamortised portion of the rated bonds, and cumulative fair value adjustment on issued bonds; less cash restricted for use and cash and cash equivalents.
Net capital employed:	Total equity adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation plus interest-bearing borrowings, less cash and cash equivalents and adjusted for capital expenditure incurred on assets not yet in production. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Operating cash flow:	Net cash inflow from operating activities less stay-in-business capital expenditure.

Project capital:	Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Region:	Defines the operational management divisions within AngloGold Ashanti, namely South Africa, Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali and Tanzania), Australia (Australia and surrounding areas), and the Americas (Argentina, Brazil and Colombia).
Rehabilitation:	The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Stay-in-business capital:	Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Sustaining capital:	Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Total cash costs:	Total cash costs include site costs for all mining, processing and administration, and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
	Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares:	The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

ABBREVIATIONS

$ or USD	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AIC	All-in costs
AISC	All-in sustaining costs
ASX	Australian Securities Exchange
BBSY	Bank bill swap bid rate
BRL	Brazilian real
bn	Billion
CDI	CHESS Depositary Interests
CHESS	Clearing House Electronic Settlement System
Companies Act	The South African Companies Act, No. 71 of 2008, as amended
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
i-XBRL	inline eXtensible Business Reporting Language
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited
LIBOR	London Interbank Offer Rate
M or m	Million, depending on the context
Moz	Million ounces
NYSE	New York Stock Exchange
oz	Ounces (troy)
RCF	Revolving Credit Facility
R, ZAR or Rand	South African rands
SEC	United States Securities and Exchange Commission
Strate	South Africa's Central Securities Depositary
TZS	Tanzanian Shillings
US/USA	United States of America
XBRL	eXtensible Business Reporting Language

FORWARD LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, (including as a result of the COVID-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, (including as a result of the COVID-19 pandemic), the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

ADMINISTRATIVE AND CORPORATE INFORMATION

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE:(Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
NP January-Bardill^
NVB Magubane^
M Ramos^
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
ME Sanz Perez
Executive Vice President
General Counsel, Compliance and Company
Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
  +1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT^SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for ANGLOGOLD
ASHANTI.
Telephone: +1-888-BNY-ADRS



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 27, 2020

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance